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08004855

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Follow-Up Materials

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REGISTRANT'S NAME Aeon Co Ltd

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SEP 15 2008
THOMSON REUTERS

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FILE NO. 82- 34806 FISCAL YEAR 2-2008

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DATE: 9/11/08

ÆON

Fully Global, Truly Local

Annual Report 2008

Fiscal year ended February 20, 2008


ÆON
ÆON MALL

Profile

Focus on synergy and profits

Made up of 169 group companies, Aeon engages in comprehensive retail business with shopping mall development and operation at its core, realizing synergy by operating from a strong management base. Aeon offers a lineup of stores, goods and services that are all characterized by a distinctive local level of customer and community partnership, on the one hand, and by global breadth and sophistication of services, on the other.

Aeon is now embarking on a new era of sustainable growth, revamping its business structure from the ground up to increase the agility with which it reflects the customer's point of view. In August 2008, Aeon will adopt a pure holding company structure, which will facilitate the creation of a new growth-oriented business model and enable selective centralization and decentralization of management tasks for optimum efficiency and increased corporate value.

Contents

Highlights for the year

Financial highlights

The growing dynamism of the Group's business activities was reflected in record revenues. For the year under review, consolidated operating income declined for the first time in 10 years, mainly due to the short-term costs of strategic adjustments at certain subsidiaries.

Years Ended February 20,	'04	'05	'06	'07	'08		'08
Total revenues (¥ billion)	3,546	4,195	4,430	4,824	5,167	($ billion)	47.8
Operating income (¥ billion)	132	146	166	189	156	($ billion)	1.4
Net income (¥ billion)	55	62	28	57	43	($ billion)	0.4
Equity (¥ billion)	479	632	676	1,200	1,167	($ billion)	10.8
Basic net income per share (¥)	83.1	88.7	39.6	77.3	55.7	($)	0.5

Notes:

1 For convenience only, U.S. dollar amounts were translated at the rate of ¥108=$1, the rate of exchange at February 20, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars.

2. Japanese yen figures less than a billion yen are rounded down to the nearest billion yen except for per share data.

3. According to a new accounting standard for presentation of equity, which is effective for fiscal years ending on or after May 1, 2006, stock acquisition rights, minority interests and any deferred gain or loss on derivatives under hedge accounting are presented as components of equity. Accordingly the amounts of equity as of February 20, 2007 and 2008 are not directly comparable to shareholders' equity of prior years, stated above.

Forward-looking statements

Statements contained in this report with respect to Aeon's plans, strategies and beliefs that are not historical facts are forward-looking statements about the future performance of Aeon which are based on management's assumptions and beliefs in light of the information currently available to it. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Aeon's actual results, performance or achievements to differ materially from the expectations expressed herein.

Operating highlights

Revenues and operating income by industry segment

Performance that mirrors Aeon's comprehensive product and service offering



Revenues	
GMS and other retail store operations	73%
Specialty store operations	11%
SC development operations	3%
Service and other operations	13%



Operating income	
GMS and other retail store operations	44%
Specialty store operations	0%
SC development operations	23%
Service and other operations	33%

Revenues and operating income by geographical segment

Growing diversity through measured expansion



Revenues	
Japan	89%
North America	5%
Asia and Others	6%



Operating income	
Japan	88%
North America	−1%
Asia and Others	13%

The Chairman's message

Everything Aeon does is for the sake of our customers. This perspective is the basis for our timely and appropriate adaptation to the ever-changing business environment, and for our continuing evolution as an enterprise dedicated to customer satisfaction.



On August 21, 2008, we will prepare the entire Aeon Group for even greater growth with our transition to a pure holding company structure. This process of continuing reform will be guided by our abiding commitment to Aeon's Basic Principles.

Strengthening corporate governance

We formulated the Aeon Declaration and the Aeon Code of Conduct as practical, everyday expressions of our unchanging principles. Corporate governance reform is also a vital element of our work to assure continual improvement in corporate value. Aeon has adopted the "Company with Committees" governance system that draws a clear line between the supervisory role of the directors and the management functions of executive officers. Executive officers are granted substantial authority to make timely decisions that will achieve our medium- to long-term goals. This governance structure promotes high management transparency by strengthening the supervisory powers of the Board of Directors. To ensure that decisions are reasonable and appropriate, directors are subject to rigorous accountability regarding their duties and actions. Another way we maintain transparency is by appointing a majority of outside directors to the Audit, Nomination and Compensation committees. Aeon Co., Ltd. will retain the Company with Committees system after its transition to a pure holding company in August.

Sterling behavior by employees and suppliers

The Aeon Code of Conduct guides the daily behavior of all employees. By fostering a corporate culture of good faith and innovation, we seek the lasting trust of the community. All employees are continually coached in the standards defined by our Code of Conduct. We also provide regular compliance education as part of a compliance structure based on up-to-date knowledge of laws and regulations.

Aeon Basic Principles

Peace : Aeon is a corporate group whose operations are dedicated to the pursuit of peace through prosperity.

People : Aeon is a corporate group that respects human dignity and values personal relationships.

Community : Aeon is a corporate group rooted in local community life and dedicated to making a continuing contribution to the community.


Peace
The Customer
People
Community

Aeon's Topvalu private brand goods are manufactured under contract by over 500 suppliers worldwide. We work with companies under the Aeon Supplier Code of Conduct, which requires them to comply with laws and regulations and be environmentally responsible. The Code of Conduct includes 13 requirements relating to human rights, work environments, corporate ethics and environmental protection. To assure compliance, we maintain our own extensive monitoring programs.

Environmental protection and social contribution

Aeon takes its corporate social responsibilities very seriously. We aim to fulfill those responsibilities and continually improve corporate value by balancing a global perspective and a firm commitment to local communities, all underscored by highly proactive environmental protection and social contribution activities.

Aeon is the first retail organization in Japan to set specific numerical targets for reducing CO_2 emissions. On March 14, 2008, we adopted the Aeon Manifesto on the Prevention of Global Warming, under which we pledge to maintain corporate growth while also reducing the environmental load. We aim to cut CO_2 emissions by 30% from the fiscal 2006 level by fiscal 2012.

One of the ways we are involving customers with this goal is through a new policy reducing on store-provided plastic shopping bags. We introduced it at the Jusco Higashiyamanijo Store in Kyoto in January 2007. With the cooperation of customers, local governments and community groups, we have extended it to 42 outlets as of February 2008. Half of the savings from the reduction of plastic bag use is being donated to the local government and community groups toward environmental protection and community enrichment. The other half is being used to purchase CO_2 emission credits, which we transfer to the government each year free of charge. We are also contributing to environmental protection through the establishment of Eco-Stores featuring advanced environmental technologies and systems. As of February 2008, there are four Eco-Stores in Japan.

The Aeon Environment Foundation sponsors tree-planting projects in Japan and overseas and supports environmental NGOs. The Foundation is also implementing a five-year program to plant an additional one million trees near the Great Wall of China. This initiative was launched in 2007 on the 35th anniversary of the normalization of relations between Japan and China. Currently, there are 13 tree-planting projects in Japan and overseas, including Qingdao and Hong Kong in China and a project in Cambodia. The "Aeon Hometown Forests" program sponsors additional projects, bringing the cumulative total through Aeon's initiative to around eight million trees.

The Aeon 1% Club works in partnership with UNICEF to support school construction in other countries. To date, we have helped build 149 schools in Cambodia, 57 in Nepal and 62 in Laos. The Aeon 1% Club supported the construction of the newly opened Preah Norodom Sihanouk Angkor Museum, near the Angkor Wat World Heritage site, to house and exhibit 274 historically precious Buddhist statues excavated at the Banteay Kdei Temple.

In 2008, we will celebrate Aeon's 250th anniversary. Through continual improvement based on our "customer first" philosophy, we aim to become the leader in customer satisfaction. We will also continue to fulfill our responsibilities as a good corporate citizen through spirited environmental protection and social contribution activities.



Akihiko Harada
Chairman of the Board

The President's message

Aeon will increase profitability by remodeling its business structure as it rises to the challenge of enhancing corporate value and maximizing shareholder returns.



Aeon has implemented various policies such as investment in IT and distribution systems in order to respond quickly to the changing business environment and fulfill its responsibilities to consumers as a retailer. Moreover, we have become the largest retail business in Japan because we have continued to achieve growth through a combination of organic growth and our alliance strategy. Aeon announced its medium-term business plan in April 2008. The objectives of the plan are to establish new growth areas and strengthen our business structure. Going forward, Aeon will implement this plan in order to achieve growth as a "glocal" company—meaning one that is both highly global and intimately local. For example, we are planning to open our first shopping mall in Beijing in 2008 and to open more stores in China after that.

Aeon, which is now in the 250th year since its founding, has also announced the Aeon Manifesto on the Prevention of Global Warming, which addresses an issue that requires an urgent response. The aims of the manifesto are to achieve simultaneously the two most important aims of our company, corporate growth and the reduction of our environmental impact. I ask for your continued support.



Motoya Okada
President

Q.1

How would you characterize Aeon's business environment in the year ended February 2008?

Within Japan, we faced an extremely challenging consumer spending environment. The situation in the year under review was further complicated by sharp rises in the prices of crude oil and raw materials, which resulted in higher prices for manufactured goods. Another factor was the termination of the fixed-rate tax cut for individuals. This caused a decline in real incomes, accompanied by a rapid rise in defensive attitudes on the part of consumers. We also had to deal with a range of new business issues, including emerging public awareness of risks relating to food safety, as well as the need to implement decisive and progressive measures in relation to global warming. However, in China and other Asian markets, we continued to enjoy strong performance driven by expanding domestic demand. The pace of growth is extremely rapid in these markets and is expected to continue. We therefore regard China and Southeast Asia as our most important targets for future expansion.

Q.2

What is your analysis of Aeon's business performance in the year under review, and what are your thoughts on those results?

In the year ended February 20, 2008, our consolidated revenues exceeded ¥5 trillion for the first time, actually, ¥5.17 trillion (US$47.8 billion). If we include equity-method associated companies, the total rises to over ¥7 trillion. Consolidated operating income declined by ¥33 billion (US$305 million) from the previous year's level, to ¥156 billion (US$1.4 billion). This year-on-year decline in operating income, the first in 10 years, resulted in part from a change in accounting standards. Other factors included poor results at The Talbots, Inc. in the United States and a slump in the performance of Aeon Credit Service Co., Ltd. because of the effects of changes in the Money Lender's Law. Income was also affected by investment in new stores and systems to support the future growth of Mycal Corporation. The non-consolidated results for Aeon Co., Ltd. were substantially below the projected levels. This happened because low income from GMS operations, which account for the bulk of total group earnings, pushed down Aeon's overall earning performance and financial efficiency. We see the reform of the GMS business as an urgent priority.

Targets to the year ending February 2011

	02/2008		02/2011
Revenues	¥5,167 billion	➡	Over ¥5,850 billion
Operating income	¥156 billion	➡	¥250 billion
Net income	¥43.9 billion	➡	¥100 billion
Return on equity (ROE)	4.9%	➡	Over 10.0%
Return on assets (ROA)	1.2%	➡	2.5% (Based on net income for the year ended February 20, 2008)
Debt equity ratio	1.2 times	➡	1.1 times

Q.3

What are the key points of the medium-term management plan?

First, we have set target indicators to be reached by fiscal 2010: revenues of over ¥5,850 billion, operating income of ¥250 billion and net income of ¥100 billion. To reach these levels, we plan to put through sweeping changes in our GMS operations in Japan and make a sustained shift to overseas expansion. Profitability will be the main focus. We aim to increase our ROE from 4.9% in the current year to over 10.0%, and our ROA from 1.2% to 2.5%. We also want to build a stable financial base by achieving a debt-equity ratio of 1.1 times.

Now, I'd like to talk about the specific path we will take to get there. Making good use of our holding company structure, Aeon aims to improve profitability by maximizing returns and output from existing assets and infrastructure. Our priority goals are to concentrate management resources into strategic business areas that offer significant opportunities for group-level synergies. We also want to maximize the synergy benefits gained through cooperation among our various business operations. In particular, we will focus on radical changes to the income structure of our GMS operations and on transitioning to a new era of overseas business expansion.

We will restructure our GMS operations through three initiatives. First, we will review the status of less profitable outlets. Second, we will develop new merchandise and reconfigure our sales floors. Third, we will make effective use of the infrastructure assets in which we have invested, including IT, logistics, private brand operations and e-money.

The first of these initiatives will be implemented steadily over the next three years. Where stores are operating at a loss, we will explore individual options for these outlets. Those options include format changes or scrap-and-build projects. Resources emerging from this process will be intensively reapplied in existing outlets. This will be the core focus of our GMS reform program. It is vital to make effective use of the assets we have acquired.

Mid-term management plan


Improving the profitability of existing domestic business
Profitability-oriented business focus
Improving the profitability of GMS operations
Strengthening the group-wide cross-functional organization
Undertaking strategic group-wide mergers
Promoting overseas business
Strengthening business in China and ASEAN countries
Financial strategy
Reinforcing the financial foundation

In the development of new products, we will fully integrate our knowledge of manufacturing and retailing by linking products in attractive new sales floors that match customer lifestyles. Our approach will focus on attentive incorporation of our customers' opinions into our planning and designs and on assuming responsibility for all stages of the process, from the management of manufacturing to physical distribution and retailing.

Our emphasis on the effective utilization of existing infrastructure is a response to the extremely defensive mindset that has dominated consumer behavior over the past year. To survive in this environment, retailers need safe, high-quality private brand products that are truly competitive. Priority was given to consumer safety in the development of Aeon's Topvalu private brand goods, and we have consistently sought to reflect the wishes of customers in our products. We have also established our own stringent quality standards for these products. In fiscal 2007, sales of Topvalu lines amounted to approximately ¥265 billion (US$2.4 billion). By 2010, we aim to increase this to ¥750 billion, in part by maximizing our scale advantages.

The aim of our shift into overseas markets is to expand our business operations in China and elsewhere in Asia. These markets promise substantial future growth. In terms of vehicle sales, China is already the second most motorized country in the world, after the United States. We believe that conditions are now right for China to enter the shopping mall era. We will accelerate the opening of GMS or supermarket outlets, and by 2010 we aim to operate a total of 100 outlets in China and 90 in Malaysia, Thailand and other Southeast Asian countries. Over the past three years we have invested ¥39 billion (US$361 million) in Aeon's overseas business operations. In addition to our GMS operations and mall development business, we also plan to expand the Group's specialty store operations and financial service business.

Our priority goals are to concentrate management resources into strategic business areas that offer significant opportunities for group-level synergies.

Q.4

What are your performance forecasts for the year ending February 2009?

We are predicting consolidated revenues of over ¥5.4 trillion, consolidated operating income of ¥165–175 billion and net income of between ¥11.0 and 15.0 billion in the coming year. The substantially lower net income figure reflects restructuring costs, including the cost of closing GMS outlets and freshening sales floors, as well as the impact of changes in the tax benefit accounting standards.

Q.5

Finally, what is your basic viewpoint on the shareholder returns and capital policy?

The achievement of an optimal balance between shareholder returns and the improvement of corporate value over the medium to long term is a priority for Aeon. Our policy on returning profits with shareholders, who are our business partners, is based on this perspective. We have set a dividend floor of ¥15 (US$0.13) for the annual dividend, and our goal is to achieve a consolidated payout ratio of at least 15%. In 2006, we paid ¥15 (US$0.13) per share, and in 2007 we increased this by ¥2 to ¥17 (US$0.15). We are aiming for a payout ratio of 20% or higher, depending on future income results.

Aeon is reinforcing its financial base by reviewing portfolio management and then investing in strategic operations for investment within the bounds of business cash flow, as well as promoting asset securitization and optimizing group cash management to reduce interest-bearing debt.

I hope my explanations here have earned us the continued understanding and support of our shareholders.

Adopting a pure holding company structure

Aeon will switch to a pure holding company structure on August 21, 2008, a reshaping of our group management aimed at stimulating further growth and improving the overall value of the Group. Now an operating holding company, Aeon Co., Ltd. will become a pure holding company that owns the shares of subsidiaries and other companies, with control over the entire Group, but without direct involvement in operations. This change will be achieved by handing over control of the current GMS, Supermarket and SC Development business divisions to a 100% subsidiary Aeon Retail Co., Ltd. through an absorption-type spin-off. The new, pure holding company will continue to offer stock to the public. After the switch, there will be a clear separation between the holding company (that makes strategy) and the operating companies (that execute business operations), sharpening each company's focus on its specific duties.

To raise corporate value, Aeon will promote a growth strategy that looks beyond its current leading business areas. It will also seek a high level of group synergy by creating economies of scale, particularly for products, and by concentrating and streamlining common functions.

As a pure holding company, Aeon Co., Ltd. will provide overall strategy, manage support functions and coordinate common functions for the overall Group. The Group will pursue agility and compact organization with an emphasis on strong communications. New chief executive officers (CEOs) will be appointed to each of the 11 business segments, and they will have full responsibility for management, including sales and budget planning for the business overall, enabling a stronger management structure for each business and faster management decisions.

The Company with Committees governance structure will remain in place, thereby ensuring group management transparency. (For more details, see page 42.) Furthermore, the Aeon Management Committee will be created as the top policymaking organization of the Group. The number of participants in the Committee will be small to facilitate thorough discussion and prompt decision making. Further, an Investment Committee will be formed to examine carefully mid-term and yearly investment plans in order to make appropriate investments and resource allocations.

Through these measures we will achieve our medium-term management plan and improve the corporate value of the overall Group.

Pure Holding Company Organization
Aeon Co., Ltd. (pending)


General Shareholders' Meeting
Board of Directors
Chief Executive Officer
Nomination Committee
Audit Committee
Compensation Committee
Segmented Management System
CEO, General Merchandising Store Business
CEO, Supermarket Business
CEO, Strategic Small Store Business
CEO, Drugstore Business
CEO, Specialty Store Business
CEO, Financial Service Business
CEO, Shopping Center Development Business
CEO, Service Business
CEO, Nonstore Business
CEO, International Business & Development
CEO, Chinese Operations
Chief Strategy Officer
Corporate Functions
Chief Financial Officer
Chief Environmental Management Officer
Chief Human Resource Officer
Chief Administration Officer
Group Common Functions
Chief Merchandising Officer
Chief Information Officer
Group companies



Building profits group-wide with synergy and scale



Aeon has become Japan's largest retail group, with total sales, including equity-method associated companies, of more than ¥7 trillion. Aeon invested aggressively in IT and distribution systems to fulfill its responsibility on behalf of consumers to help streamline the complex distribution structure in Japan and make it more responsive. Through our efforts, we have become the sole retailer in Japan with sufficient economies of scale to support an international supply chain management (SCM) and logistics infrastructure. To maximize this unique asset's contribution to group competitiveness, we established companies to oversee private brand development, demand aggregation and SCM. Moreover, Marubeni Corporation and Mitsubishi Corporation will invest equity in those companies that will help us strengthen product procurement, streamline distribution and develop new overseas suppliers. Supply chain management is powering us to a new stage of growth.

Expansion of Topvalu private brand

Improvement of national brand procurement capacity

Strengthening of supply chain management functions

Expansion of Topvalu private brand

— Aeon Topvalu Co., Ltd. —

Aeon's Topvalu private brand includes approximately 5,000 products and six sub-brands, and group-wide sales in the fiscal year ended February 20, 2008 came to approximately ¥265 billion (US$2.4 billion). Aeon has made the further expansion of the Topvalu brand one of its top priorities in its efforts to achieve further income growth. In May 2007 we established Aeon Topvalu Co., Ltd., which has overall control of product planning, development, marketing, production, sales promotion, etc., for the brand. As a result, we now have in place a structure to facilitate development and supply of products for the entire Group. Going forward, Aeon Topvalu will be a key driver of profit growth for the entire Group, as its deployment swells to full potential.

Topvalu product development first centered on food products, but now we are expanding into clothing, home leisure products and home appliances to reflect the high demand for private brand products in Japan.



Policies to improve the brand

To justify the trust placed in Topvalu as the Aeon private brand, Aeon assumes responsibility for testing and inspection of all processes to ensure safety. We inspect 302 criteria, from planning and design of products, selection of the plants of companies to which we outsource manufacturing, and interviews of executives at those companies, to inspection of the farms from which we source raw materials. In addition, we enforce The Aeon Supplier Code of Conduct (Aeon Supplier CoC) to assure proper labor conditions at the aforementioned plants and are implementing strict audits conducted by third-party organizations. Topvalu products go on sale only after they have been through this strict inspection process. Then, we share detailed information on the Internet, including profiles of suppliers of our raw materials, records of cultivation and livestock breeding and list of inspection processes from each stage, beginning with cultivation and livestock breeding.

Topvalu features distinctive sub-brands, such as Topvalu Green-Eye and Topvalu Select. The former offers agricultural, marine or livestock products produced using minimal agricultural chemicals, chemical fertilizers, antibiotics and synthetic additives. It also offers processed food using these products as raw materials. The latter offers specially selected, high-quality products with an emphasis on flavor, ingredients, functions, and so on. Our ability to build the overall brand and to utilize marketing to plan products that incorporate the needs of customers to the maximum extent possible are advantages not held by the private brands of other companies. In addition to strengthening marketing functions and total branding, we will focus on quality, functions and taste in the development of regional products. Finally, we seek cost savings through streamlined distribution and global production, which are reflected in our prices.

"We aim to scale up Topvalu to a brand that can offer sweeping lifestyle solutions for any situation."



Tetsu Tomonaga
President,
Aeon Topvalu Co., Ltd.

Aiming for sales of ¥750 billion by 2010

Following the rise in crude oil and food prices, private brands that are comparable in quality to national brands, but at a lower price, are gaining wide acceptance. Japanese have traditionally favored name brands more strongly than Europeans or North Americans, but now, even in Japan private brands are highly rated. To reflect the new trend, we are expanding the central focus of Topvalu product development from food products to clothing, home leisure products and home appliances, where, for example, we initiated joint development with Sanyo Electric Co., Ltd., a company known for outstanding technology.

We are also expanding distribution through The Daiei, Inc., The Maruetsu, Inc. and other affiliated companies, who are introducing Topvalu products in their stores. Aeon has set a sales target of ¥750 billion for the fiscal year ending February 20, 2011 and intends to increase the share of total sales to approximately 20% in the GMS sector and 15%–20% in the SM sector by that date—taking advantage of economies of scale to improve gross margin ratio.

We aim to scale up Topvalu to a brand that can offer sweeping lifestyle solutions for any situation, while maintaining price competitiveness. In the future, we will help drive the growth of Aeon by raising the proportion of sales accounted for by Topvalu to 30%–40% of total sales.

Improvement of national brand procurement capacity

— Aeon Global Merchandising Co., Ltd. —

We have brought distinctive merchandising to our stores through private brands, which, at the same time, give us a powerful advantage in pricing competition and increase the gross margin. As we expand private branding, we will also be aggressively aggregating group demand for national brands and raw materials, seeking economies of scale that will minimize our wholesale and distribution costs. Aeon Global Merchandising Co., Ltd., established in May 2007, is to lead these efforts as the central point for group procurement. We expect to cut costs substantially and make a major improvement to overall income.



Expansion of joint procurement

Total joint procurement totaled ¥145 billion (US$1.3 billion) in fiscal 2007. We plan to raise this to ¥300 billion in fiscal 2008 and to ¥460.0 billion in fiscal 2010. The aggregation ratio was 8.2% in fiscal 2007 and will rise to 11.5% in fiscal 2008 and 14.8% in fiscal 2010. Cost savings will increase from ¥4 billion (US$37 million) in fiscal 2007 to ¥6 billion in fiscal 2008 and ¥15 billion in fiscal 2010—resulting in a 3% improvement in the gross profit ratio in all divisions in which joint procurement is implemented.

The first measure is aggregation of procurement at all of our consolidated companies. Currently, 90% of the companies are participating in joint purchasing, and the remaining 10% are rapidly coming on board. We are working to introduce joint purchasing throughout Aeon. At this time, the platform has been largely completed, and we will use it to advance joint procurement wherever possible.

Regarding products, we plan to maintain a balance with private brand products, and expand food products and non-food products. We have set a goal of achieving an aggregation rate of 30% for our food products overall, relative to the Group's total purchasing costs of ¥3,300 billion (US$30.5 billion), and we will also increase this rate for the consumable sundries handled group-wide relative to total non-food products.

Greater direct sourcing

One of our priorities is to expand the volume of directly sourced products, which we purchase directly from the manufacturers without going through wholesalers. This enables us to eliminate price mark-ups by middlemen. Aeon has long engaged in direct sourcing with manufacturers to reduce purchase prices, and currently has agreements with 61 participating companies involving a total value of approximately ¥105 billion (US$972 million) annually. In fiscal 2008, we are aiming to expand the number of participating manufacturers to 73, while at the same time extending the practice horizontally throughout the group companies. We have also set a target volume for direct sourcing of ¥147 billion (43% higher than in fiscal 2007).

We are also currently working on a plan to trial direct sourcing on a just-in-time basis, eliminating warehouse inventories, beginning with beverages. Our medium-term goal is to eliminate all costs associated with intermediate distribution inventories by delivering products directly from the manufacturers to our stores.

Further benefits from the streamlining of management

Along with the promotion of joint procurement, we are simultaneously eliminating duplication in processes through system integration and the standardization of merchandising. By concentrating the purchasing responsibility for national brand products that are common to the whole Group in Aeon Global Merchandising Co., Ltd., we allow each group company to concentrate on the merchandising areas that make it distinctive—and that will strengthen merchandising for Aeon as a whole. Aeon Global Merchandising will have primary responsibility for overall development of national brand product sales, including aggregation of the procurement, strengthening of merchandising, promotion of sales, and so on. Its mission is to provide products that are relevant to the daily lives of our customers as inexpensively as possible.

"Currently, 90% of the companies are participating in joint purchasing, and the remaining 10% are rapidly coming on board."



Yoshitomo Suzuki
President,
Aeon Global Merchandising Co., Ltd.

Strengthening of supply chain management functions

— Aeon Global SCM Co., Ltd. —

The foundation that supports and realizes Aeon's private brand strategy and national brand procurement strategy is our supply chain. Based on our Strategic IT Initiative and the Strategic Distribution Initiative, Aeon's work on the development of information systems and distribution structures has produced good results, developing distribution functions based on its store opening strategy. Now, as a policy for improving income, we are working to expand the application of supply chain management (SCM) to all Aeon companies in order to further reduce distribution costs.



Further strengthening of SCM

The company that is central to the SCM of Aeon is Aeon Global SCM Co., Ltd. SCM refers to the mechanism for integrated management and operation of the series of processes required for the supply of products, including procurement of the products from manufacturers, management of inventories and distribution to the stores. It reduces physical and time losses and waste in each distribution stage by removing barriers between manufacturing, wholesaling and sales to optimize the overall process. It also leads to a reduction of costs for the Group by lowering distribution costs and reflecting this reduction in product costs. In fiscal 2007, the reduction in distribution costs that was reflected in lower product costs was ¥269 million (US$2.4 million) and Aeon plans to increase this to ¥2.32 billion in fiscal 2008 and ¥3.882 billion in fiscal 2010.

Expansion of the SCM network

In order to expand SCM, it is essential for all group companies to join Aeon's supply network. This is the key to reducing the distribution costs of the overall Group. Currently, we are steadily expanding the size of the network, primarily centered on GMS and supermarkets. In fiscal 2007, the Aeon companies in the Kyushu area decided to introduce low-temperature distribution. (Kyushu Low Temperature Cross-dock Center plans to commence operations in November 2008.) In addition, we decided to introduce Topvalu products to The Daiei, Inc.

The Maruetsu, Inc. commenced trial supply of Topvalu products in ten stores in January 2008. Going forward, we plan to expand the use of SCM by Daiei and Maruetsu, commence full-scale supply of Topvalu products, and increase the supply of national brand directly-traded products. Furthermore, Maxvalu Tokai Co., Ltd. plans to join the network in the second half of 2009. In future we will aim to cut costs further by gradually expanding the network to other industry sectors, including drugstores, specialty stores, and so on. We are also working to enhance overseas distribution. For example, we are building a distribution structure in China to support the increasing number of stores we are opening there, and we are developing our business in Southeast Asian countries such as Thailand and Malaysia.

Improvement of SCM functions

Important elements include cutting distribution and inventory costs through the development and expansion of an SCM foundation, and how to strengthen functional aspects. Aeon commenced the introduction of Collaborative Planning Forecasting and Replenishment (CPFR) in 2005, and we will increase the precision of CPFR in order to produce reliable results.

CPFR is a system for formulating product sales plans, making sales forecasts for each product and carrying out product restocking. Using this system, it is possible to calculate the basic demand for a product up to 24 weeks in advance. Sharing information with manufacturers enables them to achieve more efficient production and cut manufacturing costs, making product cost reduction possible. It also leads to more efficient management because it promotes stable supply and the reduction of inventories. Going forward, we will also consider Topvalu demand forecasts in collaboration with Aeon Topvalu Co., Ltd. and further development of CPFR to national brands in collaboration with Aeon Global Merchandising Co., Ltd., and achieve further cost reductions by improving the precision of CPFR.

In recent times the market has matured, making it even more imperative to procure and supply the high-quality items our customers want at the right time and in the right quantity. Aeon is focusing on the strengthening of its SCM foundation to achieve an optimal overall structure, and thus maximize profits and customer satisfaction.

"We are working to expand the application of supply chain management (SCM) to all Aeon companies in order to further reduce distribution costs."



Takao Iwamoto
President,
Aeon Global SCM Co., Ltd.

Review of operations

Aeon aspires to be a company that combines cutting edge management systems with close links to local communities. We are determined to achieve a high standard of customer satisfaction by continually evolving in step with changes in the business environment so that we can continue to respond promptly and accurately to evolving customer needs.

Overview

In the year ended February 20, 2008, Aeon Co., Ltd. and its 140 consolidated subsidiaries reported consolidated revenues of ¥5,167 billion (US$47,845 million), an increase of 7.1% over the previous year's result. Consolidated operating income amounted to ¥156 billion (US$1,444 million), 17.8% decline from the previous year's figure.

Aeon continued to develop shopping malls and vigorously expand the range of its activities in the year under review, and this was reflected in record revenues. However, consolidated operating income declined for the first time in 10 years, mainly because of a write-down of goodwill by The Talbots, Inc. in the United States related to its acquisition of the J. Jill Group and a slump in the Japanese earnings of Aeon Credit Service Co., Ltd. because of changes in the Money Lenders' Law. We also wrote off the goodwill of The Daiei, Inc., with the result that net income was below the previous year's level for the first time in two years. Because of a change in accounting standards applicable to the year under review, amortization of positive goodwill, amounting to ¥8.3 billion (US$77 million), is included in "selling, general and administrative expenses," rather than in "other income (expenses)."

Manufacturers raised prices to reflect sharply higher raw material and crude oil costs, which made consumers increasingly defensive and price conscious. The entire Group responded to this situation by working to expand sales of our Topvalu private brand goods that deliver high product value for reasonable prices. The large growth in Topvalu sales at the group companies resulted in a 20.3% year-on-year increase in Topvalu sales, amounting to approximately ¥265 billion (US$2,453 million), an all-time record.

Aeon's first-in-class logistics network allows it to deal directly with manufacturers. In the year ended February 20, 2008, we moved even further toward maximizing synergies by establishing three new companies to take over common group functions from Aeon Co., Ltd.–private brand product development, procurement based on group-level demand aggregation and supply chain management (SCM). We will use these three companies to improve our price competitiveness and gross margins by further expanding our private brand range and leveraging demand aggregation for receiving discounts from national brand manufactures.

In the year under review, we expanded our presence in financial services with the milestone establishment of Aeon Bank, Ltd. and the introduction of the Waon e-money service. Aeon will continue to grow through entry into new business areas, including overseas business, while maintaining its core focus on the shopping mall business and other retail activities.


GMS and other retail store operations
Service and other operations
SC development operations
Specialty store operations

Financial highlights

Years Ended February 20,	Millions of Yen '04	'05	'06	'07	'08	Thousands of U.S. Dollars* '08
REVENUES:						
GMS and other retail store operations	¥ 2,837,009	¥3,481,224	¥ 3,641,742	¥3,836,401	¥4,133,688	$38,274,888
Specialty store operations	449,161	463,812	499,132	609,665	639,881	5,924,828
SC development operations	49,240	58,915	68,409	126,992	141,940	1,314,264
Service and other operations	501,962	575,311	607,271	662,351	735,504	6,810,227
Total	¥ 3,837,373	¥4,579,264	¥4,816,555	¥5,235,410	¥5,651,014	$52,324,208
Eliminations of intersegment revenue	(291,157)	(383,420)	(386,269)	(410,635)	(483,648)	(4,478,224)
TOTAL REVENUES	¥3,546,215	¥4,195,843	¥4,430,285	¥ 4,824,775	¥ 5,167,366	$ 47,845,984
OPERATING INCOME:						
GMS and other retail store operations	¥ 47,903	¥ 55,853	¥ 63,346	¥ 75,184	¥ 69,341	$ 642,050
Specialty store operations	24,104	19,846	21,911	16,218	(556)	(5,156)
SC development operations	13,849	17,927	21,023	38,538	35,832	331,785
Service and other operations	45,792	53,436	60,635	61,586	51,740	479,078
Total	¥ 131,649	¥ 147,063	¥ 166,916	¥ 191,528	¥ 156,357	$ 1,447,757
Eliminations of intersegment operating income	562	(286)	(810)	(1,800)	(316)	(2,933)
TOTAL OPERATING INCOME	¥ 132,212	¥ 146,777	¥ 166,105	¥ 189,728	¥ 156,040	$ 1,444,823

Note:For convenience only, U.S. dollar amounts were translated at the rate of ¥108=$1, the rate of exchange at February 20, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars.

Review of operations

GMS and other retail store operations

GMS and other retail store operations


(¥ billion)
3,641
3,836
4,133
63.3
75.1
69.3
FY '06
'07
'08
Revenues
Operating income

GMS scrap-and-build operations


17
17
15
14
14
14
FY '06
'07
'08
scrap
build



Aeon is going all out to redefine its GMS operations with a new, independent management and innovative merchandising.

GMS and other retail store operations

Aeon's activities in this segment are based primarily on general merchandise stores (GMS), supermarkets and convenience stores. Our aim is to maximize customer satisfaction in all aspects of our operations, including our stores and services. We are also working to improve profitability by making optimal use of our infrastructure, including IT, logistics, private brand and e-money. Revenues from GMS and other retail store operations amounted to ¥4,133 billion (US$38,274 million), a year-on-year increase of 7.7%. Operating income reached ¥69.3 billion (US$642 million), 7.8% below the previous year's result. This segment contributed 44.4% of consolidated operating income.

GMS operations

Performance review

In the year ended February 20, 2008, revenues from domestic GMS operations increased by 9.5% year on year to ¥3,204 billion (US$29,675 million), while operating income amounted to ¥41.4 billion (US$383 million), a decline of 13.3% from the previous year's figure. The non-consolidated results for Aeon Co., Ltd. were affected by unseasonable weather conditions and a deterioration of consumer spending outside of the metropolitan areas. As a result, existing-store sales were 0.4% below the previous year's level, although revenues were 5.5% higher at ¥2,068 billion (US$19,154 million). Operating income declined by 5.5% to ¥31.7 billion (US$293 million).

Mycal Corporation opened two new stores, both of which fared well. The gross margin ratio for directly operated stores improved, thanks to higher sales of Topvalu private brand goods, aggressive group-level integration and revised sales systems. However, despite the higher sales, income was lower because of investment in new stores and the refurbishment of existing stores, as well as IT investment relating to the introduction of common group infrastructure.

GMS business strategy

We continued to adapt our store network to local changes through an ongoing scrap-and-build program, which opened

Revenues of **Aeon Co., Ltd.** (¥ billion)


1,892
1,960
2,068
FY '06 '07 '08

Revenues of **Aeon Hokkaido** (¥ billion)


114
112
147
FY '06 '07 '08

Revenues of **Aeon Stores (Hong Kong)** (HK$ million)


3,919
4,286
4,759
FY '06 '07 '08

Revenues of **Aeon Co. (M) Bhd.** (RM$ million)


1,962
1,941
2,886
FY '06 '07 '08

Revenues of **Aeon Kyushu** (¥ billion)


200
210
240
FY '06 '07 '08

15 new outlets and closed 14, leaving the total number of GMS outlets at 606. This includes outlets of the acquired The Daiei, Inc. outlets.

In terms of both sales floor area and sales, Aeon is Japan's largest GMS operator. Our GMS outlets offer apparel, foodstuffs and household items in sales displays that resonate with and help to enhance the lives of consumers throughout Japan. We achieve this by grouping merchandise under new categories, such as "travel," "walking," "relaxation" and "fitness."

In food sales areas, we promoted local consumption of local products to build closer ties with the community, further aided by making our facilities available for community activities. At the same time, we provided local producers with access to a nationwide market through our extensive store network. In the year under review, Aeon opened its fourth outlet based on the environment-friendly "Eco-Store" format.

Supermarket operations

Performance review

Maxvalu Tokai Co., Ltd., Maxvalu Nishinihon Co., Ltd. and Maxvalu Kyushu Co., Ltd. grew both revenues and operating income. However, while total revenues from supermarket operations in Japan increased by 6.5% year on year to ¥694 billion (US$6,430 million), operating income slipped to ¥17.2 billion (US$159 million), a 0.5% decline. Reasons include lower income from Maxvalu Tohoku Co., Ltd. and Maxvalu Chubu Co., Ltd.



One of Aeon's biggest strengths is the full range of shopping needs and lifestyles it serves, with everything from produce to entertainment.

Supermarket business strategy

We are building Japan's first national supermarket chain, from Hokkaido to Okinawa. During the year, we opened 62 new supermarkets in Japan and closed 32, bringing the total number to 1,182. This includes outlets of The Maruetsu, Inc. and Belc Co., Ltd.

Our supermarkets continued to build competitiveness and profit margins by expanding sales of Topvalu products and expanding demand. Aeon supermarket companies also pursued localization strategies designed to add a regional twist to their merchandise, such as the popular locally produced items like fresh vegetables and local delicacies.

While encouraging supermarkets to grow through their own efforts, Aeon is also preparing for future growth by forming operational and capital alliances. In the year ended February 20, 2008, we acquired shares in Kohyo Co., Ltd., an urban supermarket chain based in Osaka and Hyogo Prefectures, to strengthen our business base in the Kansai region.

Convenience store operator Ministop Co., Ltd. has built its network on an unconventional format that includes on-site preparation of fast food. In the year under review, it grew fast food operations by developing and promoting original products, including dessert items prepared on-site. These efforts helped raise same-store sales in Japan by 0.8%. Overseas, Ministop Korea Co., Ltd., with around 1,000 outlets, continued its strong sales growth, and both revenues and operating income were higher.

Revenues of
Maxvalu Chubu
(¥ billion)


80.2
100.2
93.2
FY '06
'07
'08

Revenues of
Maxvalu Nishinihon
(¥ billion)


175
183
195
FY '06
'07
'08

Revenues of
Maxvalu Tohoku
(¥ billion)


89.1
90.3
87.5
FY '06
'07
'08

Revenues of
Maxvalu Tokai
(¥ billion)


91.0
106.7
116.1
FY '06
'07
'08

Revenues of
Maxvalu Hokkaido
(¥ billion)


61.2
61.1
51.8
FY '06
'07
'08

GMS operations in China and Southeast Asia

Performance review

In the year ended February 20, 2008, revenues increased substantially by 17.5% to ¥205 billion (US$1,905 million), and operating income soared by 28.4% to ¥10.6 billion (US$98.2 million). Our operations in China continued to perform well. Revenues rose by 14.2% to ¥95.6 billion (US$886 million), while operating income was 46.4% higher at ¥5.6 billion (US$51 million).

Number of retail facilities in GMS and other retail store operations by store type

As of February 20,	2008	2007
GMS	606 *1	471
Supermarkets	1,182 *2	765
Convenience stores	3,082	2,974
Others *3	241	197
Total	5,111	4,407

Notes: 1 Including Daiei stores
2 Including Maruetsu and Belc stores
3 Home centers, discount stores, department stores, and so on

Overseas business strategy

During the year, we opened 10 new GMS outlets and supermarkets in China and Southeast Asia and closed two, bringing the total number to 68.

Aeon opened its first overseas GMS outlet in Malaysia in 1985. Today, we have stores in China, Malaysia and Thailand. In 2007, we established Beijing Aeon Co., Ltd. to strengthen our business infrastructure in the rapidly growing areas of Beijing and northern China. In Autumn 2008, we will open the largest suburban mall-type shopping center in China, International Shopping Mall (tentative name).

Aeon Malaysia opened two new GMS outlets and three supermarkets and refurbished existing stores, continuing to enhance the range of tenants in its shopping malls for increased revenues and income.

The focus of Aeon's activities is shifting from the mature Japanese market to growing overseas markets, especially China and Southeast Asia. In China, we are using our total group resources to develop mall-type shopping centers. By the end of fiscal 2010, we aim to have 100 outlets in China and 90 in Malaysia and Thailand. We will accelerate overseas growth by using management systems developed in Japan to provide high-quality management, including the highest standards of safety and security.


MaxValu
SUPERMARKET

Aeon is bringing synergy and nationwide economies of scale to supermarket operations that also feature local products.

Revenues of
Ministop
(¥ billion)


112.7
122.0
126.6
FY '06
'07
'08

Revenues of
Sunday
(¥ billion)


36.5
38.5
45.7
FY '06
'07
'08


ÆON 永旺顺德购物中心

XPANDING OUR NETWORK IN

Aeon is speeding up the opening of its stores abroad, especially in China and Southeast Asia. This plan includes the scheduled autumn 2008 opening of International Shopping Mall (tentative name) in Beijing, which will have parking for 8,000 vehicles. Aeon is accelerating the opening of supermarkets and GMS stores in northern and southern China. By 2010, we plan a network of 100 supermarkets and GMS stores in China and 90 in other parts of Asia.

Specialty store operations

Specialty store operations


(¥ billion)
499
21.9
609
16.2
639
–0.5
FY '06
'07
'08
Revenues
Operating income


THE BODY SHOP.
THE BODY SHOP.

Our specialty store operations are marked for their sophisticated retail designs and attractive products from around the world.

Specialty store operations

Performance review

In the year ended February 2008, total specialty store revenues increased by 5.0% over the previous year's result to ¥639 billion (US$5.9 billion). However, this segment registered an operating income loss of ¥556 million (US$5 million) because of a major fall in income from overseas specialty stores.

Specialty store business strategy

Aeon has a wide array of specialty stores from Japan and overseas offering carefully selected merchandise. These stores cater to individual lifestyles by supplying goods ranging from fashion apparel and sundries to foodstuffs and daily necessities.

The specialty store The Talbots, Inc. has built a solid reputation as one of America's leading retailers of women's apparel by offering coordinated fashion ideas based on its "American classic" brand concept. In 2006, Talbots merged with The J. Jill Group, Inc., an American multi-channel retailer of women's apparel, accessories and shoes. In the year under review, this merger yielded increased revenues. However, unseasonable weather conditions and lower consumer spending in the United States caused sales to stagnate, especially in the area of casual apparel, with the result that operating income was lower. Talbots is now working under its new CEO to achieve a recovery in business performance by focusing on its core area of women's apparel. It will withdraw from operations in the U.K., children's apparel and menswear in the third quarter of 2008.

Aeon Forest Co., Ltd., operator of the Body Shop chain in Japan, raised both revenues and operating income by strengthening its selling systems and building brand recognition. The apparel retailer Blue Grass Co., Ltd. was affected by unseasonable weather and changing fashion trends, which resulted in slow sales of key products. Same-store sales at Blue Grass fell by 10.7%.

Across Japan, total revenues from specialty store operations increased, but operating income was lower.

In the drugstore segment, Aeon is further enhancing the health, beauty care and senior care areas in its GMS outlets. These offer a wide range of products and services, including

Revenues of
Talbots

($ million)



1,808
2,231
2,289
FY '06
'07
'08

Revenues of
Cox

(¥ billion)



20.7
21.0
20.9
FY '06
'07
'08

Revenues of
Blue Grass

(¥ billion)



34.7
32.8
29.6
FY '06
'07
'08

prescription services. Aeon also continued to build Aeon Welcia Stores into one of Japan's largest national drugstore chains, with net sales of ¥700 billion, in partnership with nine leading Japanese pharmacy and drugstore operators (one consolidated subsidiary, six equity-method associated companies and two affiliated companies). In the year ended February 20, 2008, the number of outlets increased by 289 to a total of 1,730. Including the 436 drugstores operated by Aeon Co., Ltd. and other group companies, the total climbed to 2,166 stores operated by 14 companies.



Aeon is the exclusive operator in Japan of famed British fashion and home decoration store, Laura Ashley.

Number of specialty stores

As of February 20,	2008	2007
Talbots (U.S.-based apparel retailer)	1,149	1,125
J. Jill (U.S.-based multi-channel women's apparel retailer)	273	239
Taka:Q * (Men's clothing)	239	204
Yamaya * (Liquor and imported food store)	186	175
Tsuruya Shoe Store * (All-round shoe store)	67	63
Cox (Family casual wear retailer)	218	197
Blue Grass (Women's fashion apparel retailer)	542	560
Abilities Jusco (CD, DVD and book retailer)	9	8
Aeon Forest (Japanese operator of The Body Shop stores [U.K.])	156	135
Claire's Nippon * (Japanese operator of U.S. casual fashion accessory store)	198	194
Talbots Japan (Japanese operator of Talbots stores [U.S.])	45	47
Nustep (Family shoe store)	298	270
Miraiya Shoten (Bookstore chain)	153	145
Petcity (Pets and pet supplies)	80	59
Mycal Cantevole (Fresh in-store bakery)	54	54
Aeon Bakery Systems (Fresh in-store bakery)	21	–
Origin Toshu (Retailer of take-out prepared meals)	596	702
Mega Sports (Japanese operator of The Sports Authority stores [U.S.])	72	70
Mega Petro (Gas stations at shopping malls)	59	48
Aeon Body (Operator of cosmetics, skincare and health stores)	1	–
Laura Ashley Japan (Japanese operator of Laura Ashley stores [U.K.])	88	31
Total	4,504	4,376

Note: Equity-method associated company

SC development operations


SC development
operations
(¥ billion)
68.4
21.0
126.9
38.5
141.9
35.8
FY '06
'07
'08
Revenues
Operating income

SC development operations

Performance review

In the year ended February 2008, the shopping center (SC) development business generated revenues of ¥141 billion (US$1,314 million), an increase of 11.8% over the previous year's result. Operating income amounted to ¥35.8 billion (US$331 million), 7.0% below the previous year's result. This segment accounted for 22.9% of consolidated operating income.

SC development business strategy

As Japan's pioneering specialist shopping mall developer, Aeon creates shopping malls in Japan and overseas. Anchored by GMS outlets, Aeon operates shopping malls with a wide variety of specialty stores and services and contributes to regional development and the evolution of vibrant communities.

In the year under review, Aeon Mall Co., Ltd., which merged with Diamond City Co., Ltd. on August 21, 2007, opened three new shopping malls, using the rich know-how of location development and tenant leasing cultivated by the two companies. This brought the total number of malls as of February 2008 to 46. In addition to the establishment of new malls, Aeon Mall also took steps to enhance the earning potential of existing facilities, including refurbishment projects. These efforts were reflected in a 2.3% increase in the sales of specialty stores in existing shopping malls and a consequent growth in both revenues and operating income. Equity-method affiliate Loc Development Co., Ltd. opened five new shopping malls, bringing its total as of February 2008 to 38.

We will continue to use our accumulated expertise as Japan's biggest developer of commercial facilities to expand our operations not only in Japan, but also in China and Southeast Asia. Changes to three urban development laws in Japan will make it difficult for our competitors to open large-scale shopping malls. Aeon has 606 GMS stores and 1,182 supermarkets, numbers that qualify us as the No. 1 retailer in Japan. We will further strengthen our competitive position by extensively refurbishing our existing outlets.



Aeon shopping mall operations mix state-of-the-art management systems with extreme care to match each store to its community.


Revenues of
Aeon Mall
(¥ billion)
52.9
62.2
96.8
FY '06
'07
'08

Service and other operations

Service and other operations


(¥ billion)
607
60.6
662
61.5
735
51.7
FY '06
'07
'08
Revenues
Operating income



Service is about flexibility and efficiency, qualities that are helping companies like Aeon Delight to attract new customers outside the Group

Service and other operations

Performance review

In the year ended February 2008, revenues from service operations increased by 11.0% to ¥735 billion (US$6,810 million), while operating income amounted to ¥51.7 billion (US$479 million), a decline of 16.0% from the previous year's result. This segment accounted for 33.1% of consolidated operating income.

Service and other business strategy

Aeon helps its customers to enjoy lifestyles of convenience and fulfillment by providing a wide range of services, including financial services, such as credit cards and banking, amusement services, entertainment and restaurants. Aeon Delight Co., Ltd., which provides general building maintenance services, achieved growth in both revenues and operating income. Contributing factors included new contracts for commercial

Revenues of **Aeon Delight**


(¥ billion)
62.3
111.1
137.5
FY '06
'07
'08

Revenues of **Aeon Fantasy**


(¥ billion)
34.4
48.9
49.4
FY '06
'07
'08

Revenues of **Zwei**


(¥ billion)
4.4
4.5
4.4
FY '06
'07
'08

Revenues of **Certo**


(¥ billion)
47.4
59.6
66.6
FY '06
'07
'08

In the year under review, Aeon launched several new financial services. Since April 2007, Waon e-money has come to 25,000 Aeon stores across Japan, with around 4.90 million e-money cards issued (through June 30, 2008). In October 2007, Aeon Bank debuted as the first bank of a Japanese retailer to offer the full range of banking services. As of February 2008, there were 13 in-store Aeon Bank branches. Customer growth has been outstanding, with 250,000 new accounts and deposits of about ¥140 billion (US$1.2 billion).


AEON
JAL MILEAGE BANK
12 345 6789
waon

Waon is the name of Aeon's exclusive e-money card

Users of Waon automatically receive points and special discounts along with its innovative e-money convenience.

JMB Waon


ATM
ATM

ADVANCING TOWARD A New Level OF FI[illegible]VICES

Revenues of
Aeon Credit Service
(non-consolidated basis) (¥ billion)


109.7
125.1
121.5
FY '06
'07
'08

Revenues of
Aeon Credit Service (Asia)
(HK$ million)


955
1,020
1,075
FY '06
'07
'08

Revenues of
Aeon Thana Shinsap (Thailand)
(Bt million)


6,472
7,730
8,988
FY '06
'07
'08

Revenues of
Aeon Credit Service (M) Berhad
(RM$ million)


69.1
116.0
151.7
FY '06
'07
'08



In December 2007, one of the subsidiaries, Aeon Credit Service (M) Berhad was listed on the Malaysian stock exchange Main Board.

facilities outside of the Group, as well as the expansion of financial facility services, such as cash transportation and custody services. Certo Corporation, which provides business supplies and operates vending machines, the retail shoe-repair and clothing alteration company Reform Studio Co., Ltd., and the travel agency Jusvel Co., Ltd. also recorded increased revenues and operating income. The core company in this segment is Aeon Credit Service Co., Ltd., which recently celebrated the 20th anniversary of its Hong Kong subsidiary. Despite buoyant performance trends in overseas markets, including Hong Kong, Thailand and Malaysia, the results for the year ended February 2008 were affected by law changes in Japan, with the result that revenues were higher, even as operating income declined temporarily. In December 2007, the Malaysian subsidiary, Aeon Credit Service (M) Berhad was listed on the Malaysian stock exchange Main Board.

In October 2007, we established Aeon Bank, Ltd. As a full retail bank created through the convergence of commerce and finance, this institution will provide customer-focused services through in-store branches in Aeon shopping malls. Initial results are very encouraging. The bank had approximately 250,000 accounts and deposits of ¥140 billion (US$1,296 million) by the end of February 2008. (Following a third-party share issue in October 19, 2007, Aeon Bank, Ltd. ceased to be a consolidated subsidiary of Aeon Co., Ltd. and instead became an equity-method associated company.) In April 2007, Aeon began to roll out its Waon e-money service in the Kanto region. Since then, the service area has expanded nationwide, and by June 30, 2008, 4.90 million cards had been issued and the service was available in 25,000 stores.

Along with a broad business alliance, which Aeon and Japan Airlines Corporation agreed to on October 9, 2007, new affiliate cards, "JMB Waon" and "Aeon JMB Card," were issued.

The insurance agency operations of Aeon Co., Ltd., Aeon Mall Co., Ltd. and NCS Kosan Co., Ltd., a subsidiary of Aeon Credit Service Co., Ltd., were merged on February 21, 2008 and Aeon Insurance Service Co., Ltd. was established. The aim of this change is to achieve further improvements in efficiency and competitiveness by sharing business expertise and human resources.

Number of stores in service and other operations

As of February 20,	2008	2007
Aeon Credit Service[*1] (Credit card company)	56	58
Aeon Bank[*1] (In-store financial services)	13	–
Aeon Eaheart (Food court and restaurant operator)	533	509
Aeon Fantasy (Indoor game and amusement "theme parks")	342	322
Zwei (Marriage-partner introduction services)	51	50
Aeon Cinemas (Operates cinemas at Aeon shopping malls)	7	7
Jusvel (Travel agency services)	27	26
Reform Studio (Repair of shoes, clothing, handbags, keys, etc.)	572	539
Warner Mycal[*2] (Operates cinemas at shopping malls)	58	50
Total	1,659	1,561

Notes: 1. The number of service branches
2. Equity-method associated company

Partnering with customers and the earth for greener, more efficient retailing




AEON

In March 2008, Aeon adopted the Aeon Manifesto on the Prevention of Global Warming, which calls for the reduction of total CO_2 emissions by 30% by fiscal 2012, compared with the level in fiscal 2006. Aeon is the first Japanese retailer to set a specific numerical target. To achieve this goal, Aeon is accelerating initiatives to reduce CO_2 emissions through its core activities—focusing on customers, stores and products.

With customers, reducing CO_2 emissions by 310,000 tons

Saving 500,000 tons through initiatives in stores

Saving 570,000 tons through product-related initiatives

Saving 470,000 tons using the Kyoto mechanisms

Global warming is a worldwide problem requiring urgent action. Aeon has a responsibility to ensure that the children of future generations will enjoy a quality living environment.

April 2008 marked the start of the implementation phase of the Kyoto Protocol. Japan has an obligation to reduce average emissions between 2008 and 2012 by 6% compared with the level in 1990. Since 1989, Aeon has included environmental initiatives in its management strategies as part of its corporate social responsibilities. Our latest initiative is the Aeon Manifesto on the Prevention of Global Warming, which calls for the reduction of total CO_2 emissions by 30% by fiscal 2012, compared with the level in fiscal 2006. Aeon plans to invest approximately ¥30 billion over the next five years to achieve this goal. This is equivalent to the amount of money invested in the establishment of one or two new stores.

Aeon will accelerate its efforts to reconcile corporate growth with reduction of environmental load by implementing a variety of measures through its core business activities.


Without reduction
3.7
million tons
After reduction
2.6
million tons
-30%
CO₂ emissions
FY2006
FY2012

As a result of business growth, Aeon's CO_2 emissions are estimated to grow relative to FY2006, if nothing is done. We propose a 30% reduction from FY2006, about 1.85 million tons.


ÆON MALL

Working with customers to plant trees in Japan and overseas

Under the "Aeon Hometown Forests" program, Aeon invites the local community to plant native tree species in the grounds of each of its shopping malls. In the year under review, Aeon planted trees at 13 locations in Japan and overseas, bringing the cumulative total to 6.83 million trees.

In 2007, the Aeon Environment Foundation commemorated the 35th anniversary of the normalization of relations between Japan and China by launching a five-year program to increase the cumulative total of trees planted along the Great Wall since 1998 to one million. Including those planted under the "Aeon Hometown Forests" program, Aeon has planted nearly eight million trees, sufficient to absorb 12,770 tons of CO_2 annually. Aeon aims to increase the cumulative total to 11 million trees by fiscal 2012.

Bring your own shopping bag campaign

Since 1991, Aeon has been encouraging customers to bring their own shopping bags. We are actively working to reduce the number of free checkout bags used through various initiatives, including the "My Bag" and "My Basket" campaigns, which encourage shoppers to bring their bags or baskets to carry their purchases. With the support of local government leaders and community groups, we have launched a program to terminate the distribution of checkout bags in our stores. The program began at the Jusco Higashiyamanijo Store in Kyoto, and by the end of the year under review, it had been extended to 42 Aeon outlets. As a result of this program, the number of checkout bags used in the year ended February 2008 was reduced by 234.9 million, which is equivalent to approximately 21,495 200-liter barrels of oil. Aeon aims to increase the average checkout bag refusal ratio for its stores throughout Japan to 80% by expanding the number of stores that no longer provide free checkout bags to approximately 1,000 by 2012. CO_2 emissions will be further reduced by switching to checkout bags made from plant-derived bio-plastics instead of fossil fuels.



Green fashion is in. Aeon's My Bag reusable shopping totes prove that stylishness and functionality make attractive partners.

Building a food-recycling network

On May 30, 2008, Aeon was recognized as the first retailer in Japan to formulate a "Recycling Business Plan" under the new food recycling law for its "food recycling loop." Aeon processes food waste from its stores into animal feed, which is fed to pigs. The pigs are, in turn, processed into food for sale in Aeon stores, beginning with Jusco. This system will contribute to the effective utilization of food resources. Aeon recycled 32.6% of its food waste in fiscal 2007 instead of burning it and expects to save 17,000 tons of CO_2 in fiscal 2012 by bringing the food-recycling ratio to 45%.


ÆON
Stores
Expired food*
Processed pork
Pig farm
Feed factory
Liquid feed
Vegetable trimmings and others
Food processor
* Excluding meat and seafood

Aeon is working to reduce CO_2 emissions by radically upgrading facilities and through sweeping changes affecting all stages of product life cycles, including planning, design, manufacturing and logistics.



State-of-the-art solar panel arrays are one way Aeon is working to achieve a 30% reduction in CO_2 emissions.

New "Eco-Stores" feature environment-friendly technologies

By reducing environmental loads through such advanced technologies as wind and solar power generation and wall greening, Aeon aims to deliver significant reductions in CO_2 emissions through new earth-friendly malls known as "Eco-Stores." Eco-Stores adhere to standards for "hardware," such as structural facilities, and "software," in the form of operational measures implemented in stores. Our first Eco-Store was opened in May 2005 at the Aeon Chikusa Shopping Center in Aichi Prefecture. Two more Eco-Stores were opened in 2006, and the addition of another, at the Aeon Kagoshima Shopping Center in Kagoshima Prefecture in fiscal 2007, brought the total to four.

In fiscal 2008, we plan to establish new Eco-Store standards capable of reducing CO_2 emissions by 30%. The Eco-Store concept will be applied to all new stores opened from fiscal 2009 onwards.

Group-wide implementation of environment-friendly technologies

Eco-Stores incorporate all of the environmental design features introduced by Aeon over the years, including wind and solar power generation, heat pump systems that freeze ice during the night for use in air conditioning in the daytime and automatic adjustment of interior illumination levels. Energy conservation systems and knowledge accumulated in the past will also be used in existing stores. By 2012, we will install solar power systems at 200 outlets, including existing stores, and we will also help tenants to reduce environmental loads by supplying them with Aeon technology.

Using Kyoto mechanisms

Aeon's respect for the spirit of the Kyoto Protocol is reflected in its ongoing efforts to reduce CO_2 emissions. In 2003, we established a forestry joint venture, Adelaide Blue Gum Pty Ltd. (ABL), in Adelaide, Australia. We plan to secure CO_2 emission rights based on Kyoto mechanisms through participation in an environmental scheme based on the systematic planting, growing and logging of trees.

Comprehensive reduction of product-related CO_2

Aeon's Topvalu private brand products include the "Kyokan Sengen" [Environmental Harmony Declaration] brand, which is used for ecologically sound products developed with the concepts of recycling, clean and natural. The "Kyokan Sengen" products reflect Aeon's goal of contributing to environmental protection in partnership with its customers. Aeon achieves this by supplying products made by recycling materials recovered in stores. Aeon ensures that its products are kind to the natural environment and do not cause air or water pollution. And these products use natural materials instead of materials that create heavy environmental loads.

Packaging reduction is another aspect of Aeon's efforts to cut CO_2 emissions. We began to source packaging materials from plant-based biomass in fiscal 2003.

Aeon is also working to reduce CO_2 emissions by improving the efficiency of its logistical operations. In fiscal 2006, we began to implement a modal shift program that is expected to cut CO_2 emissions by 90% through the use of environmentally responsible rail transportation in place of trucks where possible throughout Japan. Future plans call for the active development of networks that contribute to the reduction of CO_2 emissions.



Topvalu "Kyokan Sengen" products offer practical solutions to the most pressing environmental considerations.

Proposing environment-friendly products to customers

The "Kyokan Sengen" [Environmental Harmony Declaration] of products include toilet paper made entirely from recycled paper and food storage wrapping that does not produce dioxins when incinerated. Aeon has also started to sell nickel-hydride storage batteries, which are expected to replace disposable batteries in the future. They can be recharged approximately 1,300 times. We continue to expand our range of environment-friendly "Kyokan Sengen" products.



"Kyokan Sengen" rechargeable nickel-hydride batteries eliminate the waste of throw-away cells and save money, too.

Social contribution activities

Aeon's unchanging principles are the pursuit of peace, respect for humanity and contribution to local communities, always with the customer as the starting point. This commitment is reflected in a management strategy that calls for the fulfillment of our social responsibilities as a good corporate citizen through a positive commitment to social contribution activities. Aeon approaches these initiatives in partnership with its customers and local communities.

Store-based social contribution activities

To date, some 888 Aeon stores and business sites have pledged to work with local governments and provide support in times of disaster by signing comprehensive disaster prevention cooperation agreements. After the offshore earthquake that struck the Niigata-Chuetsu region in July 2007, Aeon and its group companies, based on the above agreements, collaborated in organization and distribution of emergency relief supplies in support of the emergency task force set up by the Niigata Prefectural Government. Aeon will continue to sign disaster prevention cooperation agreements as the basis for a community-focused contribution in times of emergency. We will also work to improve disaster-preparedness.

Aeon aims to provide facilities in which all people can enjoy a safe and pleasant shopping experience. We are achieving this by ensuring that the buildings and facilities are barrier-free, and by encouraging our staff to qualify as service assistants under a system maintained by a non-governmental organization. We are also the first retail organization to join a campaign jointly sponsored by the Ministry of Health, Labour and Welfare and a non-profit organization to sign up one million people as supporters for dementia sufferers to meet the needs of an aging society.

By designating the 11th day of each month as "Aeon Day," we create opportunities for thought and action on environmental and social contribution themes in partnership with our customers in local communities. The emphasis is on local action and ecological initiatives. Activities include the "Aeon Happy Yellow Receipt Campaign," through which 1% of all sales are returned to volunteer groups and other community organizations. There are also "Clean & Green" projects, in which employee volunteers clean up streets around our stores, local parks and river banks. Now in their eighth year, these activities have become an integral part of life in local communities.

Through shopping mall-based activities, Aeon continues to contribute to local communities.

Product-based social contribution activities

By selling Fairtrade products, Aeon supports the aims of the Fairtrade movement, which seeks to support economic and social sustainability and environmental protection by ensuring that producers receive fair prices for their raw materials and manufactured goods. We have focused in particular on coffee, which is characterized by stable production volumes and demand. We began to develop commercial products a few years ago, and in 2004 we added coffee to our Topvalu private brand goods. These products are now sold by several group companies. In October 2006, we became the first retailer in Japan to sell roses grown in flower nurseries in Kenya, using environmentally responsible methods. The flower nurseries are certified by Fairtrade Labelling Organizations International. Profits from the sale of these flowers are returned to Kenya for use in education, hospital construction and other socially beneficial activities. Aeon plans to expand its sale of Fairtrade products to provide its customers with opportunities to participate through shopping in social contribution activities on a more personal level.

Aeon 1% Club

Aeon established the Aeon 1% Club in 1989 to advance its social contribution activities as a good corporate citizen. Through this organization, Aeon supports local community initiatives, especially in the areas of environmental protection, international cultural and human exchange, human resource



Aeon is assisting with financial support of projects that seek to build schools in areas where there are insufficient facilities, giving children the best possible opportunity for success. Aeon, in partnership with the Japan committee for UNICEF, has provided financial support for 268 such projects to date: 149 schools in Cambodia, 57 in Nepal and 62 in Laos. Aeon will continue this effort in the future to meet this important need.

PROVIDING ASIAN CHILDREN EDUCATIONAL

Opportunity

development and regional cultural and social development. Aeon group companies donate 1% of their pre-tax income to support these environmental and social contribution activities.

Environmental protection and social contribution activities by the Aeon 1% Club

One of the ongoing initiatives supported by the Aeon 1% Club is the "Teenage Ambassador" program, which was launched in 1990 as a way of fostering international understanding and friendship among young people. To date, 430 high school students have been brought to Japan under this international exchange program. The students have come from 12 countries, including the United Kingdom, Brazil and Australia, as well as several Asian countries. In the year under review, 20 high school students were brought to Japan from Vietnam.

In April 2006, we launched the "Aeon Scholarship" to support foreign students in Japan, especially those from Asian countries. Through this program, we aim to contribute to the education of skilled merchants who will be able to make a real contribution to the international community and to the advancement of retailing.

The "Aeon Cheers Club" was established to promote the healthy growth and development of children. By taking part in ecological activities in the areas around Aeon shopping malls, the children learn to think about the environment and take an interest in environmental matters. By participating in group activities, they also learn social rules and manners.

The Aeon 1% Club is also an active provider of support and donations for various causes. After the earthquake that struck the Noto Peninsula area in the Hokuriku region of northern Japan, ¥20 million (US$185 thousand), including customer donations and Aeon 1% Club contributions, was donated to Ishikawa Prefecture. Customer donations and Aeon 1% Club contributions totaling ¥80 million (US$740 thousand) were given to Niigata Prefecture after the Niigata-Chuetsu region was hit by an offshore earthquake in July 2007. When areas of Bangladesh were devastated by Cyclone Sidr in November 2007, the Club donated emergency relief funds totaling ¥10 million (US$92.5 thousand).

Support for construction of the Preah Norodom Sihanouk Angkor Museum

On November 2, 2007, the Preah Norodom Sihanouk Angkor Museum, which received construction support from the Aeon 1% Club, was donated to the Kingdom of Cambodia by Sophia University and the Aeon 1% Club. It is managed and administered by the Authority for the Protection and Management of Angkor and the Region of Siem Reap (APSARA). The museum was built in order that the priceless heritage of Cambodian culture could be studied and preserved on Cambodian soil. Its collection was discovered by the Sophia University Angkor International Mission in 2001.

Support for school construction in Asia

In recent years, the Aeon 1% Club has supported the construction of 149 schools in Cambodia and 57 in Nepal, in partnership with the Japan Committee for UNICEF. As a result of this activity, over 90,000 children have been able to attend school. In 2006, we launched the three-year Laos School Construction Support Program, building 30 schools that year toward a goal of 100. During 2007, we implemented a fundraising campaign in Aeon stores and offices. Customers donated ¥55.2 million (US$511 thousand), to which the Aeon 1% Club has added a further ¥56 million (US$462 thousand), bringing the total amount given to ¥111.2 million (US$1,030 thousand). This money will be used to build 32 schools. In 2008, which will be the third year of the program, Aeon 1% Club aims to raise funds with cooperation of customers sufficient to donate 38 more, to bring the total to 100 schools.

Board of directors (As of May 15, 2008)

Board of directors

Akihiko Harada
Chairman of the Board, Aeon Co., Ltd.

Motoya Okada
President, Aeon Co., Ltd.

Yoshiki Mori
Chairman, Aeon Credit Service Co., Ltd.
Chairman of the Financial Service Business Executive Committee, Aeon Co., Ltd.

Naoki Hayashi
Director
Chairman of the Shopping Center Development Business

Genzo Yamazaki
Attorney at Law

Masami Ishizaka
Chairman of the Board of Directors, OKURA ZAIMU KYOKAI

Hideki Kurashige
Representative Director and Chairman, Senior Managing Director, RHJ International Japan, Inc.

Executive officers

As of May 15, 2008, the following officers will serve prior to and/or after the transition of Aeon Co., Ltd. to a pure holding company on August 21, 2008.

Executive officers
Before August 21, 2008:

President
Motoya Okada*

Executive Vice President
Naoki Hayashi
Masaaki Toyoshima
Yoshiharu Nishitani
Kunihiko Hisaki
Shouhei Murai
Kazunori Umemoto

Senior Vice President
Masato Nishimatsu
Atsunobu Agata
Yuichiro Okauchi
Tsutomu Kajita
Yasuhide Chikazawa
Yoshihiro Izuka
Tsunenori Goda
Kunio Nakamura
Mitsuko Tsuchiya

Vice President
Yuhou Iesaka
Nobuhisa Takahashi
Hideshi Shigita
Korehide Arai
Koichi Matsuhaba
Kuniaki Miyachi
Shigeyuki Hayamizu
Mamoru Kuchihiro
Hideki Wakabayashi
Ryoichi Morimoto

From August 21, 2008:

President
Motoya Okada*

Vice President
Naoki Hayashi
Masaaki Toyoshima
Kunio Sakano
Yoshiki Mori
Akihito Tanaka
Hiroshi Yokoo
Yutaka Furutani
Akeshi Nishioka
Yoshiharu Nishitani
Tsutomu Kajita
Kunihiko Hisaki
Mitsuko Tsuchiya
Atsunobu Agata
Yuichiro Okauchi
Mamoru Kuchihiro
Kazunori Umemoto
Masato Nishimatsu
Hideki Wakabayashi

* Representative Executive Officer

Corporate governance

Aeon sees open management as the key to success for any truly global enterprise. We are continually improving and strengthening our management structures to support effective supervision, executive functions and prompt decision-making.


Shareholders' Meeting
As of the May 15, 2008 resolution by the Board of Directors
Appointment/ dismissal
Propose appointment/ dismissal of directors
Appointment/ dismissal
Propose appointment/ dismissal of independent auditors
Supervision*, Appointment/ dismissal
Executive Officers
President and 26 other executives
Independent Auditors
Accounting audit
(Two double as a director)
Aeon Management Committee
Aeon Executive Committee
Nomination Committee
Audit
Audit Committee
Compensation decisions
Compensation Committee
Board of Directors
Chairman of the Board: non-execution
Appointment/dismissal for each committee
*The same person may serve as outside director no more than six times consecutively.
Executive Officers
Outside Directors
Inside Directors

Corporate governance reforms

Our ongoing program of corporate governance reforms is one of the most important ways in which we can ensure continuing improvement of Aeon's corporate value. Since 2003, the focus of these reforms has been separation of the supervisory and executive functions of management.

Aeon has adopted the "Company with Committees" system as its governance structure. The structure consists of our directors and executive officers, together with the nomination, audit and compensation committees, all with a majority of outside directors. Under this system, there is a clear separation of the management functions, with the directors performing a supervisory role while executive functions are provided by the executive officers. Broad authority has been delegated to the executive officers, allowing them to make the prompt management decisions needed to achieve the Company's medium-term and long-term goals. At the same time, the directors' supervisory capabilities have been strengthened to ensure that all decisions are transparent and objective. Through these changes, we are working to improve shareholder value.

In 2008, Aeon will make the transition to a pure holding company structure. To maintain management transparency under this new structure, we will continue to strengthen our management and supervisory functions under the "Company with Committees" system.

Basic policy on internal control systems

Aeon is developing internal control systems designed to achieve continuing growth and improvement in its business activities. The most fundamental aspect of this work is the reinforcement of systems relating to corporate ethics. Under the Aeon Code of Conduct, which was adopted in 2003, we are working to instill and consolidate good business ethics among all Aeon employees.

Outlined below are resolutions adopted by the Board of Directors in relation to the functioning of the Audit Committee, systems to ensure that executive officers perform their duties in accordance with laws, regulations and the articles of incorporation, and other systems essential to the proper performance of the Company's operations.

1. Audit systems

- The Internal Audit Department assists the Audit Committee in the performance of its duties, and the approval of the Audit Committee is required for any changes to the Internal Audit Department.
- The Audit Committee receives regular reports on internal audits, the state of internal control systems, as well as any information notified through internal reporting systems, which are available to employees.
- Members of the Internal Audit Department attend important meetings, receive reports from executive officers and others on the performance of their duties and report to the Audit Committee.

2. Information storage and management systems

Secretariats prepare and retain minutes of all meetings. Written records of decisions will be retained and managed appropriately by those who propose them.

3. Risk management systems

Risk management officers are appointed to establish risk management systems under the guidance of the Aeon Executive Committee, as the most senior management organ. The administration of these systems is supervised by the Internal Audit Department.

4. Efficient executive systems

To ensure the organized and efficient administration of business operations, the responsibilities and authority pertaining to each position are defined in accordance with the professional responsibility and authority regulations. To provide checks and balances, officers are required to consult with specific organizational units.

5. Compliance systems

The Company will maintain the Aeon Code of Conduct and ensure that all employees are aware of its provisions. Regular compliance training will be implemented, and compliance systems will be based on the latest amendments to laws.

6. Group company management systems

Management plans for group companies are reviewed and discussed by the Aeon Management Committee, which is the supreme group management meeting, and in other forums. Corporate divisions of Aeon Co., Ltd., which is the group parent company, will provide operational guidance as the basis for integrated group management, but individual group companies also retain management autonomy and independence.

▶▶ Principal duties

Organization	No.*	Duties
Board of Directors	7	1. Supervision of the performance of duties of directors and executive officers 2. Decisions on matters that require resolution by the Board of Directors under the provisions of Article 416 of the Japanese Company Law that cannot be delegated to executive officers
Audit Committee	13	1. Auditing of the performance of duties of directors and executive officers 2. Decisions pertaining to the content of motions to be put to shareholders' meetings concerning the appointment, dismissal and non-reappointment of independent auditors
Nomination Committee	3	Decisions concerning the content of motions to be put to shareholders' meetings concerning the appointment and dismissal of directors
Compensation Committee	5	Decisions concerning the content of personal remuneration received by directors and executive officers

Note: Number of meetings held during the fiscal year

Compliance

The entire group known as Aeon operates under shared policies concerning ethical conduct and compliance with laws and regulations and the balancing of economic, environmental and social priorities. Our aim is to earn and maintain the confidence of society by fulfilling our corporate social responsibilities.

The Aeon Code of Conduct Commitment

1. Aeon people are always grateful to the many other individuals who provide support and help, never forgetting to act with humility.
2. Aeon people value the trust of others more than anything else, always acting with integrity and sincerity in all situations.
3. Aeon people actively seek out ways to exceed customer expectations.
4. Aeon people continually challenge themselves to find new ways to accomplish the Aeon ideals.
5. Aeon people support local community growth, acting as good corporate citizens in serving society.

▶▶ Positioning of the Aeon Code of Conduct


Basic Principles
Corporate Commitment
In establishing the Aeon Code of Conduct
The Aeon Code of Conduct Commitment
Our commitments to customers together with partners and Aeon people
Rules of action/manuals
Relevant laws and regulations
The Aeon Code of Conduct
Morality
Economic efficiency

The Aeon Code of Conduct

Aeon aims to achieve sustained improvement in its corporate value by working to maximize customer satisfaction while remaining faithful to its unchanging principles: the pursuit of peace, respect for humanity and contribution to local communities, always with the customer as the starting point. We have established guidelines for the realization of these principles in the form of the Aeon Code of Conduct, which provides individual employees with a basic philosophy and clearly defined judgment criteria for their day-to-day activities, from the perspectives of customers, communities, suppliers, shareholders and Aeon employees.

We aspire to earn and maintain the trust of society by fostering a progressive corporate culture based on good faith by adopting the principle of always putting the customer first as a value to be shared by the whole group employees. To live up to our ideals and fulfill our corporate social responsibilities, we need to apply long-term perspective to the realization of our unchanging principles. That is why we are constantly working to instill and consolidate the Aeon Code of Conduct among our employees.

The Aeon Supplier Code of Conduct

We believe that Aeon must be accountable to society not only for the quality and safety of the goods that it sells, but also for the processes used to manufacture those goods. We continually audit and monitor contract manufacturers of our Topvalu range of private brand products under the Aeon Supplier Code of Conduct, which was adopted in 2003. The Code requires manufacturers to comply with laws and regulations in the countries and regions where products are manufactured. Our aim is to ensure that manufacturers respect the human rights of factory workers and provide safe, healthy working environments and appropriate wages. Aeon has explained the Supplier Code of Conduct to the 500 companies involved in the manufacture of Topvalu private brand products. All 500 submitted compliance declarations in response to Aeon's request for cooperation.

We monitor compliance with the Aeon Supplier Code of Conduct and confirm that any remedial measures required have been implemented properly through third-party audits. We have also established support systems to help suppliers make any changes that may be needed. All suppliers are subject to a rigorous ongoing program of compliance checks, based on second-party audits by Aeon auditors, and third-party audits by specialist audit organizations. As of February 20, 2008, we had completed third-party audits of 675 factories.

SA8000 certification

In 2004, Aeon became the first retailer in Japan to achieve certification under SA8000, the international standard relating to corporate ethics, human rights and labor standards. The certification covers management of Topvalu suppliers and the corporate operations of Aeon Co., Ltd.

SA8000 was established to provide clear criteria relating to working conditions and environments. It requires establishment and continual improvement of management systems to ensure compliance in eight areas, including protection of human rights and the elimination of discrimination in employment. SA8000 certification and the Aeon Supplier Code of Conduct are both key elements in our continuing efforts to ensure social accountability in our business processes. In January 2008, Aeon's SA8000 certification was renewed following a three-yearly renewal audit.


SGS

▶▶ Requirements of the Aeon Supplier Code of Conduct

Suppliers are required to comply with statutory standards of social responsibility enacted in the countries where they run manufacturing and sourcing operations.

Observe laws and regulations···Comply with laws and regulations of relevant countries.

1. Child labor···Illegal child labor is prohibited.
2. Forced labor···Forced, prison or restricted labor is prohibited.
3. Occupational safety, hygiene and health···A safe and healthy workplace must be provided.
4. Freedom of association and the right of collective bargaining··· Employees' rights must be respected.
5. Discrimination···Employers must not discriminate against employees on the basis of religious belief or birth attributes, such as race.
6. Discipline···Employers must not impose harsh discipline on their employees.
7. Working hours···Laws and regulations on working hours must be observed.
8. Wages and benefit packages···Laws and regulations on wages and benefit packages must be observed.
9. Management responsibility···Suppliers are asked to sign a declaration promising to observe the Aeon Supplier CoC.
10. The environment···Suppliers are asked to engage in prevention and control of environmental contamination and destruction.
11. Business dealings···Suppliers are asked to observe the laws and regulations governing business dealings.
12. Certification, auditing and monitoring···Suppliers are asked to receive certification, auditing and monitoring under the Aeon Supplier CoC.
13. Prohibition of gift giving···Gift giving between Aeon employees and our suppliers is prohibited.



Risk management

Aeon has established risk management systems to avert business risks and to ensure prompt action to minimize the effects when problems arise.

Risk management organization

Risk management is an important management priority for Aeon, and all organization units are required to take responsibility for the maintenance of appropriate systems. Day-to-day risk management activities are implemented by individual group companies and organizational units under the supervision of internal control units, including the General Affairs Department, the Customer Service Department and the Quality Control Department. If a contingency arises, the General Affairs will immediately form a response team and coordinate initiatives to minimize the effect. Task forces, with members drawn from many organizational units, are formed to predict and prevent risks, especially those with potentially serious consequences.

Disaster prevention in local communities

Aeon wants its shopping malls to function as hubs of community life and as facilities that help consumers to achieve enhanced lifestyle security and satisfaction. As part of this commitment, Aeon is expanding its cooperation with local communities in the area of disaster preparedness. As of February 20, 2008, 888 Aeon stores and business sites have signed comprehensive disaster prevention cooperation agreements with local governments. In addition to the supply of relief goods, including foodstuffs and other essential goods, participating businesses also make their parking lots available as evacuation areas and provide storage space for disaster prevention materials and equipment. Other initiatives include disaster awareness activities and participation in joint exercises. After the offshore earthquake that struck the Niigata-Chuetsu region on July 16, 2007, the entire Group undertook a variety of support activities, including the emergency distribution of relief supplies under disaster prevention agreements. Aeon will continue to prepare for emergencies through emergency preparedness activities based on specific countermeasures in local communities.

▶▶ Aeon joint disaster prevention drills


1: Primary drills
1 Collecting information from municipal offices
2 Assumption of damage to Aeon stores
3 Measures to prevent merchandise from dropping and equipment from falling
4 Reading through rules for antiquake measures
5 Confirmation of entries in earthquake handbooks
6 Test-use of 171 Disaster Message Dial telephone service
2: Unified drills on September 1
7 Reports to the earthquake folder
8 Postquake checking of facilities, equipment
3: Store-specific drills
9 Intrastore communication
10 Confirmation of employees' safety
11 Direction of customers to safety (simulation)
12 Over-the-counter sales (simulation)
13 In-store public address system announcement (simulation)
14 Power-failure responses (simulation)
15 Other drills by stores on their own
Drills conducted by stores
Reporting
Feedback
Aeon Co., Ltd.

Protection of personal information

In keeping with its basic principles, Aeon places great importance on the protection of personal information. We treat information about individuals with great care as part of our commitment to customer peace of mind and quality of life. Personal information reflects the autonomy and values of an individual and must be treated with the same respect as we would accord to the person concerned. We will continue to build solid relationships of trust by treating all information received from customers appropriately and securely.

On November 16, 2005, Aeon Co., Ltd. was certified by the Japan Information Processing Development Corporation (JIPDEC). As a result, we are now authorized to use the "Privacy Mark," which indicates that the company concerned has implemented appropriate systems for the handling and protection of personal information. We aim to maintain the trust of customers and shareholders by continually improving our information security and personal information protection systems.

Financial Section

Financial section contents

Financial summary

Years Ended February 20,	Millions of Yen '04	'05	'06	'07	'08	Thousands of U.S. Dollars [*1] '08
OPERATING RESULTS						
REVENUES						
Net sales	¥ 3,258,628	¥ 3,813,635	¥ 4,040,600	¥ 4,345,308	¥ 4,650,088	$ 43,056,377
Rental and other revenues	287,587	382,208	389,684	479,466	517,277	4,789,606
Total revenues	3,546,215	4,195,843	4,430,285	4,824,775	5,167,366	47,845,984
COST OF SALES	2,343,430	2,782,590	2,895,595	3,086,681	3,313,381	30,679,454
Gross profit	1,202,785	1,413,253	1,534,690	1,738,093	1,853,985	17,166,529
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,070,573	1,266,476	1,368,584	1,548,365	1,697,944	15,721,706
Operating income	132,212	146,777	166,105	189,728	156,040	1,444,823
OTHER EXPENSES—NET	6,493	9,953	65,861	35,962	31,465	291,347
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	125,718	136,823	100,244	153,765	124,575	1,153,475
INCOME TAXES	47,625	49,277	43,568	61,778	56,611	524,176
MINORITY INTERESTS IN NET INCOME	22,777	25,479	27,743	34,331	24,031	222,517
NET INCOME	¥ 55,316	¥ 62,066	¥ 28,932	¥ 57,656	¥ 43,932	$ 406,781
CASH FLOWS						
Net cash provided by operating activities	¥ 174,050	¥ 69,089	¥ 137,054	¥ 141,644	¥ 200,050	$ 1,852,315
Purchases of property, buildings and equipment	133,239	174,817	199,182	244,892	270,505	2,504,680
FINANCIAL POSITION						
Total assets	¥ 2,609,271	¥ 2,752,088	¥ 2,928,682	¥ 3,534,346	¥ 3,591,406	$ 33,253,768
Long-term liabilities	926,106	870,842	958,492	1,101,427	1,090,169	10,094,162
Equity [*3]	479,090	632,022	676,151	1,200,783	1,167,477	10,809,976

	Yen '04	'05	'06	'07	'08	U.S. Dollars [*1] '08
PER SHARE OF COMMON STOCK DATA [*2]						
Basic net income	¥ 83.05	¥ 88.71	¥ 39.61	¥ 77.31	¥ 55.75	$ 0.52
Diluted net income		88.64	39.56	77.30	55.75	0.52
Cash dividends applicable to the year	11.00	12.00	15.00	15.00	17.00	0.16

Notes: 1. For convenience only, U.S. dollar amounts were translated at the rate of ¥108=$1, the rate of exchange at February 20, 2008. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars.

2. On October 18, 2004, the Company made a stock split by way of a free share distribution at the rate of 2 shares for each outstanding share. Each figure included in PER SHARE OF COMMON STOCK DATA of FY'04 and '05 was retroactively adjusted for the stock split.

3. According to a new accounting standard for presentation of equity, which is effective for fiscal years ending on or after May 1, 2006, stock acquisition rights, minority interests and any deferred gain or loss on derivatives under hedge accounting are presented as components of equity. Accordingly the amounts of equity as of February 20, 2007 and 2008 are not directly comparable to shareholders' equity of prior years, stated above.

Financial review

Consolidated revenues and operating income

In the fiscal year ended February 20, 2008, Aeon Co., Ltd. and its consolidated subsidiaries ("Aeon") again achieved record-high consolidated revenues. However, consolidated operating income fell below the level of the previous fiscal year, for the first time in 10 years.

Consolidated revenues amounted to ¥5,167 billion (US$47,845 million), a 7.1% growth from the previous fiscal year, reflecting steady revenue increases in all business segments. However, consolidated operating income dropped by 17.8% to ¥156 billion (US$1,444 million). This sharp decline was attributable mainly to a significant decrease in the operating income of The Talbots, Inc. brought on by slowed consumption in the U.S.A., stagnant domestic performance of Aeon Credit Service Co., Ltd. due to enactment of the revised Money Lenders' Law, and also performance of Aeon Co., Ltd., which was lower than its forecast, reflecting unexpected unsettled weather.

Review by business segment shows that general merchandise store ("GMS") and other retail store operations, Aeon's mainstream business segment, marked a 7.7% growth in its revenues to ¥4,133 billion (US$38,274 million), although its operating income resulted in a 7.8% drop from the previous fiscal year to ¥69 billion (US$642 million). Throughout Aeon, the domestic GMS operations, which account for the largest portion of consolidated revenues, increased revenues by 9.5% to ¥3,204 billion (US$29,675 million). As a GMS operator, Aeon Co., Ltd. alone recorded a 5.5% increase in its non-consolidated revenues to ¥2,068 billion (US$19,154 million). However, affected mainly by deteriorated consumption, especially in rural areas, as well as sluggish performance in clothing sections which brought increased inventory losses, non-consolidated operating income of Aeon Co., Ltd. decreased by 5.5% to ¥31 billion (US$293 million). Accordingly, the operating income of the domestic GMS operations dropped by 13.3% from the previous fiscal year to ¥41 billion (US$383 million).

For specialty store operations, which recorded a 5.0% increase in revenues to ¥639 billion (US$5,924 million), the fiscal year under review was a year of challenges. Mainly due to the unseasonable weather and the downturn in consumption observed worldwide, the overall comparable store sales growth stagnated. As a result, the segment marked a sizable decrease in its operating income to record an operating loss of ¥0.5 billion (US$5 million).

Shopping center ("SC") development operations have been carrying out more efficient utilization of resources and stronger cost-competitiveness, and for this purpose Aeon Mall Co., Ltd. ("Aeon Mall") merged with Diamond City Co., Ltd. ("Diamond City"). Supported by newly opened shopping centers and renewals of existing stores, the revenues of this segment rose by 11.8% to ¥141 billion (US$1,314 million). However, its operating income decreased by 7.0% to ¥35 billion (US$331 million).

The businesses of services and other operations during the fiscal year under review were highlighted by the introduction of electronic money "Waon" and the launch of Aeon Bank, Ltd. The aggregate revenues of this segment amounted to ¥735 billion (US$6,810 million), an 11.0% increase year on year. However, mainly due to the

Revenues/ operating income (¥ billion)


4,430
166
4,824
189
5,167
156
FY '06
'07
'08
Revenues
Operating income

Operating income to revenues (%)


3.7
3.9
3.0
FY '06
'07
'08

SG&A expenses/ratio of SG&A to total revenues (¥ billion/%)


1,368
30.9
1,548
32.1
1,697
32.9
FY '06
'07
'08
SG&A expenses
Ratio of SG&A to total revenues

performance of Aeon Credit Service Co., Ltd., which was pulled down by a reduction in the statutory maximum interest rate and increased costs and expenses for new business, the operating income of the segment dropped by 16.0% to ¥51 billion (US$479 million).

Consolidated net income

Consolidated net income resulted in a significant drop of 23.8% to ¥43 billion (US$406 million). The major factors of this downturn include not only decreased consolidated operating income but also loss on valuation of investment securities posted on investments in an associated company, The Daiei, Inc. As a result of the decrease in consolidated net income, the ratio of net income to revenues also dropped by 0.3 percentage points to 0.9%.

Consolidated financial position

Consolidated total assets as of the year-end amounted to ¥3,591 billion (US$33,253 million), marking a slight increase of 1.6% on the previous fiscal year-end. Major positive factors include a ¥34 billion (US$316 million) increase in notes, accounts and installment receivables brought by expansion in operations of financial subsidiaries, a ¥115 billion (US$1,068 million) increase in property, buildings and equipment as a result of new store openings and addition of Aeon Hokkaido Corporation to consolidation, and a ¥76 billion (US$709 million) increase of investments in associated companies such as The Daiei, Inc. and The Maruetsu, Inc. On the other hand, the major negative factor was cash and cash equivalents, which decreased by ¥225 billion (US$2,083 million) due to stepped up investment activities and purchase of treasury stock.

Consolidated liabilities stood at ¥2,423 billion (US$22,443 million), a 3.9% increase on the previous fiscal year. This rise was largely attributable to a ¥52 billion (US$485 million) increase in trade notes and accounts payable brought by financial subsidiaries that expanded their operations and by newly consolidated subsidiaries. There was also a ¥40 billion (US$373 million) increase in construction payables to meet financial needs for new store openings. Interest-bearing debt amounted to ¥1,041 billion (US$9,641 million), almost the same level as the previous fiscal year.

Consolidated equity decreased by 2.8% to ¥1,167 billion (US$10,809 million) compared with the previous fiscal year. Although ¥43 billion (US$406 million) of consolidated net income for the year was added, there were negative factors

Debt

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
As of February 20,	'06	'07	'08	'08
Short-term loans principally from banks	¥ 95,421	¥ 95,359	¥ 104,713	$ 969,572
Bank overdraft	292	3,620	1,649	15,276
Commercial paper	11,000	6,000	3,000	27,777
Unsecured bonds	194,111	228,509	227,596	2,107,379
Long-term loans from banks and insurance companies	557,015	708,100	704,306	6,521,351
Debt under securitization of future cash flow		11,400	6,000	55,555
Total	¥ 857,840	¥ 1,052,989	¥ 1,047,266	$ 9,696,916

Financial income/expense

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
Years Ended February 20,	'06	'07	'08	'08
Interest income	¥ 1,950	¥ 3,796	¥ 4,110	$ 38,057
Dividend income	988	1,201	1,351	12,509
Financial income	¥ 2,939	¥ 4,998	¥ 5,461	$ 50,567
Interest expense	4,494	8,565	10,274	95,129
Interest on bonds	2,106	2,236	2,500	23,149
Interest on commercial paper	8	56	39	362
Financial expense	¥ 6,609	¥ 10,858	¥ 12,813	$ 118,641
Net financial charges	¥ (3,670)	¥ (5,859)	¥ (7,351)	$ (68,074)

that made a larger impact, such as ¥11 billion (US$111 million) in cash dividends and ¥60 billion (US$561 million) in purchases of treasury stock.

Consolidated cash flows

Net cash provided by operating activities increased by ¥58 billion to ¥200 billion (US$1,852 million) from the previous fiscal year. The major cash-inflow factors were income before income taxes and minority interests of ¥124 billion (US$1,153 million) and depreciation and amortization of ¥134 billion (US$1,244 million). The major cash-outflow factors, on the other hand, included payment of income taxes of ¥79 billion (US$738 million), an increase in financial loans receivable of ¥44 billion (US$410 million) and an increase in trade notes, accounts and installments receivable of ¥44 billion (US$408 million).

Net cash used in investing activities was ¥291 billion (US$2,697 million), a ¥72 billion drop year on year. This decline was largely due to a sizable decrease of ¥159 billion (US$1,481 million) in cash paid in conjunction with the purchases of consolidated subsidiaries.

Net cash used in financial activities amounted to ¥141 billion (US$1,308 million), compared to a ¥314 billion cash-inflow recorded in the previous fiscal year. To meet the financial needs for planned capital expenditures, ¥193 billion (US$1,787 million) in common stock was issued in the previous fiscal year. Long-term debt as well, which accounted for ¥147 billion (US$1,367 million) in net cash-inflow in the previous fiscal year, became a net cash-outflow of ¥49 billion (US$461 million).

As a result of these cash flows, the balance of cash and cash equivalents as of the fiscal year-end resulted in ¥159 billion (US$1,479 million), a ¥223 billion (US$2,065 million) decrease from the previous fiscal year.

Consolidated financial ratios

Return on equity* fell by 2.4 percentage points to 4.9% from the previous fiscal year, due to a sizable drop in consolidated net income.

The equity ratio* also declined by 1.6 percentage points to 24.2%, reflecting a 4.7% decrease in equity against a 1.6% increase in total assets.

(*) The equity used in calculation of return on equity and equity ratio does not include stock acquisition rights and minority interests.

Principal financial ratios	'04	'05	'06	'07	'08
Return on assets (%)	2.4	2.3	1.0	1.8	1.2
Return on equity (%)*	12.2	11.2	4.4	7.3	4.9
Operating income to revenues (%)	3.7	3.5	3.7	3.9	3.0
Equity ratio (%)*	18.4	23.0	23.1	25.8	24.2

Total assets/equity
(¥ billion)


2,928
676
3,534
1,200
3,591
1,167
FY '06
'07
'08
Total assets
Equity

Equity ratio*
(%)


23.1
25.8
24.2
FY '06
'07
'08

Capital expenditures
(¥ billion)


199
244
270
FY '06
'07
'08

Aeon Co., Ltd. and consolidated subsidiaries

Consolidated balance sheets

February 20, 2007 and 2008

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	'07	'08	'08
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents (Notes 8 and 16.a)	¥ 386,855	¥ 161,833	$ 1,498,461
Time deposits	11,519	13,440	124,448
Marketable securities (Note 5)	4,478	7,282	67,429
Receivables:			
Notes and accounts—trade	62,199	69,783	646,144
Installment (Notes 4 and 8)	260,790	287,335	2,660,509
Financial loan (Notes 4 and 8)	500,949	503,814	4,664,950
Other	57,848	71,516	662,188
Merchandise inventories (Note 8)	322,182	346,682	3,210,020
Deferred tax assets (Note 15)	35,773	37,432	346,597
Prepaid expenses and other current assets (Note 7)	54,419	60,011	555,659
Allowance for doubtful accounts	(41,681)	(49,201)	(455,569)
Total current assets	1,655,334	1,509,930	13,980,841
PROPERTY, BUILDINGS AND EQUIPMENT (Notes 6, 8 and 9):			
Land	282,069	316,649	2,931,941
Buildings and structures	719,892	786,075	7,278,476
Furniture and fixtures	117,775	120,347	1,114,330
Vehicles	1,138	2,459	22,772
Construction in progress	22,431	33,172	307,156
Total property, buildings and equipment	1,143,307	1,258,705	11,654,677
INVESTMENTS AND OTHER ASSETS:			
Investment securities (Notes 5 and 8)	101,263	98,470	911,759
Investments in and advances to unconsolidated subsidiary and associated companies	40,412	117,057	1,083,866
Goodwill-net (Notes 3 and 6)	82,886	82,651	765,293
Intangible assets (Note 6)	57,387	56,397	522,200
Fixed leasehold deposits to lessors (Notes 7 and 8)	342,259	354,770	3,284,908
Deferred tax assets (Note 15)	45,583	52,006	481,545
Other (Notes 6 and 8)	84,751	79,606	737,097
Allowance for doubtful accounts	(18,840)	(18,189)	(168,421)
Total investments and other assets	735,703	822,770	7,618,249
TOTAL	¥3,534,346	¥3,591,406	$33,253,768

See notes to consolidated financial statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 1)
	'07	'08	'08
LIABILITIES AND EQUITY			
CURRENT LIABILITIES:			
Short-term borrowings (Note 8)	¥ 104,979	¥ 109,363	$ 1,012,627
Current portion of long-term debt (Note 8)	178,946	186,098	1,723,138
Current portion of secured and unsecured obligations under reorganization proceedings of subsidiary (Note 9)	2,501	1,904	17,629
Payables:			
Notes and accounts—trade	517,469	569,889	5,276,754
Construction	96,216	136,546	1,264,320
Other	74,369	80,703	747,254
Income taxes payable	57,854	38,006	351,914
Accrued expenses	77,894	81,978	759,057
Provision for store closing expenses	3,209	7,791	72,143
Allowance for point program	3,776	5,272	48,818
Other current liabilities (Notes 8, 10 and 17.a)	114,916	116,204	1,075,970
Total current liabilities	1,232,134	1,333,760	12,349,629
LONG-TERM LIABILITIES:			
Long-term debt (Note 8)	769,062	751,804	6,961,151
Lease deposits from lessees (Note 8)	209,105	221,468	2,050,635
Secured and unsecured obligations under reorganization proceedings of subsidiary (Note 9)	11,911	9,845	91,158
Liability for retirement benefits (Note 11)	48,690	48,217	446,455
Provision for store closing expenses	8,794	9,869	91,383
Allowance for loss on refund of interest received	6,989	8,540	79,082
Deferred tax liabilities (Note 15)	17,046	6,983	64,663
Other (Note 17.a)	29,826	33,440	309,631
Total long-term liabilities	1,101,427	1,090,169	10,094,162
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 17, 18 and 19)			
EQUITY (Note 12):			
Common stock—authorized, 2,400,000,000 shares;			
Issued: 2007 – 800,208,044			
2008 – 800,446,214	198,791	199,054	1,843,097
Capital surplus	264,704	264,968	2,453,408
Stock acquisition rights	305	427	3,961
Retained earnings	419,438	453,399	4,198,142
Unrealized gain on available-for-sale securities	23,547	14,977	138,679
Deferred gain (loss) on derivatives under hedge accounting	(135)	(916)	(8,487)
Foreign currency translation adjustments	7,139	(220)	(2,044)
Treasury stock—at cost, 633,550 shares in 2007 and 35,312,828 shares in 2008	(848)	(61,515)	(569,585)
Total	912,943	870,174	8,057,172
Minority interests	287,840	297,302	2,752,804
Total equity	1,200,783	1,167,477	10,809,976
TOTAL	¥3,534,346	¥3,591,406	$33,253,768

See notes to consolidated financial statements.

Aeon Co., Ltd. and consolidated subsidiaries

Consolidated statements of income

Years Ended February 20, 2006, 2007 and 2008

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	'06	'07	'08	'08
REVENUES:				
Net sales	¥4,040,600	¥4,345,308	¥4,650,088	$43,056,377
Rental and other revenues (Note 17.b)	389,684	479,466	517,277	4,789,606
Total revenues	4,430,285	4,824,775	5,167,366	47,845,984
COST OF SALES	2,895,595	3,086,681	3,313,381	30,679,454
Gross profit	1,534,690	1,738,093	1,853,985	17,166,529
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,368,584	1,548,365	1,697,944	15,721,706
Operating income	166,105	189,728	156,040	1,444,823
OTHER INCOME (EXPENSES):				
Interest and dividend income	2,939	4,998	5,461	50,567
Amortization of negative goodwill—net (Note 2.b)	8,452	3,865		
Amortization of negative goodwill (Note 2.b)			11,226	103,948
Interest expense	(6,601)	(10,801)	(12,774)	(118,279)
Loss on valuation of investment securities and investment in associated company	(81)	(327)	(13,699)	(126,848)
Loss on impairment of long-lived assets (Notes 6, 17.a and 22)	(83,335)	(32,804)	(46,339)	(429,069)
Other—net (Note 14)	12,763	(893)	24,660	228,333
Other expenses—net	(65,861)	(35,962)	(31,465)	(291,347)
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	100,244	153,765	124,575	1,153,475
INCOME TAXES (Note 15):				
Current	61,531	82,934	63,249	585,644
Deferred	(17,963)	(21,156)	(6,638)	(61,467)
Total income taxes	43,568	61,778	56,611	524,176
MINORITY INTERESTS IN NET INCOME	27,743	34,331	24,031	222,517
NET INCOME	¥ 28,932	¥ 57,656	¥ 43,932	$ 406,781

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	'06	'07	'08	'08
PER SHARE OF COMMON STOCK (Note 20):				
Basic net income	¥39.61	¥77.31	¥55.75	$0.52
Diluted net income	39.56	77.30	55.75	0.52
Cash dividends applicable to the year	15.00	15.00	17.00	0.16

See notes to consolidated financial statements.

Consolidated statements of changes in equity

Years Ended February 20, 2006, 2007 and 2008

	Thousands	Millions of Yen										
	Outstanding Number of Shares of Common Stock	Common Stock	Capital Surplus	Stock Acquisition Rights	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Deferred Gain (Loss) on Derivatives under Hedge Accounting	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, FEBRUARY 20, 2005	724,887	¥101,798	¥167,710		¥356,004	¥12,454		¥(5,222)	¥(721)	¥632,022		¥632,022
Net income					28,932					28,932		28,932
Cash dividends, ¥12 per share					(8,698)					(8,698)		(8,698)
Bonuses to directors and corporate auditors					(260)					(260)		(260)
Purchase of treasury stock	(24)								(43)	(43)		(43)
Net increase in unrealized gain on available-for-sale securities						15,574				15,574		15,574
Net change in foreign currency translation adjustments								8,068		8,068		8,068
Other					554					554		554
BALANCE, FEBRUARY 20, 2006	724,863	101,798	167,710		376,532	28,028		2,845	(763)	676,151		676,151
Reclassified balance as of February 20, 2006 (Note 2.o)											¥232,280	232,280
Net income					57,656					57,656		57,656
Cash dividends, ¥15 per share					(10,872)					(10,872)		(10,872)
Bonuses to directors and corporate auditors					(322)					(322)		(322)
Issuance of common stock (Note 12)	74,798	96,992	96,992							193,985		193,985
Purchase of treasury stock	(88)								(85)	(85)		(85)
Disposal of treasury stock									1	2		2
Decrease due to change in interests in consolidated subsidiaries					(4,004)					(4,004)		(4,004)
Issuance of stock acquisition rights				¥321						321		321
Exercise of stock acquisition rights				(16)						(16)		(16)
Other					449					449		449
Net change in the year						(4,481)	¥(135)	4,293		(323)	55,559	55,236
BALANCE, FEBRUARY 20, 2007	799,574	198,791	264,704	305	419,438	23,547	(135)	7,139	(848)	912,943	287,840	1,200,783
Net income					43,932					43,932		43,932
Cash dividends, ¥15 per share					(11,994)					(11,994)		(11,994)
Issuance of common stock	238	263	263							526		526
Purchase of treasury stock (Note 12)	(34,697)								(60,687)	(60,687)		(60,687)
Disposal of treasury stock	17								20	21		21
Increase resulting from application of U.S. GAAP by U.S. subsidiaries					2,022					2,022		2,022
Issuance of stock acquisition rights				138						138		138
Exercise of stock acquisition rights				(16)						(16)		(16)
Net change in the year						(8,570)	(781)	(7,360)		(16,711)	9,462	(7,248)
BALANCE, FEBRUARY 20, 2008	765,133	¥199,054	¥264,968	¥427	¥453,399	¥14,977	¥(916)	¥ (220)	¥(61,515)	¥870,174	¥297,302	¥1,167,477

	Thousands of U.S. Dollars (Note 1)										
	Common Stock	Capital Surplus	Stock Acquisition Rights	Retained Earnings	Unrealized Gain on Available-for-sale Securities	Deferred Gain (Loss) on Derivatives under Hedge Accounting	Foreign Currency Translation Adjustments	Treasury Stock	Total	Minority Interests	Total Equity
BALANCE, FEBRUARY 20, 2007	$1,840,661	$2,450,967	$2,826	$3,883,694	$218,032	$(1,253)	$66,104	$(7,853)	$8,453,178	$2,665,189	$11,118,368
Net income				406,781					406,781		406,781
Cash dividends, $0.1 per share				(111,063)					(111,063)		(111,063)
Issuance of common stock	2,435	2,435							4,870		4,870
Purchase of treasury stock (Note 12)								(561,924)	(561,924)		(561,924)
Disposal of treasury stock		5						193	198		198
Increase resulting from application of U.S. GAAP by U.S. subsidiaries				18,730					18,730		18,730
Issuance of stock acquisition rights			1,283						1,283		1,283
Exercise of stock acquisition rights			(148)						(148)		(148)
Net change in the year					(79,353)	(7,233)	(68,148)		(154,735)	87,614	(67,120)
BALANCE, FEBRUARY 20, 2008	$1,843,097	$2,453,408	$3,961	$4,198,142	$138,679	$(8,487)	$(2,044)	$(569,585)	$8,057,172	$2,752,804	$10,809,976

See notes to consolidated financial statements.

Aeon Co., Ltd. and consolidated subsidiaries

Consolidated statements of cash flows

Years Ended February 20, 2006, 2007 and 2008

	Millions of Yen			Thousands of U.S. Dollars (Note 1)
	'06	'07	'08	'08
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 100,244	¥ 153,765	¥ 124,575	$ 1,153,475
Adjustments for:				
Income taxes—paid	(50,900)	(75,417)	(79,766)	(738,582)
Depreciation and amortization	103,871	122,663	134,457	1,244,975
Amortization of negative goodwill—net	(8,452)	(3,865)		
Amortization of negative goodwill			(11,226)	(103,948)
Amortization of goodwill			8,346	77,286
Foreign exchange loss (gain)—net	9	(2)	622	5,764
Equity in (earnings) losses of associated companies	(2,040)	5,226	548	5,081
Gain on sales of property, buildings and equipment	(1,399)	(2,552)	(4,979)	(46,107)
Loss on disposals and sales of property, buildings and equipment	3,111	5,663	5,830	53,988
Loss on impairment of long-lived assets	83,335	32,804	46,339	429,069
Loss on valuation of investment securities and investment in associated company	81	327	13,699	126,848
Net gain on sales of securities	(2,670)	(7,950)	(8,648)	(80,080)
Gain on forgiveness of debt under reorganization proceedings of subsidiary	(5,391)			
Gain on change in interests in consolidated subsidiaries			(4,805)	(44,494)
Changes in assets and liabilities, net of effects from newly consolidated subsidiaries:				
Decrease (increase) in notes and accounts receivable—trade	2,028	(7,041)	(5,103)	(47,255)
Increase in installment receivable	(36,839)	(65,403)	(39,037)	(361,453)
Increase in financial loan receivable	(86,017)	(76,497)	(44,311)	(410,287)
Decrease (increase) in merchandise inventories	9,681	(23,825)	(17,314)	(160,321)
Increase in notes and accounts payable—trade	3,738	8,212	42,583	394,293
Increase in allowance for doubtful accounts	19,061	39,648	40,257	372,758
Increase in liability for retirement benefits	5,235	7,860	3,048	28,227
Increase (decrease) in provision for store closing expenses	4,222	(3,956)	1,123	10,401
Increase in allowance for loss on refund of interest received	224	5,335	1,551	14,361
Other assets and liabilities	(10,555)	20,209	(9,203)	(85,217)
Other—net	6,476	6,440	1,461	13,531
Total adjustments	36,810	(12,120)	75,474	698,839
Net cash provided by operating activities	137,054	141,644	200,050	1,852,315
INVESTING ACTIVITIES:				
Purchases of marketable securities	(5,000)	(3,205)	(6,685)	(61,905)
Proceeds from sales of marketable securities	6,102	8,155	4,893	45,311
Purchases of property, buildings and equipment	(199,182)	(244,892)	(270,505)	(2,504,680)
Proceeds from sales of property, buildings and equipment	24,194	25,464	50,759	469,997
Purchases of investment securities	(13,078)	(11,601)	(97,930)	(906,762)
Proceeds from sales of investment securities	5,699	12,241	11,028	102,112
Redemption of preferred securities and government bonds			8,000	74,074
Cash paid in conjunction with the purchases of consolidated subsidiaries (Note 16.b)	(8,273)	(169,517)	(9,517)	(88,126)
Cash received in conjunction with the purchases of consolidated subsidiaries (Note 16.b)		969	8,068	74,706
Payments for fixed leasehold deposits to lessors	(25,209)	(25,823)	(25,716)	(238,113)
Collection of fixed leasehold deposits to lessors	36,899	25,236	28,502	263,909
Proceeds from lease deposits from lessees	19,132	36,195	25,184	233,188
Repayments of lease deposits from lessees	(12,958)	(18,083)	(17,066)	(158,024)
Other—net	4,880	613	(298)	(2,760)
Net cash used in investing activities	(166,793)	(364,248)	(291,283)	(2,697,073)
FINANCING ACTIVITIES:				
Net increase (decrease) in short-term borrowings	24,009	(16,215)	(2,464)	(22,817)
Proceeds from long-term debt	215,112	283,646	143,477	1,328,496
Repayments of long-term debt	(138,763)	(135,980)	(193,359)	(1,790,363)
Proceeds from issuance of common stock		193,096	526	4,870
Repayments of secured and unsecured obligations under reorganization proceedings of subsidiaries	(48,353)	(2,951)	(2,807)	(25,997)
Proceeds from issuance of subsidiaries' stock to minority shareholders	909	737	2,398	22,212
Repurchase of subsidiaries' stock from minority shareholders	(2,485)	(233)	(1,427)	(13,216)
Purchase of treasury stock	(43)	(14)	(60,687)	(561,924)
Dividends paid to shareholders	(8,698)	(10,872)	(11,994)	(111,063)
Dividends paid to minority shareholders	(5,903)	(8,284)	(9,539)	(88,326)
Other—net	0	11,421	(5,388)	(49,892)
Net cash provided by (used in) financing activities	35,785	314,348	(141,266)	(1,308,021)
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	4,974	2,399	9,898	91,652
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,020	94,143	(222,601)	(2,061,127)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	274,366	285,387	382,851	3,544,920
CASH AND CASH EQUIVALENTS INCREASED (DECREASED) RESULTING FROM CHANGES OF SCOPE OF CONSOLIDATION		3,320	(504)	(4,675)
CASH AND CASH EQUIVALENTS, END OF YEAR (NOTE 16.A)	¥ 285,387	¥ 382,851	¥ 159,744	$ 1,479,118

See notes to consolidated financial statements.

Notes to consolidated financial statements

Years Ended February 20, 2006, 2007 and 2008

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Law (formerly, the Japanese Securities and Exchange Law) and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards and accounting principles generally accepted in the United States of America ("U.S. GAAP").

On December 27, 2005, the Accounting Standard Board of Japan ("ASBJ") published a new accounting standard for the statement of changes in equity, which is effective for fiscal years ending on or after May 1, 2006. The consolidated statement of shareholders' equity, which was previously voluntarily prepared in line with the international accounting practices, is now required under generally accepted accounting principles in Japan and has been renamed "the consolidated statement of changes in equity" for the fiscal year ended February 20, 2007.

Japanese yen figures less than a million yen are rounded down to the nearest million yen, except for per share data.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2006 and 2007 financial statements to conform to the classifications used in 2008.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Aeon Co., Ltd. (the "Company") is incorporated and operates. The translation of Japanese yen amounts into U.S. dollar amounts is included solely for the convenience of readers outside Japan and has been made at the rate of ¥108 to $1, the approximate rate of exchange at February 20, 2008. Such translation should not be construed as representation that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

U.S. dollar figures less than a thousand dollars are rounded down to the nearest thousand dollars, except for per share data.

2. Summary of significant accounting policies

a. Consolidation—The consolidated financial statements as of February 20, 2008 include the accounts of the Company and its 140 significant (130 in 2006 and 129 in 2007) subsidiaries (together, the "Group").

Under the control or influence concept, those companies in which the Company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

Investments in 28 (27 in 2006 and 25 in 2007) associated companies are accounted for by the equity method.

Investments in 1 (3 in 2006 and 1 in 2007) unconsolidated subsidiary and 1 associated company in 2006, 2007 and 2008 are stated at cost. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

The differences between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition are recorded as goodwill and are amortized within 20 years (estimated effective period) for the Company and consolidated domestic subsidiaries.

Goodwill held by consolidated subsidiaries in the United States of America ("U.S. subsidiaries") is not amortized and is evaluated for impairment at least annually in accordance with U.S. GAAP.

Goodwill recorded upon the acquisition of Origin Toshu Co., Ltd. ("Origin Toshu") of ¥41,903 million and Diamond City (current Aeon Mall) of ¥55,625 million is amortized over a period of 20 years. Negative goodwill recorded upon the acquisition of Mycal Corporation ("Mycal") of ¥95,763 million is amortized over a period of 9 years.

U.S. subsidiary recorded an impairment loss on goodwill amounting to ¥15,639 million ($144,806 thousand) for the fiscal year 2008, and as a result, goodwill held by U.S. subsidiaries at the fiscal year 2008 amounted to ¥14,620 million ($135,377 thousand).

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Group is eliminated.

b. Business combination
In October 2003, the Business Accounting Council (the "BAC") issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, ASBJ issued ASBJ Guidance No.10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures." These new accounting pronouncements were effective for fiscal years beginning on or after April 1, 2006.

This standard requires that amortization expense of goodwill is to be presented in "Selling, general and administrative expenses" and amortization of negative goodwill is to be presented in "Other income," although the net of amortization of goodwill and negative goodwill was presented in "Other income" in the consolidated statements of income for the years ended February 20, 2006 and 2007.

The effect of adoption of this accounting standard was to decrease operating income by ¥8,346 million ($77,286 thousand) and had no impact on income before income taxes and minority interests for the year ended February 20, 2008. The effect on segment information is presented in Note 22 to the consolidated financial statements.

The Company invested ¥14,415 million ($133,472 thousand) to acquire 89.9% of the issued share of Kohyo Co., Ltd. ("Kohyo") in December 2007 and accounted for it by the purchase method of accounting in accordance with this accounting standard. The related goodwill of ¥12,605 million ($116,712 thousand) is amortized over 20 years (See Note 3).

The Company transferred its general merchandising business in Hokkaido area to its subsidiary, Aeon Hokkaido corporation ("Aeon Hokkaido") on August 21, 2007 and Aeon Hokkaido recognized the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, as a transfer of assets between entities under common control in accordance with this accounting standard.

Diamond City, 60.1% owned subsidiary was merged into Aeon Mall, 56.0% owned subsidiary on August 21, 2007 and Aeon Mall recognized the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer as a merger between entities under common control in accordance with this accounting standard. As a result of this transaction, goodwill of ¥2,774 million ($25,685 thousand) is recorded in the consolidated balance sheet and is amortized over 20 years, and a gain on change in interests of consolidated subsidiaries of ¥2,172 million ($20,111 thousand) is recognized in the consolidated statements of income.

c. Cash equivalents on the consolidated balance sheets—Cash equivalents on the consolidated balance sheets are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value.

Cash equivalents include time deposits, certificate of deposits, commercial paper and bond funds, all of which mature or become due within three months of the date of acquisition.

d. Merchandise inventories—Substantially all merchandise inventories of the Company and consolidated subsidiaries are stated at cost determined by the retail method. Other inventories of certain consolidated subsidiaries are stated at cost determined by the moving-average method.

e. Marketable and investment securities—Marketable and investment securities are classified and accounted for, depending on management's intent, as follows: (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are reported at amortized cost, and (2) available-for-sale securities are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

f. Allowance for doubtful accounts—The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the past credit loss experience and an evaluation of potential losses in receivables and other assets such as fixed leasehold deposits to lessors.

g. Property, buildings and equipment—Property, buildings and equipment are stated at cost. Depreciation of property, buildings and equipment is computed under the straight-line method based on the estimated useful lives of the assets. The range of useful lives is principally from 20 to 39 years for store buildings, from 38 to 50 years for office buildings, from 3 to 20 years for structures, from 2 to 20 years for furniture and fixtures, and from 4 to 6 years for vehicles. Accumulated depreciation of property, buildings and equipment at February 20, 2007 and 2008 were ¥786,227 million and ¥861,445 million ($7,976,346 thousand), respectively.

h. Intangible assets—Intangible assets are carried at cost less accumulated amortization. Amortization of intangible assets of the Group is calculated by the straight-line method except for intangible assets with indefinite useful lives held by U.S. subsidiaries. Software is amortized mainly over 5 years.

Intangible assets with indefinite lives held by U.S. subsidiaries are not amortized and are evaluated for impairment at least annually in accordance with U.S. GAAP.

U.S. subsidiary recorded an impairment charge of trademarks amounting to ¥1,820 million ($16,858 thousand) for the fiscal year 2008. Trademarks held by U.S. subsidiaries at the fiscal year 2008 amount to ¥14,936 million ($138,297 thousand).

i. Long-lived assets—The Company and consolidated domestic subsidiaries review their long-lived assets, including goodwill, for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition. Consolidated foreign subsidiaries have previously adopted similar impairment accounting standards.

j. Stock issue costs—Stock issue costs are amortized by the straight-line method over 3 years. Stock issue costs at February 20, 2007 and 2008 that are included in investments and other assets—other are ¥1,063 million and ¥665 million ($6,160 thousand), respectively.

k. Provision for store closing expenses—The provision for store closing expenses, such as rental agreement cancellation penalties and facility restoration costs, is recognized at the time when a decision to close a store is made by management and such expenses are reasonably estimated.

l. Retirement and pension plans—The Company and certain consolidated domestic subsidiaries have a defined benefit pension plan, advance payment plan and defined contribution pension plan covering substantially all employees.

U.S. subsidiaries have a non-contributory funded defined benefit pension plan and defined contribution pension plan covering substantially all employees.

Liability for employees' retirement benefits are accounted for based on the projected benefit obligations and plan assets at the balance sheet date.

Retirement allowances for directors and corporate auditors are provided by certain domestic subsidiaries and included in liability for retirement benefits to state the liability at the amount that would be required if all directors and corporate auditors retired at each balance sheet date.

m. Allowances for loss on refund of interest received—The allowance for loss on refund of interest received (the amount of interest that exceeds the ceiling rate imposed by the Interest Rate Restriction Law) is provided by the consolidated financial services subsidiaries and is stated in amounts considered to be appropriate based on the subsidiaries' past refund experiences.

In October 2006, "Application of auditing for provision of allowance for loss for reclaimed refund of interest in the accounting of consumer finance companies" of the industry audit practice committee report No. 37 by the Japanese Institute of Certified Public Accountants was issued and was adopted at the beginning of the fiscal year ended February 20, 2007.

The effect of adoption of this report was to decrease income before income taxes and minority interests by ¥2,402 million and to reclassify allowance for doubtful accounts to allowance for loss on refund of interest received by ¥1,430 million for the year ended February 2007.

n. Allowance for point program—The allowance for the point program is stated in amounts considered to be appropriate based on the companies' past redemption experience.

o. Presentation of equity—On December 9, 2005, the ASBJ published a new accounting standard for presentation of equity.

Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives under hedge accounting.

This standard is effective for fiscal years ending on or after May 1, 2006.

p. Leases—All leases of the Company and consolidated domestic subsidiaries are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

q. Income taxes—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets that is not considered to be realizable.

r. Advertising costs—Advertising costs which are expensed as incurred and included in selling, general and administrative expense were ¥88,086 million, ¥101,365 million and ¥115,820 million ($1,072,409 thousand) for the years ended February 20, 2006, 2007 and 2008, respectively.

s. Appropriations of retained earnings—Appropriations of retained earnings are reflected in the financial statements for the following year upon the Board of Directors' resolution or shareholders' approval.

t. Foreign currency transactions—All short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates at each balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

u. Foreign currency financial statements—The balance sheet accounts of the consolidated foreign subsidiaries are translated into Japanese yen at the current exchange rate as of each balance sheet date except for equity, which is translated at the historical rate. Differences arising from such translation were shown as "Foreign currency translation adjustments" in a separate component of equity.

Revenue and expense accounts of consolidated foreign subsidiaries are translated into yen at the average exchange rate.

v. Derivatives and hedging activities—The Group uses derivative financial instruments to manage its exposures to fluctuations in foreign currency exchange and interest rates. Derivative financial instruments are comprised principally of foreign exchange forward contracts, currency swaps and interest rate swaps utilized by the Group to reduce foreign currency exchange and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

Derivative financial instruments and foreign currency transactions are classified and accounted for as follows: (a) all derivatives are recognized as either assets or liabilities and measured at fair value, and gain or loss on derivative transactions are recognized in the statements of income and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gain or loss on derivatives are deferred until maturity of the hedged transactions.

Receivables and payables denominated in foreign currencies are translated at the contracted rates if the forward contracts qualify for hedge accounting. Gain and loss related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income or loss when the hedged transaction occurs.

Long-term debt denominated in foreign currencies for which currency swaps are used to hedge the foreign currency fluctuations are translated at the contracted rate if the forward contracts qualify for hedge accounting.

Interest rate swaps are utilized to hedge interest rate exposures of long-term debt. In principle, these swaps which qualify for hedge accounting are measured at market value at the balance sheet date and the unrealized gain or loss, net of applicable taxes are deferred until maturity as "Deferred Gain (Loss) on Derivatives under Hedge Accounting" in a separate component of equity.

Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are exceptionally not remeasured at market value but the differential paid or received under the swap agreements are recognized and included in interest expenses or income.

w. Per share information—Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period, retroactively adjusted for stock splits. Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax and full exercise of outstanding stock acquisition rights.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year, retroactively adjusted for stock splits.

x. New accounting pronouncements

Measurement of inventories

Under Japanese GAAP, inventories are currently measured either by the cost method, or at the lower of cost or market. On July 5, 2006, the ASBJ issued ASBJ Statement No. 9, "Accounting Standard for Measurement of Inventories," which is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted. This standard requires that inventories held for sale in the ordinary course of business be measured at the lower of cost or net selling value, which is defined as the selling price less additional estimated manufacturing costs and estimated direct selling expenses. The replacement cost may be used in place of the net selling value, if appropriate. The standard also requires that inventories held for trading purposes be measured at the market price.

The Company is currently in the process of assessing the potential impact that this standard will have on the Companies' financial position.

Lease accounting

On March 31, 2007, the ASBJ issued ASBJ Statement No. 13, "Accounting Standard for Lease Transactions," which revised the existing accounting standard for lease transactions issued on June 17, 1993. Under the existing accounting standard, finance leases that deem to transfer ownership of the leased property to the lessee are to be capitalized, however, other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the note to the lessee's financial statements. The revised accounting standard requires that all finance lease transactions should be capitalized. The revised accounting standard for lease transactions is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted for fiscal years beginning on or after April 1, 2007.

The Company is currently in the process of assessing the potential impact that this standard will have on the Companies' financial position.

Asset retirement obligations

Under the existing accounting standard, many businesses currently employ an income-statement approach, recognizing the costs related to such obligations ratably over an asset's life as a component of depreciation or expensing the obligations as they are incurred. On May 31, 2008, the ASBJ issued ASBJ Statement No. 18, "Accounting Standard for Asset Retirement Obligations" and ASBJ Guidance No. 21 "Guidance for Accounting Standard for Asset Retirement Obligations."

The new accounting standard shifts to a balance-sheet approach, requiring businesses to recognize legal obligations to perform asset retirement activities when the entity is legally obligated to perform asset retirement activities if and when the asset is retired.

The new standard requires that the entity recognize an asset retirement obligation for a long-lived asset at the point an obligating event takes place—provided it can reasonably estimate its fair value (or at the earliest date it can make a reasonable estimate) and record the obligation at its fair value, either the amount at which the liability could be settled in a current transaction between willing parties in an active market, or—more likely—at a substitute for market value, such as the present value of the estimated future cash flows required to satisfy the obligation. Additionally, to offset the credit portion of the asset retirement liability entry, the entity must capitalize the asset retirement costs as an increase in the carrying amount of the related long-term asset, and include certain costs in the income statement during the asset's life—namely depreciation on the asset, including additional capitalized retirement costs, and interest for the accretion of the asset retirement liability due to the passage of time.

The new accounting standard for asset retirement obligations is effective for fiscal years beginning on or after April 1, 2010 with early adoption permitted for fiscal years beginning on or after April 1, 2009.

Segment reporting

On March 21, 2008, the ASBJ issued ASBJ Statement No. 17, "Accounting Standard for Disclosures about Segments of an Enterprise and Related information," and ASBJ Guidance No. 20, "Guidance on the Accounting Standard for Disclosures about Segments of an Enterprise and Related information." The standard will converge reporting practices under the current Japanese GAAP with international reporting practices.

The revised standard requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Major items that the new standard prescribes and requires to be disclosed are as follows:

1) General information about how the entity identified its operating segments and the types of products and services from which each operating segment derives its revenues
2) Financial and descriptive information about its reportable segments
3) Information about the reported segment profit or loss, including certain specified revenues and expenses included in segment profit or loss, segment assets and segment liabilities and the basis of measurement
4) Reconciliations of the total of the reportable segments' disclosed amounts to the entity's financial statements amounts
5) Information about the revenues derived from the enterprise's products or services (or groups of similar products and services)
6) Analyses of revenues and certain non-current assets by geographical area – with an expanded requirement to disclose revenues/assets by individual foreign country (if material), irrespective of the identification of operating segments
7) Information about transactions with major customers. If revenues from transactions with a single external customer amount to 10 per cent or more of the entity's revenues, the total amount of revenue from each such customer and the segment or segments in which those revenues are reported must be disclosed
8) Information about loss on impairment of long-lived assets recognized regarding reportable segment
9) Information about goodwill regarding reportable segment

The revised accounting standard for segment reporting is effective for fiscal years beginning on or after April 1, 2010.

Unification of accounting policies applied to foreign subsidiaries for the consolidated financial statements

Under Japanese GAAP, a company currently can use the financial statements of foreign subsidiaries which are prepared in accordance with generally accepted accounting principles in their respective jurisdictions for its consolidation process unless they are clearly unreasonable. On May 17, 2006, the ASBJ issued ASBJ Practical Issues Task Force (PITF) No.18, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for the Consolidated Financial Statements." The new task force prescribes: 1) the accounting policies and procedures applied to a parent company and its subsidiaries for similar transactions and events under similar circumstances should in principle be unified for the preparation of the consolidated financial statements, 2) financial statements prepared by foreign subsidiaries in accordance with either International Financial Reporting Standards or U.S. GAAP tentatively may be used for the consolidation process, 3) however, the following items should be adjusted in the consolidation process so that net income is accounted for in accordance with Japanese GAAP unless they are not material:

1) Amortization of goodwill
2) Actuarial gains and losses of defined benefit plans recognized outside profit or loss
3) Capitalization of intangible assets arising from development phases
4) Fair value measurement of investment properties, and the revaluation model for property, plant and equipment, and intangible assets
5) Retrospective application when accounting policies are changed
6) Accounting for net income attributable to a minority interest

The new task force is effective for fiscal years beginning on or after April 1, 2008 with early adoption permitted.

3. Acquisitions

Fiscal Year '07

The Company invested ¥122,037 million to acquire 95% of the issued shares of Origin Toshu through tender offering in March 2006 and 32% of the issued shares of Diamond City, which was the associated company of the Company, in May 2006. Goodwill of ¥41,903 million in connection with the acquisition of Origin Toshu and goodwill of ¥55,625 million in connection with the acquisition of Diamond City are amortized over 20 years.

The Company's consolidated subsidiary The Talbots, Inc. invested $524,391 thousand to acquire 100% of the issued shares of The J.Jill Group, Inc. in May 2006. Goodwill of $211,977 thousand in connection with the acquisition of The J.Jill Group, Inc. is not amortized and is evaluated for impairment at least annually in accordance with U.S. GAAP.

Fiscal Year '08

On December 17, 2007, the Company acquired 89.9 % of the issued shares of Kohyo. Kohyo operates a supermarket business, classified as GMS and other retail store operations. This acquisition was made to realize prosperity and growth of supermarket business in the Kansai area, in view of significance of the business for our group. The results of operations for Kohyo will be included in the consolidated financial statements of income from next fiscal year.

The Company accounted for this acquisition by the purchase method of accounting.

The acquisition cost was ¥14,415 million ($133,472 thousand) in cash, which included the purchase price of ¥14,388 million ($133,222 thousand) in accordance with the Share Purchase Agreement dated December 14, 2007, and direct costs of acquisition of ¥26 million ($240 thousand). The total cost of acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill recorded in connection with the acquisition totaled ¥12,605 million ($116,712 thousand) and is amortized over 20 years.

The estimated fair values of the assets acquired and the liabilities assumed at the acquisition date are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Current assets	¥ 5,820	$ 53,888
Fixed assets	8,460	78,333
Total assets	¥ 14,281	$ 132,231
Current liabilities	6,018	55,722
Long-term liabilities	6,251	57,879
Total liabilities	¥ 12,269	$ 113,601

4. Receivables

Installment and financial loans are operating receivables of the consolidated financial services subsidiaries.

During the years ended February 20, 2007 and 2008, the consolidated financial services subsidiaries securitized a part of those receivables and subsequently transferred the cash flow interests in those assets mainly to unconsolidated special purpose entities in total of ¥40,217 million and ¥76,086 million ($704,500 thousand), respectively.

During the year ended February 20, 2008, the consolidated financial services subsidiaries securitized a part of those installment receivables and financial loans and subsequently transferred the cash flow interests in those assets via foreign consolidated subsidiaries in total of ¥8,048 million ($74,518 thousand).

Some of the interests in the securitized financial assets are retained in the form of seller or subordinated tranches ("remaining interests"), which are recorded as installment or financial loan receivables.

The remaining interests included in receivables as of February 20, 2007 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Receivables:			
Installment	¥ 342	¥ 614	$ 5,685
Financial loan	6,787	1,543	14,287
Total	¥ 7,129	¥ 2,157	$ 19,972

5. Marketable and investment securities

Marketable and investment securities as of February 20, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Current—Government and corporate bonds	¥ 4,478	¥ 7,282	$ 67,429
Non-current:			
Equity securities	¥ 93,115	¥ 84,987	$ 786,923
Government and corporate bonds	534	1,574	14,578
Other	7,614	11,907	110,257
Non-current total	¥ 101,263	¥ 98,470	$ 911,759

The carrying amounts and aggregate fair values of marketable and investment securities at February 20, 2007 and 2008 were as follows:

	Millions of Yen			
February 20, 2007	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
available-for-sale:				
Equity securities	¥ 42,632	¥ 45,250	¥ (2,037)	¥ 85,845
Debt securities	4,030		(11)	4,019
Other	389	22	(31)	380
Held-to-maturity debt securities	990		(3)	986

	Millions of Yen			
February 20, 2008	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
available-for-sale:				
Equity securities	¥ 50,894	¥ 29,520	¥ (2,995)	¥ 77,419
Debt securities	6,322	1	(73)	6,249
Other	128	6	(20)	113
Held-to-maturity debt securities	2,604	29		2,634

	Thousands of U.S. Dollars			
February 20, 2008	Cost	Unrealized Gains	Unrealized Losses	Fair Value
Securities classified as:				
available-for-sale:				
Equity securities	$ 471,241	$ 273,339	$ (27,732)	$ 716,849
Debt securities	58,537	13	(681)	57,868
Other	1,191	55	(192)	1,054
Held-to-maturity debt securities	24,118	274		24,392

Available-for-sale securities whose fair value is not readily determinable as of February 20, 2007 and 2008 were mainly as follows:

	Carrying Amount		
	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Available-for-sale — Equity securities	¥ 7,269	¥ 7,568	$ 70,074

Proceeds, gross realized gains and losses on sales of available-for-sale securities for the years ended February 20, 2006, 2007 and 2008 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Proceeds	¥ 1,646	¥ 11,062	¥ 5,662	$ 52,430
Gross realized gains	785	7,955	4,386	40,616
Gross realized losses	(27)	(4)		

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at February 20, 2008 are as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due in one year or less	¥ 6,717	$ 62,197
Due after one year through five years	2,122	19,654
Due after five years through ten years	14	136
Total	¥ 8,854	$ 81,987

6. Long-lived assets

The Group reviewed its long-lived assets for impairment as for the years ended February 20, 2006, 2007 and 2008 and, as a result, recorded an impairment loss of ¥83,335 million, ¥32,804 million and ¥46,339 million ($429,069 thousand) on the following group of long-lived assets, respectively.

a. GMS and other retail store operations

Use	Type of Assets	Location	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Thousands of U.S. Dollars
			'06		'07		'08		'08
Stores	Land, buildings and structures and others	Northern Japan	101	¥ 13,092	52	¥ 9,183	89	¥ 5,730	$ 53,059
		Kanto	166	17,628	132	5,112	126	3,155	29,215
		Chubu	86	12,207	56	7,002	82	3,133	29,009
		Western Japan	177	31,406	62	7,385	124	7,298	67,578
Stores	Buildings and structures and others	Taiwan and other	57	843	183	150	102	693	6,425
Idle assets	Land, buildings and structures and others	Chubu and others	14	1,652	15	360	14	714	6,615
Total			601	¥ 76,829	500	¥ 29,194	537	¥ 20,725	$191,904

b. Specialty store operations

Use	Type of Assets	Location	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Thousands of U.S. Dollars
			'06		'07		'08		'08
Stores	Buildings and structures and others	Northern Japan	57	¥ 419	19	¥ 216	31	¥ 427	$ 3,955
		Kanto	131	1,359	182	1,397	163	1,024	9,486
		Chubu	57	467	20	478	25	102	950
		Western Japan	100	1,518	36	593	42	291	2,701
		U.S. and others	6	44			27	580	5,378
Idle assets	Land	Western Japan			4	3			
	Goodwill and trademarks	U.S.					1	17,459	161,664
Total			351	¥ 3,808	261	¥ 2,689	289	¥ 19,886	$184,136

c. SC development operations

Use	Type of Assets	Location	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Thousands of U.S. Dollars
			'06		'07		'08		'08
Stores	Land, buildings and structures and others	Kanto	1	¥ 1,303					
		Chubu	1	247					
		Western Japan					3	¥ 5,091	$ 47,146
Stores	Land	Kanto			1	¥ 579			
Idle assets	Land, buildings and structures and others	Chubu and others	5	622					
		Western Japan					2	400	3,707
Total			7	¥ 2,173	1	¥ 579	5	¥ 5,492	$ 50,854

d. Service and other operations

Use	Type of Assets	Location	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Number of Asset Groups	Millions of Yen	Thousands of U.S. Dollars
			'06		'07		'08		'08
Stores	Buildings and structures and others	Northern Japan	10	¥ 62	11	¥ 14	10	¥ 25	$ 233
		Kanto	25	179	28	156	18	84	781
		Chubu	18	78	11	70	6	31	291
		Western Japan	36	176	31	99	28	93	866
Idle assets	Land	Northern Japan	3	25					
Total			92	¥ 523	81	¥ 341	62	¥ 234	$2,173

The Company and consolidated domestic subsidiaries mainly categorize stores as standard units, which are the minimum cash-generating units, and idle assets as individual independent units.

The book values of the stores which incurred or are expected to incur continuous operating losses, and idle assets which are not scheduled to be used, were reduced to recoverable amounts, and such deducted amounts were recorded as impairment loss in other expenses.

The recoverable amounts of the asset groups are measured at net selling price or value in use.

The net selling price for land is measured based on evaluations based on real estate appraisal value or assessed value of fixed assets. The net selling price for other assets is measured on a best estimate based on past transaction cases. The value in use is based on the present values of expected cash flows with the discount rate. The discount rates for fiscal years ended February 20, 2006, 2007 and 2008 were 2.1% to 10.0%, 2.1% to 10.4% and 2.5% to 13.7%, respectively.

Goodwill and trademarks held by U.S. subsidiaries are evaluated for impairment at least annually in accordance with the provisions of SFAS No.142.

The Talbots, Inc. recorded an impairment loss on goodwill and trademarks related to JJill brand of ¥17,459 million ($161,664 thousand) for this fiscal year.

The breakdown of impairment loss for the years ended February 20, 2006, 2007 and 2008, were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Buildings and structures	¥ 46,870	¥ 19,459	¥ 17,178	$159,064
Land	14,137	7,132	4,455	41,251
Furniture and fixtures	8,449	2,817	3,937	36,460
Leased property held under finance leases	7,137	1,898	1,669	15,454
Goodwill and trademarks			17,459	161,664
Other intangible assets and others	6,740	1,497	1,638	15,173
Total	¥ 83,335	¥ 32,804	¥ 46,339	$429,069

7. Fixed leasehold deposits to lessors

The Company and certain consolidated subsidiaries ("Companies") have securitized certain amounts of fixed leasehold deposits to lessors by transferring these deposits to unconsolidated special purpose entities such as J-one Assets Corporation. The aggregate amounts of securitized deposits as of February 20, 2007 and 2008 were ¥51,187 million and ¥41,508 million ($384,334 thousand), respectively.

These special purpose entities have options to sell the transferred deposits back to the Companies in certain cases, including lessors' insolvency. When the special purpose entities exercise their put options, they also cancel interest rate swap agreements, which they entered into with financial institutions for hedging interest exposures, incorporated in these transactions, and the cancellation gains or losses are borne by the Companies. The unrealized gain on these interest rate swap agreements as of February 20, 2007 was ¥8 million and the unrealized loss on them as of February 20, 2008 was ¥424 million ($3,927 thousand).

8. Short-term borrowings and long-term debt

Short-term borrowings at February 20, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Short-term loans principally from banks, 0.46% to 9.25% (2007) and 0.086% to 9.25% (2008)	¥ 95,359	¥ 104,713	$ 969,572
Bank overdraft, 0.846% to 7.1% (2007) and 1.85% to 5.832% (2008)	3,620	1,649	15,276
Commercial papers, 0.58% to 0.79% (2007) and 0.8% to 0.75% (2008)	6,000	3,000	27,777
Total	¥ 104,979	¥ 109,363	$1,012,627

Long-term debt at February 20, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Issued by Aeon Co., Ltd.:			
Unsecured 2.50% Japanese yen notes due 2009	¥ 5,000	¥ 5,000	$ 46,296
Unsecured 2.59% Japanese yen notes due 2010	10,000	10,000	92,592
Unsecured 1.71% Japanese yen notes due 2008	20,000		
Unsecured 2.44% Japanese yen notes due 2011	10,000	10,000	92,592
Unsecured 2.59% Japanese yen notes due 2026	15,000	15,000	138,888
Unsecured 1.60% Japanese yen notes due 2016	20,000	20,000	185,185
Subordinated Japanese yen bond with deferral of interest and early redemption provisions due 2057 (Note 1)	4,500	4,500	41,666
Subordinated Japanese yen bond with deferral of interest and early redemption provisions due 2057 (Note 2)	26,500	26,500	245,370
Issued by Aeon Credit Service Co., Ltd.:			
Unsecured 1.97% Japanese yen notes due 2008	10,000		
Unsecured 1.22% Japanese yen notes due 2009	15,000	15,000	138,888
Unsecured 1.47% Japanese yen notes due 2010	15,000	15,000	138,888
Unsecured 0.81% Japanese yen notes due 2011	10,000	10,000	92,592
Unsecured 1.60% Japanese yen notes due 2012	10,000	10,000	92,592
Unsecured 1.08% Japanese yen notes due 2013	20,000	20,000	185,185
Unsecured 1.55% Japanese yen notes due 2013	10,000	10,000	92,592
Unsecured 1.79% Japanese yen notes due 2014	20,000	20,000	185,185
Unsecured 1.78% Japanese yen notes due 2013		20,000	185,185
Issued by Aeon Hokkaido Corporation:			
Unsecured 0.89% Japanese yen notes due 2009		300	2,777
Unsecured 0.69% Japanese yen notes due 2009		200	1,851
Unsecured 0.81% Japanese yen notes due 2010		150	1,388
Unsecured 0.71% Japanese yen notes due 2010		150	1,388
Unsecured 0.95% Japanese yen notes due 2010		330	3,055
Issued by Aeon Thana Sinsap (Thailand) Plc.:			
Unsecured 4.45% Thai baht notes due 2009	1,805	1,715	15,879
Unsecured 4.77% Thai baht notes due 2009	1,877	1,783	16,514
Unsecured 4.94% Thai baht notes due 2011	1,083	1,029	9,527
Issued by Aeon Credit Service (M) Berhad:			
4.30% Medium term notes due 2010	686	653	6,046
Medium term notes due 2010 (Note 3)	686	654	6,055
Medium term notes due 2012 (Note 4)	1,372	1,266	11,730
Medium term notes due 2011 (Note 5)		1,339	12,398
Medium term notes due 2013 (Note 6)		1,338	12,396
Medium term notes due 2011 (Note 7)		1,673	15,494
Issued by other consolidated subsidiaries (Note 8):			
Unsecured notes, due through 2013 with interest rates ranging from 0.61% to 3.70%:		4,014	37,169
Loans from banks and insurance companies, due through 2030 with interest rates ranging from 0.00% to 7.3% (2007) and from 0.00% to 7.3% (2008):			
Collateralized	107,767	97,211	900,108
Unsecured	600,333	607,094	5,621,245
Debt under securitization of future cash flow	11,400	6,000	55,555
Total	948,009	937,903	8,684,289
Less current portion	(178,946)	(186,098)	(1,723,138)
Long-term debt, less current portion	¥ 769,062	¥ 751,804	$6,961,151

Notes: 1. Interest rate: 3.25% per annum till September 29, 2016 and 6-Month Euro Yen Libor plus 2.40% after September 29, 2016
2. Interest rate: 6-Month Euro Yen Libor plus 1.40% till September 29, 2016, and 6-Month Euro Yen Libor plus 2.40% after September 29, 2016
3. Profit return rate: 4.30%
4. Profit return rate: 4.50%
5. Profit return rate: 4.18%
6. Profit return rate: 4.41%
7. Profit return rate: 4.48%
8. Consolidated subsidiaries: Joy Co., Ltd. and 2 other companies

Annual maturities of long-term debt at February 20, 2008 were as follows:

Year Ending February 20	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 186,098	$1,723,138
2010	143,162	1,325,581
2011	174,830	1,618,805
2012	124,356	1,151,450
2013	100,173	927,530
2014 and thereafter	209,280	1,937,784
Total	¥ 937,903	$8,684,289

Collateralized short-term borrowings, long-term debt and other at February 20, 2008 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Short-term borrowings	¥ 16,073	$ 148,832
Long-term debt	97,211	900,108
Other current liabilities	8,308	76,927
Lease deposits from lessees	2,323	21,509
Total	¥ 123,916	$1,147,378

The carrying amounts of assets pledged as collateral for short-term borrowings, long-term debt and other at February 20, 2008 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Land	¥ 66,093	$ 611,972
Buildings and structures—net of accumulated depreciation	96,124	890,045
Fixed leasehold deposits to lessors	862	7,981
Investments and other assets—other	30	286
Installment and Financial loan receivables	19,870	183,990
Merchandise inventories	202	1,870
Cash and cash equivalents	4	37
Total	¥ 183,187	$1,696,184

9. Secured and unsecured obligations under reorganization proceedings

On December 31, 2005, Mycal made early repayments and brought to close its reorganization proceedings. However, at February 20, 2008, it is still obligated to redeem the remaining ¥11,749 million ($108,788 thousand) secured and unsecured indebtedness in accordance with the original reorganization plan. Annual maturities of secured and unsecured obligations under the reorganization proceedings at February 20, 2008 were as follows:

Year Ending February 20	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 1,904	$ 17,629
2010	1,792	16,596
2011	1,790	16,578
2012	1,780	16,486
2013	1,666	15,427
2014 and thereafter	2,815	26,069
Total	¥ 11,749	$ 108,788

The maturity schedules above are principally based on the original reorganization plan of the consolidated subsidiary, which has been revised based on the best estimate of management.

Obligations under the reorganization proceedings at February 20, 2008 consisted of the following:

	Millions of Yen	Thousands of U.S. Dollars
Secured	¥ 8,308	$ 76,927
Unsecured	3,441	31,861
Total	11,749	108,788
Less current portion	(1,904)	(17,629)
Secured and unsecured obligations under the reorganization proceedings, less current portion	¥ 9,845	$ 91,158

The carrying amounts of assets pledged as collateral for secured obligations under the reorganization proceedings of ¥8,308 million ($76,927 thousand) at February 20, 2008 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Land	¥ 3,003	$ 27,813
Buildings and structures—net of accumulated depreciation	6,842	63,356
Total	¥ 9,846	$ 91,169

10. Other current liabilities

The Company transferred depository rights derived from store cash receipts to an unconsolidated special purpose entity, to hedge the risk of loss on an uninsured portion of the cash deposits.

The proceeds from this transaction included in other current liabilities of consolidated balance sheets at February 20, 2007 and 2008 were ¥1,833 million and ¥1,842 million ($17,056 thousand), respectively.

11. Retirement and pension plans

The Group has severance payment plans for employees, directors and corporate auditors, except that the Company ceased the severance payments for the directors and corporate auditors effective May 15, 2003.

The Company and certain consolidated domestic subsidiaries have a defined benefit pension plan, advance payment plan and defined contribution pension plan covering substantially all employees.

U.S. subsidiaries have a non-contributory defined benefit pension plan and defined contribution pension plan covering substantially all employees.

The liability for employees' retirement benefits at February 20, 2007 and 2008 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Projected benefit obligation	¥ 124,688	¥ 127,702	$1,182,426
Fair value of plan assets	(65,157)	(66,893)	(619,387)
Unrecognized prior service cost	2,187	1,868	17,296
Unrecognized actuarial loss	(15,027)	(15,846)	(146,724)
Net liability	¥ 46,691	¥ 46,830	$ 433,611

The components of net periodic benefit costs and relevant gain and loss for the years ended February 20, 2006, 2007 and 2008 were as follows:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Service cost	¥ 5,644	¥ 5,737	¥ 5,406	$ 50,061
Interest cost	3,119	3,379	3,442	31,878
Expected return on plan assets	(1,875)	(2,229)	(2,166)	(20,056)
Amortization of prior service cost	(319)	(319)	(284)	(2,632)
Recognized actuarial loss	3,322	3,547	2,949	27,308
Other	3,192	3,314	3,999	37,036
Net periodic benefit costs	13,083	13,430	13,348	123,594
Loss on transfer of pension plan resulting from changes in scope of consolidation			78	729
Gain on transfer of pension plans	(62)			
Total	¥ 13,021	¥ 13,430	¥ 13,427	$124,324

"Other" includes payments for advance payment plan and contributions for defined contribution pension plan.

Assumptions used for the years ended February 20, 2006, 2007 and 2008 are set forth as follows:

The Company and consolidated domestic subsidiaries

	'06	'07	'08
Discount rate	Mainly 2.40%	Mainly 2.40%	Mainly 2.40%
Expected rate of return on plan assets	Mainly 1.95%	Mainly 2.31%	Mainly 2.05%
Amortization period of prior service cost	10 years	10 years	10 years
Recognition period of actuarial gain/loss	10 years	10 years	10 years

U.S. subsidiaries

	'06	'07	'08
Discount rate	5.50%	6.00%	6.50%
Expected rate of return on plan assets	9.00%	9.00%	9.00%

The liability for retirement benefits at February 20, 2007 and 2008 for directors and corporate auditors is ¥1,999 million and ¥1,387 million ($12,843 thousand), respectively.

12. Equity

On and after May 1, 2006, Japanese companies are subject to a new corporate law of Japan (the "Corporate Law"), which reformed and replaced the Commercial Code of Japan (the "Code") with various revisions that are, for the most part, applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Corporate Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Corporate Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) at any time during the fiscal year if the company has prescribed so in its articles of incorporation. The Board of Directors of companies with board committees (an appointment committee, compensation committee and audit committee) can also do so because such companies with board committees already, by nature, meet the above criteria under the Corporate Law, even though such companies have an audit committee instead of the Board of Corporate Auditors.

The Board of Directors of the Company can declare dividends without resolution at the shareholders meeting since the Company is organized as a company with board committees and meet the above criteria.

The Corporate Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements.

Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. The Corporate Law provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of common stock, reserve and surplus

The Corporate Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the common stock. Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation.

The Corporate Law also provides that common stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Corporate Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Corporate Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of equity.

The Corporate Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of equity or deducted directly from stock acquisition rights.

Issuance of common stock

The Company issued 70,000,000 shares of common stock by public offering on November 8, 2006, and 4,591,300 shares of common stock through an over-allotment program in Japan on December 5, 2006. The issue price was ¥2,593.6, per share and gross cash proceeds was ¥193,459 million, of which ¥96,729 million was recorded as additional paid-in capital (capital surplus) in accordance with the Corporate Law.

Purchase of treasury stock

During the year ended February 20, 2008, the Company acquired 34,692,200 shares of the Company's common stock under its acquisition plan at a price per share of ¥1,749 ($16.19). The total amount was ¥60,676 million ($561,820 thousand). These acquisitions were made under a stock acquisition plan approved by the Company's Board of Directors on October 4, 2007 authorizing the Company to acquire an aggregate of up to ¥70,000 million ($648,148 thousand) in stock or up to 35,000,000 shares.

Restriction of dividends and repurchase of its stock

In related to the issuance of two series of subordinated bonds of ¥31,000 million on September 26, 2006 (see Note 8), the Company may defer the payment of interest for up to ten years in the event its financial condition deteriorates to a certain level and certain other events. If the Company's financial condition deteriorates further, the source of funds for interest payments will be limited to proceeds from the issuance of new stock and certain other sources. In this situation, the Company shall not pay any dividends from capital surplus or repurchase any of its stock.

13. Stock-based compensation

1. The Company and consolidated domestic subsidiary

The Company recognized expenses regarding stock options of ¥7 million ($71 thousand), which are included in selling, general and administrative expenses, for the year ended February 20, 2008.

The stock options outstanding as of February 20, 2008 are as follows:

The Company

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price Yen	Exercise Period
2008 Stock Option	30 executive officers	66,500 shares	April 21, 2007	¥1	From May 21, 2007 To May 20, 2022

Origin Toshu

Stock Option	Persons Granted	Number of Options Granted	Date of Grant	Exercise Price Yen	Exercise Period
2003 Stock Option	1 director, 2 corporate auditors, and 138 employees 1 director and 3 employees of the subsidiary	102,000 shares	June 22, 2002	¥2,469	From July 1, 2004 To June 30, 2007
2004 Stock Option	162 employees 4 employees of the subsidiary	91,500 shares	June 21, 2003	¥1,393	From July 1, 2005 To June 30, 2008
2005 Stock Option	12 directors, 128 employees 2 directors and 1 employee of the subsidiary	106,500 shares	June 19, 2004	¥1,875	From July 3, 2006 To June 30, 2009
2006 Stock Option	12 directors, 4 corporate auditors, and 174 employees 4 employees of the subsidiary	176,000 shares	June 18, 2005	¥2,090	From July 2, 2007 To June 30, 2010

The summary of stock option activity during the fiscal year 2008 is as follows:

	The Company '08 Stock Option	Origin Toshu '03~'06 Stock Option
Non-vested (Shares)		
Outstanding at beginning of year		
Granted	66,500	
Expired		
Vested	66,500	
Outstanding at end of year		
Vested (Shares)		
Outstanding at beginning of year		239,700
Vested	66,500	
Exercised		
Expired		(63,200)
Outstanding at end of year	66,500	176,500
Exercise price	¥ 1	¥1,393~¥2,469
Average stock price at exercise		
Fair value price at grant date	¥ 2,085	

The assumptions used to measure fair value of stock options of the Company were as follows:

	'08
Estimated fair value	¥2,085
Measurement method	Black-Scholes option-pricing model
Risk-free interest rate	1.47%
Expected life of option grants	7.5 years
Expected volatility of underlying stock	34.0%
Expected dividend payment rate, as a percentage of the stock price on the date of grant	0.68%

2. Consolidated foreign subsidiary
The Talbots, Inc. ("Talbots")

Amended and Restated 2003 Executive Stock Based Incentive Plan

Talbots's 2003 Plan provides for the grant of stock options and nonvested stock awards to certain key members of management. In accordance with the 2003 Plan, Talbots has issued stock options that generally vest over a three-year period at each anniversary date and expire no later than ten years from the grant date.

Additionally, under the provisions of the 2003 Plan, upon the grant of nonvested stock, the recipient or Talbots on the recipient's behalf is required to pay the par value of such shares, $0.01 per share. The shares of nonvested stock generally are forfeited to Talbots, through the repurchase of such shares, at the $0.01 par value if the employee terminates employment prior to the vesting date. Certain shares granted as performance accelerated nonvested stock vest at the end of a five-year service period, however, all or a portion of the vesting may be accelerated to three years after the grant date depending on the achievement of certain corporate financial goals. Certain other shares of nonvested stock are time vested and generally vest between two and four years.

Amended and Restated Directors Plan

Talbots's Directors Plan provides for the grant of stock options and restricted stock units ("RSUs") to non-management directors on Talbots's Board of Directors. In accordance with the Directors Plan, Talbots had issued stock options that generally vest over a three-year period, but accelerate upon retirement, and expire no later than ten years from the date of grant. No stock options were granted under the Directors Plan during fiscal years 2007 and 2008.

Additionally, in accordance with the Directors Plan, Talbots has awarded RSUs which generally vest over one year. The RSUs may be mandatorily or electively deferred, in which case the RSUs will be issued as common stock to the holder upon departing from the Board, but not before vesting. If the RSUs are not deferred, the RSUs will be issued as common stock upon vesting. Holders of RSUs are entitled to dividends equivalent to common stock dividends but RSUs do not have voting rights.

Talbots intends to issue shares from exercises of stock options and future issuances of nonvested stock and restricted stock units from its unissued reserved shares under its 2003 Plan and Directors Plan.

On January 29, 2006, Talbots adopted SFAS No. 123R which requires all stock-based compensation to employees to be recognized in the financial statements at their fair values. Talbots elected to use the modified-prospective application as its transition method and accordingly, prior period amounts have not been restated. Talbots is recognizing stock-based compensation expense on a straight-line basis over the requisite service period of the awards for those awards granted following the adoption of SFAS No. 123R. For nonvested awards outstanding upon the adoption of SFAS No. 123R, Talbots is recognizing stock-based compensation expense on a straight-line basis over the remaining requisite service period of the awards.

The consolidated statements of income for the years 2006, 2007, and 2008 include the following stock-based compensation expense related to stock option awards, nonvested stock awards, and restricted stock unit awards:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Cost of sales, buying and occupancy		¥ 303	¥ 197	$ 1,695
Selling general and administrative	¥ 938	1,800	2,047	17,547
Total	¥ 938	¥ 2,104	¥ 2,244	$ 19,242

Note: Japanese yen amounts are translated at the average foreign exchange rates of each fiscal year.

Stock options

Talbots measures the fair value of stock options on the date of grant by using the Black-Scholes option-pricing model. The estimated weighted average fair value of options granted during 2006, 2007, and 2008 were $12.14, $8.85, and $7.58, per option, respectively. Key assumptions used to apply this pricing model were as follows:

The summary of stock option activity during the fiscal year 2008 is as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding at beginning of year	8,438,930	$ 28.44
Granted	1,695,200	23.75
Exercised	(173,720)	10.83
Forfeited	(384,707)	26.34
Expired	(83,997)	34.37
Outstanding at end of year	9,491,706	$ 27.96
Exercisable at end of year	7,146,058	$ 28.97

The assumptions used to measure fair value of stock options were as follows:

	'06	'07	'08
Estimated weighted average fair value	$12.14	$8.85	$7.58
Measurement method	Black-Scholes option-pricing model	Black-Scholes option-pricing model	Black-Scholes option-pricing model
Weighted average risk-free interest rate	4.0%	4.7%	4.5%
Weighted average expected life of option grants	4.2 years	4.5 years	4.6 years
Weighted average expected volatility of underlying stock	47.9%	41.8%	38.5%
Weighted average expected dividend payment rate, as a percentage of the stock price on the date of grant	1.5%	2.0%	2.4%

The risk-free interest rate represents the implied yield available on U.S. Treasury zero-coupon bond issues with a term approximately equal to the expected life of the option. The expected life of an option is based on the historical experience for the population of option holders. Expected volatility is based on Talbots's historical realized volatility over the period that matches the expected life of the option. Expected dividend yield is based on the expected annual payment of dividends divided by the exercise price of the option award. In determining the assumptions to be used, when Talbots has relied on historical data or trends, Talbots has also considered, if applicable, any expected future trends that could differ from historical results and has modified its assumptions if applicable.

Nonvested stock awards and RSUs

A summary of nonvested stock awards and RSU activity for the fiscal year 2008 is as follows:

The fair value of nonvested stock awards and RSUs granted are based on the closing traded stock price on the date of the grant.

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Nonvested at beginning of year	1,204,427	$ 29.04
Granted	1,036,336	21.04
Vested	(65,890)	25.28
Forfeited	(244,575)	28.45
Nonvested at end of year	1,930,298	$ 24.95

14. Other income (expenses)

Other income (expenses)—net for the years ended February 20, 2006, 2007and 2008 consisted of the following:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Reversal of (provision for) allowance for doubtful accounts–net	¥ 8,280	¥ (484)	¥ 3,436	$ 31,823
Loss on disposals of fixed assets	(2,611)	(3,061)	(4,452)	(41,229)
Gain on sales of fixed assets	1,399	2,552	4,979	46,107
Provision for loss on refund of interest received		(2,402)		
Provision for store closing expenses	(5,106)	(1,846)	(3,051)	(28,253)
Gain on forgiveness of debt under reorganization proceedings of subsidiary	5,391			
Net gain on sales of securities	2,670	7,950	8,648	80,080
Equity in earnings (losses) of associated companies	2,040	(5,226)	(548)	(5,081)
Gain on change in interests in consolidated subsidiaries			4,805	44,494
Loss on store closings	(2,431)	(1,386)	(5,587)	(51,732)
Gain on bad debts recovered	1,372	1,992	2,896	26,822
Other	1,757	1,019	13,532	125,301
Total	¥ 12,763	¥ (893)	¥ 24,660	$ 228,333

Note: Gain on forgiveness of debt under reorganization proceedings of subsidiary in 2006 includes ¥4,625 million causing from the early repayments of obligations by Mycal.

15. Income taxes

The tax effects of significant temporary differences and tax loss carryforwards which resulted in deferred tax assets and liabilities at February 20, 2007 and 2008 are as follows:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Deferred tax assets:			
Enterprise tax	¥ 4,707	¥ 3,896	$ 36,081
Merchandise inventories	4,675	3,950	36,580
Allowance for doubtful accounts	19,324	22,495	208,291
Receivables	2,954	1,133	10,498
Payables and accrued expenses	7,851	8,820	81,672
Property, buildings and equipment	63,245	61,409	568,608
Liability for retirement benefits	15,525	16,533	153,083
Investment securities, including investments in unconsolidated subsidiaries and associated companies	16,415	15,783	146,139
Provision for store closing expenses	5,273	7,262	67,248
Tax loss carryforwards	23,467	26,554	245,870
Write-down of assets under the reorganization proceedings	40,351	38,520	356,669
Other	21,471	34,491	319,365
Less valuation allowance	(113,471)	(117,117)	(1,084,420)
Total	111,793	123,734	1,145,689
Deferred tax liabilities:			
Investments in unconsolidated subsidiaries and associated companies	(4,255)	(5,263)	(48,733)
Unrealized gain on available-for-sale securities	(16,370)	(9,933)	(91,975)
Undistributed earnings of consolidated foreign subsidiaries	(5,165)	(6,978)	(64,612)
Property, buildings and equipment	(6,485)	(6,240)	(57,784)
Prepaid pension cost	(60)		
Depreciation and amortization of consolidated foreign subsidiaries applicable for local taxation	(7,752)	(5,749)	(53,240)
Identifiable intangible assets	(7,203)	(5,288)	(48,963)
Other	(188)	(1,825)	(16,900)
Total	(47,482)	(41,279)	(382,209)
Net deferred tax assets	¥ 64,310	¥ 82,455	$ 763,479

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended February 20, 2006, 2007 and 2008 is as follows:

	'06	'07	'08
Normal effective statutory tax rate	40.3%	40.3%	40.3%
Lower income tax rates applicable to income in certain foreign countries	(4.6)	(2.4)	(3.4)
Foreign tax credit			(0.9)
Undistributed earnings of consolidated foreign subsidiaries	1.0	0.3	
Dividends from consolidated foreign subsidiaries eliminated for consolidation purposes	1.7	0.6	2.2
Per capita portion of inhabitant tax	3.1	2.1	2.7
Amortization of goodwill and negative goodwill-net	(3.4)	(0.8)	(0.9)
Impairment loss on goodwill			4.3
Equity in (earnings) losses of associated companies	(0.8)	1.4	0.2
Change in valuation allowance	5.2	(2.3)	1.2
Expenses not deductible for tax purpose	1.6	1.8	2.2
Gain on change in interests in consolidated subsidiaries			(1.6)
Other—net	(0.6)	(0.8)	(1.1)
Actual effective tax rate	43.5%	40.2%	45.2%

At February 20, 2008, certain consolidated subsidiaries have tax loss carryforwards aggregating approximately ¥40,012 million ($370,482 thousand), which are available to be offset against taxable income of such subsidiaries in future years. These tax loss carryforwards, if not utilized, expire as follows:

Year Ending February 20	Millions of Yen	Thousands of U.S. Dollars
2009	¥ 4,204	$ 38,927
2010	1,937	17,943
2011	934	8,652
2012	3,497	32,385
2013 and thereafter	29,437	272,573
Total	¥ 40,012	$ 370,482

16. Supplemental cash flow information

a. Reconciliation of cash and cash equivalents

A reconciliation of cash and cash equivalents between the consolidated balance sheets and the consolidated statements of cash flows at February 20, 2006, 2007 and 2008 is as follows:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Cash and cash equivalents on the consolidated balance sheets	¥ 286,410	¥ 386,855	¥ 161,833	$ 1,498,461
Bank overdraft	(292)	(3,620)	(1,649)	(15,276)
Money deposited as insurance premiums	(731)	(383)	(439)	(4,067)
Cash and cash equivalents on the consolidated statements of cash flows	¥ 285,387	¥ 382,851	¥ 159,744	$ 1,479,118

b. Purchases of newly consolidated subsidiaries

For the year ended February 20, 2006, Aeon Marché Co., Ltd. was acquired. Assets and liabilities of the Company at the date of acquisition, cash paid for the capital and cash paid in conjunction with the purchase of consolidated subsidiary was as follows:

	Millions of Yen
Assets	¥ 20,233
Goodwill	3,061
Liabilities	(13,291)
Cash paid for the capital	10,003
Cash and cash equivalents of consolidated subsidiary	1,730
Cash paid in conjunction with the purchase of consolidated subsidiary	¥ 8,273

For the year ended February 20, 2007, Origin Toshu, Diamond City, The J. Jill Group, Inc. and 5 other companies were acquired. Assets and liabilities of these companies at the date of acquisition, cash paid for the capital and cash paid in conjunction with the purchases of consolidated subsidiaries were as follows:

	Millions of Yen
Assets	¥ 198,183
Goodwill	124,815
Liabilities	(116,012)
Minority interests	(21,955)
Cash paid for the capital	185,030
Cash and cash equivalents of consolidated subsidiaries	16,482
Cash paid in conjunction with the purchases of consolidated subsidiaries—net	¥ 168,548

For the year ended February 20, 2008, Aeon Hokkaido, Joy Co., Ltd., Kohyo, and 1 other company were acquired. Assets and liabilities of these companies at the time of consolidation, cash paid for the capital and cash paid in conjunction with the purchases of consolidated subsidiaries were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Assets	¥ 95,071	$ 880,289
Goodwill	16,086	148,947
Liabilities	(91,354)	(845,876)
Minority interests	(1,293)	(11,976)
Cash paid for the capital	18,509	171,383
Cash and cash equivalents of consolidated subsidiaries	17,060	157,963
Cash paid in conjunction with the purchases of consolidated subsidiaries—net	¥ 1,449	$ 13,419

17. Leases

a. Lessee

The Group leases certain store buildings, store equipment and other assets.

Total rental expenses for the years ended February 20, 2006, 2007 and 2008 were ¥238,203 million, ¥265,442 million and ¥265,509 million ($2,458,422 thousand), respectively, including ¥21,499 million, ¥20,139 million and ¥19,237 million ($178,125 thousand) of lease payments under finance leases.

For the years ended February 20, 2006, 2007 and 2008, the Group recorded an impairment loss of ¥7,137 million, ¥1,898 million and ¥1,669 million ($15,459 thousand), respectively, on certain leased property held under finance leases that do not transfer ownership and an allowance for impairment loss on leased property, which is included in other current liabilities and long-term liabilities—other.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, accumulated impairment loss, obligation under finance lease, depreciation expense, interest expense and other information of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended February 20, 2006, 2007 and 2008 for the Company and consolidated domestic subsidiaries was as follows:

	Millions of Yen			
	'07			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	¥ 20,524	¥ 77,661	¥ 2,043	¥ 100,229
Accumulated depreciation	(6,490)	(43,213)	(1,019)	(50,723)
Accumulated impairment loss	(5,220)	(5,574)	(8)	(10,803)
Net leased property	¥ 8,813	¥ 28,873	¥ 1,014	¥ 38,702

	Millions of Yen			
	'08			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	¥ 16,478	¥ 75,633	¥ 1,881	¥ 93,993
Accumulated depreciation	(6,439)	(42,277)	(980)	(49,697)
Accumulated impairment loss	(2,694)	(5,943)	(3)	(8,642)
Net leased property	¥ 7,343	¥ 27,412	¥ 897	¥ 35,653

	Thousands of U.S. Dollars			
	'08			
	Buildings and Structures	Furniture and Fixtures	Vehicles	Total
Acquisition cost	$ 152,574	$ 700,310	$ 17,422	$ 870,307
Accumulated depreciation	(59,626)	(391,459)	(9,074)	(460,160)
Accumulated impairment loss	(24,950)	(55,035)	(34)	(80,020)
Net leased property	$ 67,997	$ 253,815	$ 8,313	$ 330,126

Obligations under finance leases:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Due within one year	¥ 16,053	¥ 14,151	$ 131,029
Due after one year	32,555	26,735	247,553
Total	¥ 48,608	¥ 40,888	$ 378,601

Note: Allowance for impairment loss on leased property of ¥4,195 million ($38,842 thousand) as of February 20, 2008 is not included in obligations under finance leases.

Depreciation expense, interest expense and other information under finance leases:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Depreciation expense	¥ 18,714	¥ 16,501	¥ 15,522	$ 143,726
Interest expense	1,335	1,247	1,156	10,712
Total	¥ 20,050	¥ 17,748	¥ 16,679	$ 154,439
Reversal of allowance for impairment loss on leased property	¥ 2,366	¥ 2,634	¥ 2,185	$ 20,240
Impairment loss	7,137	1,898	1,669	15,459

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, are computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases at February 20, 2008 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	¥ 127,222	$1,177,984
Due after one year	810,470	7,504,356
Total	¥ 937,692	$8,682,340

b. Lessor

The Group leases certain store space to tenants and other assets.

Total rental revenues for the years ended February 20, 2006, 2007 and 2008 were ¥146,373 million, ¥205,829 million and ¥227,316 million ($2,104,782 thousand), respectively and receipt of rental payments under finance leases of ¥97 million is included in total rental revenue for the year ended February 20, 2006.

Future rental revenues from subleases under finance leases for the years ended February 20, 2007 and 2008 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	'07	'08	'08
Due within one year	¥ 92		
Due after one year	309		
Total	¥ 401		

Depreciation expense and interest income under finance leases for the years ended February 20, 2006, 2007 and 2008:

	Millions of Yen			Thousands of U.S. Dollars
	'06	'07	'08	'08
Depreciation expense	¥ 84			
Interest income	2			

Note: Interest income, which is not reflected in the accompanying consolidated statements of income, is computed by the interest method.

The minimum rental commitments under noncancelable operating leases at February 20, 2008 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Due within one year	¥ 834	$ 7,731
Due after one year	1,149	10,646
Total	¥ 1,984	$ 18,377

18. Derivatives

The Group enters into foreign exchange forward contracts and currency swap contracts to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. The Group also enters into interest rate swap contracts, interest rate cap contracts and interest rate option contracts to manage its interest rate exposures on certain liabilities.

All derivative transactions are entered into to hedge interest and foreign currency exposures incorporated within its business. Accordingly, market risk in these derivatives is basically offset by opposite movements in the value of hedged assets or liabilities.

Because the counterparties to these derivatives are limited to major international financial institutions, the Group does not anticipate any losses arising from credit risk.

Derivative transactions entered into by the Group have been made in accordance with internal policies which regulate the authorization and credit limit amount.

The Group had the following derivatives contracts outstanding at February 20, 2008:

	Millions of Yen		
	'08		
	Contract Amount	Fair Value	Unrealized Loss
Forward exchange contract	¥14	¥14	
Interest rate swap contracts (fixed rate payment, floating rate receipt)	40		

	Thousands of U.S. Dollars		
	'08		
	Contract Amount	Fair Value	Unrealized Loss
Forward exchange contract	$137	$130	$6
Interest rate swap contracts (fixed rate payment, floating rate receipt)	370		

Derivatives which qualify for hedge accounting for the years ended February 20, 2007 and 2008 are excluded from the disclosure of market information.

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Group's exposure to credit or market risk.

19. Commitments and contingent liabilities

a. Commitments

The Company has agreements with J-one Assets Corporation ("J-one"), an unconsolidated special purpose entity ("SPE"), under which it is committed to execute loans as the first back-up line for the Asset Backed Commercial Paper program of J-one, unless certain agreed-upon terms such as the default of J-one are met. In cases when the Company cannot finance the loans under this agreement to J-one, a certain financial institution has agreed to provide loans to J-one instead of the Company. At February 20, 2008, the total unused credit available to J-one is ¥80,000 million ($740,740 thousand).

The consolidated financial services subsidiaries have agreements under which they are committed to card members to execute loans as long as the agreed-upon terms are met. At February 20, 2008, the total unused credit available to card members is ¥4,834,981 million ($44,768,342 thousand).

The consolidated SC development subsidiary has agreements with Petrus Funding Corporation ("Petrus"), an unconsolidated SPE, under which it is committed to excecute loans as the first back-up line. At February 20, 2008, the total unused credit available to SPE is ¥550 million ($5,092 thousand).

Commitments outstanding at February 20, 2008 for construction of property, buildings and equipment and for lease deposits approximated ¥12,913 million ($119,572 thousand).

b. Contingent liabilities

Contingent liabilities at February 20, 2008 for guarantees of bank loans mainly to store lessor were ¥1,732 million ($16,038 thousand).

In February 2000, the Company entered into noncancelable operating lease contracts with Forester Special Purpose Company ("Forester"), an unconsolidated SPE incorporated by the Law on the Securitization of Assets in Japan. In connection with these lease contracts, the Company also entered into a total rate of return swap contracts with Forester, principally to swap repayments of ¥8,700 million ($80,555 thousand) senior secured note issued by Forester for construction of leased assets and certain proceeds from sales of the leased assets.

In November 2002, the Company entered into noncancelable operating lease contracts with Neo Pas FIS Ltd. ("Neo Pas"), an unconsolidated SPE. In these lease contracts, the Company has agreed that when Neo Pas incurs losses on the sales of the beneficiary rights to trustees representing the ownership of the leased land at the end of the noncancelable lease term, the Company will compensate Neo Pas for a certain portion of the losses up to ¥4,400 million ($40,740 thousand). In addition, if the sales price is below 50% of the acquisition cost of these beneficiary rights, the Company is also obligated to compensate half of the deficiency up to ¥5,150 million ($47,685 thousand).

The Company and its consolidated subsidiary entered into noncancelable operating lease contracts with unconsolidated SPEs, named as Takakura Funding Corporation and Mebius Alfa ("SPEs"). SPEs financed the construction of the lease assets from financial institutions, and the Company entered into a contract with these financial institutions, which entitles the financial institutions with put options to sell a portion of their senior secured loans to SPEs in certain cases including their insolvency. If the financial institutions exercise their put options, the Company will be able to terminate these lease contracts with SPEs. The borrowings of SPEs from the financial institutions and minimum lease payment under these lease contracts as of February 20, 2008 were ¥11,894 million ($110,132 thousand) and ¥18,714 million ($173,278 thousand), respectively.

20. Net income per share

Basic and diluted net income per share ("EPS") for the years ended February 20, 2006, 2007 and 2008 are as follows:

	Millions of Yen	Thousands of Shares	Yen
Year Ended February 20, 2006	Net Income	Weighted-average Shares	EPS
Basic EPS:			
Net income	¥ 28,932		
Bonuses to directors and corporate auditors	(216)		
Net income available to common shareholders	¥ 28,715	724,875	¥ 39.61
Effect of dilutive securities—Warrants of associated companies	(41)		
Diluted EPS—Net income for computation	¥ 28,673	724,875	¥ 39.56

	Millions of Yen	Thousands of Shares	Yen
Year Ended February 20, 2007	Net Income	Weighted-average Shares	EPS
Basic EPS:			
Net income	¥ 57,656		
Net income available to common shareholders	¥ 57,656	745,767	¥ 77.31
Effect of dilutive securities—Warrants of associated companies	(3)		
Diluted EPS—Net income for computation	¥ 57,653	745,767	¥ 77.30

Year Ended February 20, 2008	Millions of Yen Net Income	Thousands of Shares Weighted-average Shares	Yen EPS	U.S. Dollars EPS
Basic EPS:				
Net income	¥ 43,932			
Net income available to common shareholders	¥ 43,932	787,955	¥ 55.75	$ 0.52
Effect of dilutive securities—Warrants of the Company		55		
Diluted EPS—Net income for computation	¥ 43,932	788,010	¥ 55.75	$ 0.52

21. Related party transactions

Transactions with companies of which directors of the Company were representative for the years ended February 20, 2006, 2007 and 2008 were as follows:

	Millions of Yen		
	'06	'07	'08
Rental expense of land and buildings	¥365		

Note: These transactions are on an arm's length basis and in the normal course of business.

22. Segment information

The Company separates its operations into four segments, which consist of GMS and other retail store operations, specialty store operations, SC development operations and service and other operations, and reviews operating results of the segments to make decisions about resources to be allocated to the segments and to assess its performance regularly.

GMS and other retail store operations include mainly GMS, supermarket, convenience store and department store operations. Stores in this segment offer various types of goods. The specialty store operations include women's apparel, casual wear items for men and women, cosmetics and toiletries, and shoes. The Company management assesses the operating results of stores categorized in this segment separately from those of GMS because of the differences in target customers and level of value added to the merchandise.

The SC development operations provide store development and rental services. The service and other operations segment includes credit card operations, consumer financing, amusement facility operator, restaurants and store maintenance.

The Company also separates its operations into three geographic areas, which consist of Japan, North America and Asia and Others. This segmentation is based on location of operations.

Information about industry segments, geographic segments and sales to foreign customers of the Company and consolidated subsidiaries for the years ended February 20, 2006, 2007 and 2008, is as follows:

(1) Industry segments

a. Sales and operating income

	Millions of Yen '06					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	¥3,608,475	¥ 496,512	¥ 45,229	¥ 280,068		¥4,430,285
Intersegment sales	33,266	2,619	23,180	327,203	¥ (386,269)	
Total revenues	3,641,742	499,132	68,409	607,271	(386,269)	4,430,285
Operating expenses	3,578,395	477,221	47,386	546,636	(385,459)	4,264,179
Operating income	¥ 63,346	¥ 21,911	¥ 21,023	¥ 60,635	¥ (810)	¥ 166,105

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of Yen					
	'06					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	¥1,649,497	¥ 272,428	¥ 312,273	¥ 840,507	¥ (146,024)	¥2,928,682
Depreciation and amortization	72,135	12,088	9,950	9,696		103,871
Impairment loss	76,829	3,808	2,173	523		83,335
Capital expenditures	135,930	12,827	33,843	16,580		199,182

Note: Total assets of "Eliminations/corporate" at February 20, 2006 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2006 were ¥34,959 million.

a. Sales and operating income

	Millions of Yen					
	'07					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	¥3,801,701	¥ 607,076	¥ 90,871	¥ 325,126		¥4,824,775
Intersegment sales	34,700	2,589	36,120	337,225	¥ (410,635)	
Total revenues	3,836,401	609,665	126,992	662,351	(410,635)	4,824,775
Operating expenses	3,761,216	593,447	88,454	600,765	(408,835)	4,635,047
Operating income	¥ 75,184	¥ 16,218	¥ 38,538	¥ 61,586	¥ (1,800)	¥ 189,728

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of Yen					
	'07					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	¥1,776,098	¥ 424,292	¥ 536,951	¥ 992,997	¥ (195,994)	¥3,534,346
Depreciation and amortization	77,353	17,711	14,475	13,121		122,663
Impairment loss	29,194	2,689	579	341		32,804
Capital expenditures	135,889	19,574	67,614	21,813		244,892

Note: Total assets of "Eliminations/corporate" at February 20, 2007 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2007 were ¥28,474 million.

a. Sales and operating income

	Millions of Yen					
	'08					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	¥4,094,073	¥ 636,795	¥ 99,745	¥ 336,752		¥5,167,366
Intersegment sales	39,614	3,086	42,195	398,752	¥ (483,648)	
Total revenues	4,133,688	639,881	141,940	735,504	(483,648)	5,167,366
Operating expenses	4,064,346	640,438	106,107	683,764	(483,331)	5,011,325
Operating income	¥ 69,341	¥ (556)	¥ 35,832	¥ 51,740	¥ (316)	¥ 156,040

b. Total assets, depreciation, impairment loss and capital expenditures

	Millions of Yen					
	'08					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	¥1,815,157	¥ 367,371	¥ 578,101	¥1,038,363	¥ (207,586)	¥3,591,406
Depreciation and amortization	82,120	21,171	15,622	15,542		134,457
Impairment loss	20,725	19,886	5,492	234		46,339
Capital expenditures	170,496	19,324	48,327	32,356		270,505

a. Sales and operating income

	Thousands of U.S. Dollars					
	'08					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Sales to customers	$37,908,086	$ 5,896,254	$ 923,566	$ 3,118,077		$47,845,984
Intersegment sales	366,802	28,574	390,698	3,692,149	$ (4,478,224)	
Total revenues	38,274,888	5,924,828	1,314,264	6,810,227	(4,478,224)	47,845,984
Operating expenses	37,632,838	5,929,984	982,479	6,331,148	(4,475,290)	46,401,160
Operating income	$ 642,050	$ (5,156)	$ 331,785	$ 479,078	$ (2,933)	$ 1,444,823

b. Total assets, depreciation, impairment loss and capital expenditures

	Thousands of U.S. Dollars					
	'08					
	GMS and Other Retail Store Operations	Specialty Store Operations	SC Development Operations	Service and Other Operations	Eliminations/ Corporate	Consolidated
Total assets	$16,807,013	$ 3,401,585	$ 5,352,787	$ 9,614,477	$ (1,922,095)	$33,253,768
Depreciation and amortization	760,379	196,030	144,651	143,914		1,244,975
Impairment loss	191,904	184,136	50,854	2,173		429,069
Capital expenditures	1,578,671	178,931	447,479	299,597		2,504,680

Notes: 1. Total assets of "Eliminations/corporate" at February 20, 2008 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2008 were ¥30,768 million ($284,888 thousand).

2. The effect of adoption of the new accounting standard for business combinations described in Note 2.b was to decrease operating income of GMS and other retail store operations, specialty store operations, SC development operations and service and other operations for the year ended February 20, 2008 by ¥3,078 million ($28,508 thousand), ¥2,110 million ($19,544 thousand), ¥2,938 million ($27,210 thousand) and ¥218 million ($2,023 thousand) respectively, from such segments in the prior year.

(2) Geographical segments

The geographical segments of the Company and its subsidiaries for the years ended February 20, 2006, 2007 and 2008 are summarized as follows:

	Millions of Yen '06				
	Japan	North America	Others	Eliminations/ Corporate	Consolidated
Sales to customers	¥4,001,704	¥ 198,465	¥ 230,114		¥4,430,285
Interarea transfer	1,233	1,984	3,489	¥ (6,707)	
Total revenues	4,002,938	200,449	233,604	(6,707)	4,430,285
Operating expenses	3,867,073	182,776	221,102	(6,771)	4,264,179
Operating income	¥ 135,865	¥ 17,673	¥ 12,502	¥ 64	¥ 166,105
Total assets	¥2,507,673	¥ 148,548	¥ 243,320	¥ 29,140	¥2,928,682

Notes: 1. Major countries and areas included in each geographic segment are as follows:
North America: the United States of America and Canada
Others: China, Korea, Taiwan, Malaysia, Thailand, Singapore and Australia
2. Total assets of "Eliminations/corporate" at February 20, 2006 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2006 were ¥34,959 million.

	Millions of Yen '07				
	Japan	North America	Asia and Others	Eliminations/ Corporate	Consolidated
Sales to customers	¥4,300,522	¥ 257,957	¥ 266,295		¥4,824,775
Interarea transfer	1,234	1,883	3,780	¥ (6,899)	
Total revenues	4,301,757	259,841	270,076	(6,899)	4,824,775
Operating expenses	4,137,912	250,479	253,784	(7,129)	4,635,047
Operating income	¥ 163,845	¥ 9,361	¥ 16,291	¥ 230	¥ 189,728
Total assets	¥2,956,301	¥ 228,293	¥ 325,753	¥ 23,997	¥3,534,346

Notes: 1. Major countries and areas included in each geographic segment are as follows:
North America: the United States of America and Canada
Asia and Others: China, Korea, Taiwan, Malaysia, Thailand, Singapore, Indonesia and Australia
2. The Company changed the name of segment "Others" to "Asia and Others," since the Group advanced store development in China and Malaysia and strategic importance of Asia is getting greater.
3. Total assets of "Eliminations/corporate" at February 20, 2007 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2007 were ¥28,474 million.
4. Certain foreign consolidated subsidiaries changed the presentation of Revenues from concessionaire to net, in order to conform to the presentation of the Company and the current accounting practice in those countries.
The effect of this change was to decrease total revenues of "Asia and Others" segment for the year ended February 20, 2007, by ¥25,283 million.

	Millions of Yen '08				
	Japan	North America	Asia and Others	Eliminations/ Corporate	Consolidated
Sales to customers	¥4,590,918	¥ 264,586	¥ 311,862		¥5,167,366
Interarea transfer	1,735	1,616	3,112	¥ (6,465)	
Total revenues	4,592,654	266,203	314,974	(6,465)	5,167,366
Operating expenses	4,454,577	268,311	294,828	(6,391)	5,011,325
Operating income	¥ 138,077	¥ (2,108)	¥ 20,146	¥ (73)	¥ 156,040
Total assets	¥3,041,372	¥ 169,878	¥ 354,498	¥ 25,657	¥3,591,406

	Thousands of U.S. Dollars				
	'08				
	Japan	North America	Asia and Others	Eliminations/ Corporate	Consolidated
Sales to customers	$ 42,508,496	$ 2,449,875	$ 2,887,613		$ 47,845,984
Interarea transfer	16,072	14,969	28,820	$ (59,863)	
Total revenues	42,524,568	2,464,845	2,916,434	(59,863)	47,845,984
Operating expenses	41,246,076	2,484,367	2,729,896	(59,179)	46,401,160
Operating income	$ 1,278,491	$ (19,522)	$ 186,537	$ (683)	$ 1,444,823
Total assets	$ 28,160,859	$ 1,572,952	$ 3,282,389	$ 237,566	$ 33,253,768

Notes: 1. Major countries and areas included in each geographic segment are as follows:
North America: the United States of America and Canada
Asia and Others: China, Korea, Taiwan, Malaysia, Thailand, Singapore, Indonesia and Australia
2. Total assets of "Eliminations/corporate" at February 20, 2008 include corporate assets, consisting primarily of cash, time deposits, securities, other current assets and investment securities maintained with regard to corporate finance activities. Corporate assets as of February 20, 2008 were ¥30,768 million ($284,894 thousand).
3. The effect of adoption of the new accounting standard for business combinations described in Note 2.b was to decrease operating income of Japan and of Asia and other for the year ended February 20, 2008 by ¥7,228 million ($66,928 thousand) and by ¥1,118 million ($10,358 thousand), respectively, from such segments in the prior year.

(3) Sales to foreign customers

Sales to foreign customers for the years ended February 20, 2006, 2007 and 2008 amounted to ¥428,580 million, ¥524,252 million and ¥576,448 million ($5,337,488 thousand), respectively.

23. Subsequent event

a. Appropriations of retained earnings

The following appropriations of retained earnings at February 20, 2008 were resolved at the Board of Directors meeting held on April 7, 2008:

	Millions of Yen	Thousands of U.S. Dollars
Year-end cash dividends, ¥17 ($0.1) per share	¥ 13,008	$120,448

b. Stock option plan

Stock options fourth plan

The following stock option plan of the Company was approved at the General Shareholders' Meeting and subsequently resolved at the Company's Compensation Committee and Board of Directors meeting, both held on May 15, 2008. Directors and executive officers of the Company were granted new stock options totaling 216 units at maximum. These stock options will be issued on November 20, 2008, and can be exercised from November 21, 2008 to November 20, 2023. The number of shares to be issued by the exercise of each stock option unit shall be 100 shares.

Stock options fifth plan

The following stock option plan of the Company was approved at the General Shareholders' Meeting and subsequently resolved at the Company's Compensation Committee and Board of Directors meeting, both held on May 15, 2008. Directors of the Company's subsidiaries and associated companies were granted new stock options totaling 203 units. These stock options will be issued on May 20, 2009, and can be exercised from May 21, 2009 to May 20, 2024. The number of shares to be issued by the exercise of each stock option unit shall be 100 shares.

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23, Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
ÆON CO., LTD.:

We have audited the accompanying consolidated balance sheets of ÆON CO., LTD. (the "Company") and consolidated subsidiaries as of February 20, 2007 and 2008, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended February 20, 2008, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries as of February 20, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 20, 2008, in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

May 15, 2008

Member of
Deloitte Touche Tohmatsu

Corporate history

1758

Sozaemon Okada establishes Shinoharaya, the forerunner of Jusco, in Yokkaichi and begins trading in kimono fabrics and accessories.

1887

Soemon Okada moves Shinoharaya, located in Yokkaichi-hisaroku machi, to Yokkaichi-tsuji machi. Shinoharaya changes name to Okadaya.

1920

Okadaya discounts products during big economic crash after the World War I, following the family motto, "Do not earn with higher price; earn with lower price."

1926

Sept. Soemon Okada restructures Okadaya as a joint stock company. Okadaya kimono store established.

1937

Nov. Kazuichi Futagi establishes Futagi clothing store in Himeji.

1946

June Takuya Okada named President of Okadaya kimono store.

1949

July Futagi restructured as a joint stock company. Kazuichi Futagi named as President.

1955

Aug. Jiro Inoue establishes Iida in Toyonaka.

1959

Nov. Okadaya kimono store changes name to Okadaya.

1968

May Business tie-up established between Okadaya and Futagi.

June Shiro joins the partnership between Okadaya and Futagi.

1969

Feb. Jusco established as a joint purchasing organization through joint venture of Okadaya, Futagi and Shiro.

Mar. Jusco and Mitsubishi Shoji Corporation jointly establish Diamond City.

1970

Mar. Okadaya merges with Futagi, Okadaya chain, Kawamura and Jusco.

Apr. Okadaya changes name to Jusco.

1972

Aug. Jusco merges with Yamateya, Yamateya Sangyo and Keihan Jusco.

1974

June The R. MI. Jusco farm (current Tasmania Feedlot) established in Australia.

Sept. Jusco listed on Second Sections of the Tokyo, Osaka and Nagoya Stock Exchanges.

1976

Aug. Jusco moved up to First Sections of the Tokyo, Osaka and Nagoya Stock Exchanges.

Aug. Jusco establishes a headquarters in Tokyo and begins the "2 headquarters, 1 branch system."

1980

Sept. Jusco credit card issued.

Dec. Abilities Jusco established as joint venture with Japan Abilities Incorporated.

1984

Sept. Jaya Jusco Stores established in Malaysia.

Oct. Business agreement concluded with U.K.'s Laura Ashley.

Dec. Siam Jusco established in Thailand.

1985

June Jaya Jusco Stores opens the first overseas store for Jusco.

Dec. Jusco Stores (Hong Kong) established.

1986

Feb. Laura Ashley Japan established as joint venture between Jusco and Laura Ashley.

Oct. Shinshu Jusco becomes the first subsidiary of Jusco Group to list on Second Section of the Nagoya Stock Exchange.

1988

June Talbots, a U.S. women's fashion specialty chain store, joins Jusco Group.

Sept. Well Mart listed on the OTC market.

1989

Sept. Jusco Group renamed Aeon Group, and Aeon Group 1% Club established to promote activities of benefit to society.

Oct. Diamond City listed on Second Section of the Osaka Stock Exchange.

1990

Apr. Jusco forms joint venture with U.K.-based The Body Shop.

June Ministop concludes a contract for technical support with Miwon (current Daesang Distribution & Services) of South Korea.

June Aeon Forest, which carries out domestic operations of The Body Shop, established.

Aug. Cox listed on the OTC market.

Aug. Aeon Group announces participation in management of U.K.'s Laura Ashley.

1991

Jan. Aeon Group Environment Foundation established.

Sept. Business and capital partnership established with home center operator, Keiyo.

Oct. Jaya Jusco Stores Malacca Store opens in Malaysia—first store to have trees planted under "Aeon Hometown Forests" program.

1992

Jan. Jusco, Keiyo and Ishiguro Homa conclude business and capital tie-up to develop new type of discount store.

Apr. Twenty thousand trees planted at the Jusco Shin Hisai Store, the first Japanese store of "Aeon Hometown Forests" program.

Oct. Aeon Environment Foundation officially recognized as a corporation operating for the public good.

1993

July Ministop listed on Second Section of the Tokyo Stock Exchange.

Nov. Talbots listed on the New York Stock Exchange.

1994

Feb. Jusco Stores (Hong Kong) listed on Hong Kong Stock Exchange.

Mar. Business and capital tie-up with Nakasan Department Store, a leading department store in Tohoku.

May Construction of a new office building, the "Aeon Tower," completed.

July Tie-up with Claire's Stores, America's largest chain store of fashion accessories, to develop chain in Japan.

Sept. Private brand Topvalu launched.

Nov. Business and capital tie-up with a large liquor discounted store chain operator, Yamaya.

Nov. Ministop concludes a franchise contract overseas with Philippine MCA Corporation.

Dec. Aeon Credit Service listed on the OTC market.

1995

Jan. Operational and capital partnership established between Jusco and Tsuruha.

Feb. My Land Shoes renamed Nustep after merging with Diamond Takada.

Aug. Ishiguro Homa, Make and Ishiguro Jusco merge to establish Homac.

Sept. Aeon Credit Service (ASIA) listed on the Hong Kong Stock Exchange.

Nov. Blue Grass listed on the OTC market.

Dec. Guangdong Jusco Teem Stores established.

Dec. Jusco becomes capital participant in Home Wide.

1996

Mar. Qingdao Dongtai Jusco established.

July Guangdong Jusco Teem Stores opens Jusco's first store in China.

July Jusco, Mitsubishi Shoji Corporation and Mitsubishi Shoji Sekiyu Co., Ltd. jointly finance the establishment of Mega Petro.

July Mega Sports opens the first store of the U.S. No. 1 sports-related specialty store, Sports Authority, in Nagoya, Japan.

Aug. JUS-Photo listed on the OTC market.

Aug. Ministop moves from Second Section of the Tokyo Stock Exchange to First Section.

Dec. Aeon Credit Service listed on Second Section of the Tokyo Stock Exchange.

Dec. Jaya Jusco Stores listed on main board of the Kuala Lumpur Stock Exchange.

1997

Feb. Aeon Fantasy established.

Feb. Jusco Maintenance renamed Aeon Techno Service.

June Motoya Okada named President of Jusco.

1998

July Jusco becomes a capital participant in Kojima, the largest pet shop chain in Japan, to form the fully capitalized Petcity.

July Jusco begins cooperating with the major American fashion apparel chain Liz Claiborne.

July Over 2,500 volunteers from China and Japan participate in first tree-planting along the Great Wall of China.

Aug. Aeon Credit Service listed on First Section of the Tokyo Stock Exchange.

1999

Jan. Donation drive held for Cambodian artificial limb center.

Jan. Jusco, Tsuruha and Kraft establish business tie-up. Jusco becomes capital participant in Kraft.

Feb. Liz Japan established as joint venture between Jusco and Liz Claiborne.

Apr. Cinema complex operator, Aeon Cinemas established.

July The second tree-planting session of the "Great Wall Reforestation" project held.

Aug. Jusco merges with Shinshu Jusco and Ogiya Jusco.

Aug. Kyushu Jusco and Asahi Jusco merge.

ug. Primart and Okinawa Jusco merge to establish Ryukyu Jusco.

Aug. Jusco, Tsuruha and Drug Eleven establish business tie-up, and Jusco becomes capital participant in Drug Eleven.

2000

Jan. Jusco, Tsuruha and Sugi Pharmacy establish business and capital tie-up.

Feb. Jusco and Greencross · Coa establish business and capital tie-up.

Feb. Jusco merges with Hokuriku Jusco.

Mar. Yaohan Japan changes name to Yaohan and enters into Aeon Group.

Mar. Private brand Topvalu rejuvenated.

Apr. Jusco and Hac-kimisawa establish business and capital tie-up.

May Jusco, Takiya Shoji and Sugi Pharmacy establish business tie-up. Jusco becomes capital and business participant in Takiya Shoji.

May The third tree-planting session of the "Great Wall Reforestation" project held.

May Takuya Okada retires as Chairman of Jusco and becomes Honorary Chairman and Adviser. Toshiji Tokiwa becomes Chairman.

May Tohoku Well Mart changes name to Maxvalu Tohoku.

May Aeon Group "My Basket" campaign initially launched.

June Jusco obtains ISO 14001 certification for all of its offices and stores.

Aug. Kyushu Jusco listed on the OTC market.

Aug. Maxvalu Tohoku listed on Second Section of the Tokyo Stock Exchange.

Aug. Well Mart and Sanyo Maxvalu merge and change name to Maxvalu Nishinihon.

Sept. Aeon Group acquires Organic-JAS certification for Topvalu Green-Eye products from Ministry of Agriculture Forestry and Fishery of Japan.

Oct. Sapporo Food Center and Hokkaido Jusco merge and change name to Maxvalu Hokkaido.

Oct. Frex Acore changes name to Maxvalu Chubu.

Dec. The total number of trees planted under "Aeon Hometown Forests" program exceeds 4 million.

2001

Jan. "Aeon Welcia Stores" selected as the group name for the Aeon Group Pharmacy and Drugstore Alliance.

Feb. Welpark joins Aeon Welcia Stores drugstore alliance.

Mar. Maxvalu Nishinihon integrates Mammy, a supermarket chain in Yamaguchi.

Apr. Aeon Group begins to gather donations for school construction program in Cambodia.

June Aeon Group's Sendai Distribution Center becomes operational.

June Aeon Kosan changes name to Aeon Mall.

Aug. Takiya Shoji and Drux merge as Takiya.

Aug. Jusco Co., Ltd. becomes Aeon Co., Ltd. and Aeon Group name changed to Aeon. "Global 10" vision announced.

Oct. Greencross · Coa listed on the OTC market.

Dec. Aeon Thana Sinsap (Thailand) listed on the Thai Stock Exchange.

2002

Jan. The first "Aeon Clean Road" campaign held.

Feb. Aeon Fantasy listed on the OTC market.

Feb. Terminals for customer access to Japanese beef production records introduced.

Mar. Yaohan recovery plan completed and Yaohan becomes Maxvalu Tokai.

Mar. Yamaya listed on Second Section of the Tokyo Stock Exchange.

Mar. Maxvalu Kyushu established.

Apr. Aeon starts the second charity drive for school construction program in Cambodia.

May Aeon Co., Ltd. and Drug Terashima establish business and capital tie-up.

May Shenzhen Aeon Friendship established in Shenzhen, China.

May Tsuruha listed on First Section of the Tokyo Stock Exchange.

May Five Jusco stores adopt 13 customers as a deputy store manager.

May Hallo, a supermarket chain, joins Aeon.

July Aeon Mall listed on First Section of the Tokyo Stock Exchange.

Sept. Tree-planting project performed in Shiretoko, Hokkaido.

Sept. Iino joins Aeon Welcia Stores drugstore alliance.

Oct. "Deputy Store Manager" system expanded to 89 customers and 34 stores.

Nov. Sales of Food Artisan products begins.

Nov. Diamond City listed on Second Section of the Tokyo Stock Exchange.

2003

Feb. Diamond City listed on First Sections of the Tokyo and Osaka Stock Exchanges.

Feb. Kansai NDC, one of the largest distribution centers in Japan, begins operation.

Apr. Talbots opens its first store for men in Connecticut, U.S.A.

Apr. Aeon starts the third charity drive for school construction program in Cambodia.

May Aeon Co., Ltd. adopts a Company with Committees governance structure.

June Aeon Co., Ltd. and Kasumi establish business and capital tie-up.

July Taiwan Aeon Stores opens its first regional Jusco store in Taiwan.

Aug. Aeon Co., Ltd. and Sunday establish business and capital tie-up.

Sept. Kyushu Jusco and Home Wide merge to form Aeon Kyushu.

Oct. "Deputy Store Manager" system expanded to 110 customers and 43 stores.

Nov. Mycal and Mycalkyushu become a part of Aeon.

Nov. Aeon Co., Ltd. and Posfūl establish business and capital tie-up.

Nov. Aeon Fantasy listed on Second Section of the Tokyo Stock Exchange.

Nov. Maxvalu Kyushu, Nishi Kyushu Well Mart and Hallo merge as Maxvalu Kyushu.

2004

Jan. Gourmet D'Or and Jack merge as Gourmet D'Or.

Mar. Aeon begins to collect donations for a program to support school construction in Nepal.

Apr. Aeon Co., Ltd. and Inageya establish business tie-up.

Apr. The total number of trees planted under "Aeon Hometown Forests" program exceeds five million.

June Joy becomes a subsidiary of Aeon Co., Ltd.

July Maxvalu Tokai relisted on Second Section of the Tokyo Stock Exchange.

Aug. Aeon Co., Ltd. increases its capital through a publicly subscribed issue of 27 million shares.

Sept. The "**singing ♫ ÆON**" brand message launched as a new brand strategy.

Sept. Topvalu range updated to mark the brand's 10th anniversary.

Sept. Aeon Co., Ltd. announces its participation in the United Nations Global Compact.

Sept. Aeon Co., Ltd. celebrates the 30th anniversary of its stock exchange listing.

Sept. Jaya Jusco Stores Bhd. changes name to Aeon Co. (M) Bhd. and launches a tree-planting campaign in Malaysia to commemorate its 20th anniversary.

Sept. Aeon (China) established in Shenzhen City, Guangdong Province, China.

Oct. Zwei listed on the JASDAQ market.

Oct. Aeon launches a campaign to collect donations to help victims of the Niigata-Chuetsu Earthquake and Typhoon Tokage.

Nov. Aeon Co., Ltd. achieves SA8000 certification for its Topvalu supplier management systems and Aeon corporate operations.

Nov. Medical Ikkou listed on the JASDAQ market.

Dec. Certo listed on the JASDAQ market.

Dec. Aeon collects donations to help victims of the tsunami triggered by the Sumatra-Andaman Island Earthquake.

Dec. Aeon Fantasy listed on First Section of the Tokyo Stock Exchange.

2005

Mar. Aeon Co., Ltd. and Carrefour S.A. agree on a strategic business tie-up. Aeon acquires management rights of Carrefour Japan, and changes name to Aeon Marché.

May Aeon Co., Ltd. and home center operator Sunday agree to strengthen their existing business and capital tie-up.

May Aeon Chikusa Shopping Center opened as Aeon's first "Eco Store."

June Aeon Co., Ltd. presents to UNICEF donations for victims of the tsunami triggered by the Sumatra-Andaman Island Earthquake.

Sept. Emergency relief campaigns held for the victims of Hurricane Katrina in the U.S.

Oct. Super Center Operations divided to be succeeded by the newly organized Aeon Supercenter.

Oct. Fundraising campaign for emergency relief for the victims of the Pakistan Earthquake performed.

Oct. Tree-planting in the area surrounding the Mount Lao Dam in Qingdao City, China held.

Nov. Aeon Co. (M) Bhd. opens its first supermarket in Malaysia, J-One Damansara Damai.

Nov. Tree-planting activities performed in tsunami-affected areas of Phuket, Thailand.

Dec. East Japan Railway Company and Aeon Co., Ltd. agree on a comprehensive business tie-up.

Dec. Aeon announces the establishment of a human-resource general training institute for Aeon Welcia Stores.

Dec. Aeon enters business and capital tie-up with Tsuruya Shoe Store.

Dec. Mycal completes corporate rehabilitation seven years ahead of schedule.

2006

Feb. Talbots in the U.S. announces a friendly acquisition of J. Jill Group.

Feb. Celebration of the 15th anniversary of the Aeon Environment Foundation with invited guest, Nobel Peace Prize laureate Wangari Maathai.

Mar. Welcia Kanto merges with Iino.

Mar. SPA-type everyday clothing introduced under Topvalu brand.

Mar. Aeon Co., Ltd. announces its participation in banking business activities.

Mar. Origin Toshu becomes a consolidated subsidiary.

Mar. Aeon Co., Ltd. agrees to introduce a mobile credit payment service, "iD"* with NTT DoCoMo, Inc.

Mar. Six subsidiaries of Aeon Co., Ltd. and four subsidiaries of Mycal were consolidated for the reorganization and reinforcement of Service Operations. Japan Maintenance, Aeon Fantasy, Certo, Gourmet D'Or, and Research Institute For Quality Living become new consolidated companies.

Apr. Sunday becomes a consolidated company.

Apr. Aeon begins collecting donations for the construction of schools in Laos.

May Nafukohasegawa Corporation becomes a consolidated subsidiary of Maxvalu Chubu.

May Diamond City becomes a consolidated subsidiary.

May Aeon Co., Ltd. presents to Indonesian Embassy donations for victims of the Java Indonesia Earthquake.

July Nafukohasegawa Corporation changes name to Maxvalu Nagoya.

July Aeon Co., Ltd. and Yamaya establish the joint-venture import company, Cordon Vert.

July Aeon Co., Ltd. and Belc establish business and capital tie-up.

Sept. New Mycal store opens for the first time in five years and nine months.

Sept. Sunday and Joy, home center chain in Yamagata, establish business and capital tie-up.

Sept. JAPAN POST and Aeon Co., Ltd. agree on a comprehensive business tie-up.

Oct. The second tree-planting project in Qingdao and a workshop about a Chinese historical figure, Jofuku, held both in China.

Nov. Aeon Co., Ltd. issues 70 million shares through a public offering.

Nov. Tree-planting project performed in Kenya.

Nov. Sales of seafood certified by the Marine Stewardship Council (MSC) begins. Aeon Co., Ltd. becomes the first retail company in Japan to acquire MSC-CoC Certification.

Dec. Aeon Co., Ltd. issues 4,591,300 shares through third-party allocation of shares.

Dec. Aeon Co., Ltd. completes license agreement with Walt Disney Japan, and begins sales of original products with Disney characters.

2007

Jan. A new method to reduce checkout bag consumption tried at Jusco Higashiyama-Nijo Store.

Feb. Aeon stores accept electronic payments called "iD™" using mobile phones developed by NTT DoCoMo, Inc. and "Suica"* cards from East Japan Railway Company after becoming the first company in Japan to install shared infrastructure for both of these payment systems.

Feb. Aeon takes over Joy-Copain and establishes a new company, Aeon Bakery Systems.

Feb. Aeon introduces a new human resource management system, under which employment for all employees is extended to age of 65.

Mar. Aeon Co., Ltd., The Daiei, Inc., and Marubeni Corporation agree on capital and business partnership. Part of the Daiei's shareholding in The Maruetsu, Inc. is transferred to Aeon.

Mar. Aeon collects donations for emergency assistance to victims of the 2007 Noto Peninsula Earthquake.

Apr. Aeon Co., Ltd. and Posfūl agree to split off Aeon's general retailing operations in Hokkaido and transfer them to Posfūl.

Apr. Aeon Co., Ltd. becomes the first company in the general retailing industry to sign an agreement with the Japanese Ministry of the Environment concerning initiatives toward the establishment of a recycling-oriented society.

Apr. Aeon Co., Ltd. acquires private placement of shares in Posfūl, which becomes a subsidiary.

Apr. Aeon launches its own branded e-money system, Waon.

Apr. East Japan Railway Company and the Aeon Environment Foundation plant trees on the Akita Shimohama Coast.

May Aeon donates funds collected by Aeon companies to assist victims of an earthquake that struck the Noto Peninsula in the Hokuriku region.

May Three new preparatory companies are established to take over private-brand product development, demand aggregation and supply chain management from Aeon Co., Ltd.

June Aeon Stores (Hong Kong) and Aeon Credit Service (Asia) plant trees to commemorate the 20th anniversary of the commencement of business operations in Hong Kong.

July The Aeon Environment Foundation and the Beijing Municipal People's Government implement a tree-planting project along the Great Wall of China at Badaling in Yanqing County, Beijing.

July Aeon Co., Ltd., Maruetsu, and Marubeni Corporation agree to form a business alliance.

July Aeon donates funds to UNICEF to support school construction in Laos.

Aug. Diamond City merges with Aeon Mall.
Mycalkyushu merges with Aeon Kyushu.

Aug. Aeon donates funds collected by Aeon companies to assist victims of an offshore earthquake that struck the Niigata-Chuetsu region.

Oct. Aeon Bank is granted a banking license by the Financial Services Agency.

Oct. Aeon Co., Ltd. and Japan Airlines agree to form a business alliance.

Oct. Agreement is reached on business alliance between Aeon Co., Ltd. and SIIC Shanghai (Holdings) Co., Ltd.

Oct. Aeon Bank increased capital through a third-party allotment of new shares and was reorganized as an equity method associated company.

Nov. The Aeon 1% Club and Sophia University open the Preah Norodom Sihanouk Angkor Museum near the Angkor Wat World Heritage site.

Nov. The Aeon 1% Club welcomes 20 high school students from Vietnam to Japan under the "Teenage Ambassador" program.

Nov. Aeon Co., Ltd. establishes Beijing Aeon in the capital of the People's Republic of China.

Nov. The Aeon 1% Club donates emergency relief funds to the Embassy of Bangladesh to assist victims of a devastating cyclone.

Nov. Aeon Co., Ltd. and SANYO Electric Co., Ltd. agree to collaborate on the development of electrical appliances for the Topvalu private brand goods.

Dec. Aeon Co., Ltd. and Aeon Forest establish Aeon Body with the aim of creating a new business format combining retail operations and services relating to health and beauty.

Dec. Kohyo becomes a subsidiary of Aeon Co., Ltd. as a result of a share transfer.

2008

Feb. Aeon and Sumitomo Mitsui Card Co., Ltd. agree to form a business alliance.

Feb. Aeon Co., Ltd., Aeon Credit Service and Aeon Mall establish Aeon Insurance Service to integrate their insurance agency activities.

Mar. Aeon Co., Ltd., NTT DoCoMo, Inc., East Japan Railway Company, and West Japan Railway Company expand their e-money systems (Waon, iD™, Suica, ICOCA*) nationwide.

Mar. The Aeon Environment Foundation and Aeon donate funds raised through the "Save the Panda" Christmas wrapping campaign to the China Conservation and Research Center for the Giant Panda in Sichuan Province.

Mar. Aeon becomes the first Japanese retail organization to establish specific numerical targets for the reduction of CO_2 emissions with the adoption of the Aeon Manifesto on the Prevention of Global Warming.

Apr. Joy merges with Maxvalu Hokkaido.

Apr. Aeon Co., Ltd. signs an absorption-type split agreement transferring its supermarket operations in the Kyoto-Osaka-Kobe areas of the Kinki region to its consolidated subsidiary, Kohyo.

Apr. The Aeon Environment Foundation and the Beijing Municipal People's Government implement a tree-planting project along the Great Wall of China at Badaling in Yanqing County, Beijing.

Apr. Aeon resumes sales of American beef.

May The Aeon 1% Club donates emergency relief funds to the Embassy of the Union of Myanmar to assist victims of the major cyclone that struck central and southern Myanmar.

May CFS Corporation and Aeon Co., Ltd. sign a business and capital tie-up agreement.

May Tsuruya Shoe Store, Nustep and Aeon Co., Ltd. sign a basic agreement on a merger between Tsuruya Shoe Store and Nustep with Tsuruya Shoe Store as the surviving company.

May Aeon donates emergency relief funds to assist victims of the earthquake in China's Sichuan Province.

*"iD™" is a registered trademark of NTT DoCoMo, Inc.
*"ICOCA" is a registered trademark of West Japan Railway Company
*"Suica" is a registered trademark of East Japan Railway Company

Major group companies (as of Feb. 20, 2008)

General Merchandise Stores (GMS)
- **ÆON CO., LTD.**
- * **ÆON Hokkaido Corporation**
- * **AEON Stores (Hong Kong) Co., Ltd.**
- * **AEON Co. (M) Bhd.**
- * **ÆON KYUSHU CO., LTD.**
- * ÆON Marché Co., Ltd.
- * MYCAL CORPORATION
- * RYUKYU JUSCO CO., LTD.
- * AEON (China) Co., Ltd.
- * Beijing AEON Co., Ltd.
- * Guangdong JUSCO Teem Stores Co., Ltd.
- * Qingdao AEON Dongtai Co., Ltd.
- * Shenzhen AEON Friendship Co., Ltd.
- * Taiwan AEON Stores Co., Ltd.

Supermarkets
- **The Maruetsu, Inc.**
- **Inageya Co., Ltd.**
- **KASUMI CO., LTD.**
- * **Maxvalu Chubu Co., Ltd.**
- * **Maxvalu Nishinihon Co., Ltd.**
- * **Maxvalu Tohoku Co., Ltd.**
- * **Maxvalu Tokai Co., Ltd.**
- **Belc CO., LTD.**
- * **Maxvalu Hokkaido Co., Ltd.**
- * KOHYO CO., LTD.
- * Maxvalu Kyushu Co., Ltd.
- * JOY CO., LTD.
- * AEON (Thailand) CO., LTD.

Convenience stores
- * **MINISTOP CO., LTD.**

Drugstores
- CFS Corporation
- WELCIA KANTO CO., LTD.
- Terashima Co., Ltd.
- Medical Ikkou Co., Ltd.
- Welpark Co., Ltd.
- Kraft Holdings Inc.
- * TAKIYA Co., Ltd.

Other retail stores
- * **SUNDAY CO., LTD.**
- * ÆON SUPERCENTER CO., LTD.
- * JOY Co., Ltd.
- * Bon Belta Co., Ltd.

Specialty stores
- * **The Talbots, Inc.**
- **Taka:Q Co., Ltd.**
- **YAMAYA CORP.**
- **TSURUYA SHOE STORE Co., Ltd.**
- * **COX CO., LTD.**
- * **BLUE GRASS Co., Ltd.**
- * Abilities Jusco Co., Ltd.
- * ÆON FOREST CO., LTD.
- * ÆON Bakery Systems Co., Ltd.
- * ORIGIN TOSHU CO., LTD.
- Claire's Nippon Co., Ltd.
- * Talbots Japan Co., Ltd.
- * NUSTEP CO., LTD.
- * PETCITY CO., LTD.
- * MYCAL CANTEVOLE Co., Ltd.
- * MIRAIYA SHOTEN CO., LTD.
- * Mega Sports Co., Ltd.
- * MEGA PETRO Co., Ltd.
- * LAURA ASHLEY JAPAN CO., LTD.

SC development operations
- * **ÆON Mall Co., Ltd.**
- LOC DEVELOPMENT CO., LTD.

Financial services
- * **ÆON CREDIT SERVICE CO., LTD.**
- * **AEON CREDIT SERVICE (ASIA) CO., LTD.**
- * **AEON THANA SINSAP (THAILAND) PLC.**
- * **AEON CREDIT SERVICE (M) BERHAD**
- ÆON BANK, LTD.
- * A·C·S CREDIT MANAGEMENT CO., LTD.
- * N·C·S KOSAN CO., LTD.
- * AEON CREDIT CARD (TAIWAN) CO., LTD.
- * AEON CREDIT GUARANTEE (CHINA) CO., LTD.
- * AEON CREDIT SERVICE (TAIWAN) CO., LTD.
- * AEON INFORMATION SERVICE (SHENZHEN) CO., LTD.
- * PT.AEON CREDIT SERVICE INDONESIA

Services
- * **ÆON DELIGHT CO., LTD.**
- * **ÆON Fantasy Co., Ltd.**
- * **ZWEI CO., LTD.**
- * **CERTO Corporation**
- * ÆON CINEMAS CO., LTD.
- ÆON Demonstration Service Inc.
- * ÆON BODY Co., Ltd.
- * JUSVEL CO., LTD.
- * Research Institute For Quality Living Co., Ltd.
- * Reform Studio Co., Ltd.
- Warner Mycal Corporation

Food services
- * ÆON Eaheart Co., LTD.

Merchandise procurement and food-processing operations
- * AIC Inc.
- * AEON GLOBAL SCM CO., LTD.
- * AEON GLOBAL MERCHANDISING CO., LTD.
- * AEON TOPVALU CO., LTD.
- * Cordon Vert CO., LTD.
- * DELICA SYOKUHIN CO., LTD.
- * Food Supply Jusco Co., Ltd.
- * Tasmania Feedlot Pty. Ltd.

E-commerce businesses
- * AEON VISTY CO., LTD.

*Consolidated subsidiaries.
Listed companies are shown in bold print.

- ÆON 1% Club
- ÆON Environment Foundation
- The Cultural Foundation of Okada

Shareholder information

Head Office: 1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba
261-8515, Japan
Tel: 81-(43)-212-6042
Fax: 81-(43)-212-6849
Homepage: http://www.aeon.info

Capital Stock: ¥199,054 million (800,446,214 shares)

Shareholders' Meeting: May 15, 2008

Stock Exchange Listing: Tokyo Stock Exchange

Transfer Agent: The Chuo Mitsui Trust and Banking Co., Ltd.
33-1, Shiba 3-chome, Minato-ku, Tokyo
105-8574, Japan

Independent Auditors: Deloitte Touche Tohmatsu
MS Shibaura Bldg.,
13-23, Shibaura
4-chome, Minato-ku, Tokyo
108-8530, Japan

ÆON

Planting Seeds of Growth
We are ÆON

ÆON CO., LTD.
1-5-1 Nakase, Mihama-ku, Chiba-shi, Chiba 261-8515, Japan
Tel: 81-(43)-212-6042 Fax: 81-(43)-212-6849
Homepage: http://www.aeon.info/

printed in Japan

RECEIVED

2008 SEP 10 P 12: 45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 8, 2008

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: ÆON Co., Ltd.
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Dear Sir. / Madam

We, AEON Co., Ltd., a joint stock corporation incorporated under the laws of Japan, obtained exceptive relief from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 available to foreign private issuers pursuant to Rule 12g3-2(b) (the "Exceptive Rule") on August 5, 2004, and we hereby furnish the following information to the Securities and Exchange Commission in order to maintain the status of the Exceptive Relief.

The following lists are the information that we have disclosed since March 17, 2008 to August 8, 2008. The item 1, 2, 3, 4, 5, and 6, which we have distribute to our shareholders, are attached as ANNEX B, and ANNEX C.

ANNEX B.

1. Brief Statement of Financial Results of the Fiscal Year ended February 2008.
2. Brief Statement of Financial Results of the Fiscal Year for first quarter ended February 2009.
3. Balance Sheet <AEON>.
4. Consolidated Balance Sheet.
5. Press Release.

ANNEX C

6. Annual Report 2008.

In the event that any questions should arise in connection with this matter, please contact Hiromoto Hiramatu in Finance and Accounting Division at h_hiramatu@aeon.biz .

Thank you very much for your attention and co-operation.

Yours sincerely,

Hideki Wakabayashi
Vice President
Corporate Finance
AEON Co., Ltd.

April 7, 2008

Brief Statement of Financial Results for the Fiscal Year ended February 2008

Name of the Listed Company: AEON Co., Ltd.
Securities Exchange where Listed: The First Section of Tokyo Securities Exchange

Security Code Number: 8267
Location of Head Office: Chiba-pref.
URL: http://www.aeon.info
Representative: Motoya Okada, Director and Representative Executive Officer
For Inquiries: Yuiken Tsutsumi, Vice President (Corporate Communications Department)
Telephone: +81-43-212-6042 (Pilot Number)
US GAAP: Not applicable

1. Consolidated Earnings of Fiscal Year ended February 2008 (February 21, 2007 ~ February 20, 2008)

(1) Consolidated Operating Result

	Operating revenue	Operating Income	Ordinary Income
	Millions of Yen (%)	Millions of Yen (%)	Millions of Yen (%)
FYE February 2008	5,167,366 (7.1)	156,040 (△17.8)	166,326 (△11.7)
FYE February 2007	4,824,775 (8.9)	189,728 (14.2)	188,303 (7.0)

	Net Income	Net Income per Share	Net Income per Share after adjustment of potential shares
	Millions of yen (%)	Yen	Yen
FYE February 2008	43,932 (△2.8)	55.75	55.75
FYE February 2007	57,656	77.31	77.30

	Return on Equity(ROE)	Ordinary Income to Total Assets (ROA)	Ratio of Ordinary Income from Operating Income
	%	%	%
FYE February 2008	4.9	4.7	3.2
FYE February 2007	7.3	5.8	3.9

(Reference) Equity Method Investment Profit and Loss:

Fiscal Year ended February 2008 △548 (millions of yen)

Fiscal Year ended February 2007 △5,226 (millions of yen)

(2) Consolidated Financial Condition

	Total Assets	Equity	Equity Ratio	Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
FYE February 2008	3,591,406	1,167,477	24.2	1,136.73
FYE February 2007	3,534,346	1,200,783	25.8	1,141.40

(Reference) Owners' Equity

Fiscal Year ended February 2008 869,746(Millions of Yen)

Fiscal Year ended February 2007 912,638(Millions of Yen)

(3) Conditions of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalents
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
FYE February 2008	201,978	△295,471	△139,007	159,744
FYE February 2007	141,644	△364,248	314,348	382,851

2. Condition of Dividends

	Dividend per share			Total annual dividends	Consolidated Payout Ratio	Consolidated dividends as percentage of equity per share
	Interim	Term-end	Whole Fiscal Year			
	Yen	Yen	Yen	Million of Yen	%	%
February 2007	-	15.00	15.00	11,994	19.4	1.4
February 2008	-		17.00	13,008	30.5	1.5
February 2008(forecast)		17.00	17.00		89.5~121.4	

3. Forecast of consolidated Earnings Fiscal Year ending February 2009 (Feb 21, 2008-Feb 20, 2009)

	Operating revenue	Operating Income	Ordinary Income	Net Income	Net Income per share
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen	Yen
Whole Fiscal Year	5,400,000 over	165,000~ 175,000	165,000~ 175,000	11,000~ 15,000	14~19

4.Others

(1) Translation Omitted

(2) Translation Omitted

(3)Number of Shares Outstanding

①Number of Shares Outstanding on term end (including Treasury stocks)

Fiscal Year ended 2008 800,446,214 shares

Fiscal Year ended 2007 800,208,044 shares

②Treasury stocks on term end

Fiscal Year ended 2008 35,312,828 shares

Fiscal Year ended 2007 633,550 shares

Operating Result

(1) Operating Result for the current period

Consolidated Result	FYE Feb. 2008 (Current period)	FYE Feb. 2007	FYE Feb. 2006	FYE Feb. 2005
Operating revenue (Millions of Yen)	5,167,366	4,824,775	4,430,285	4,195,843
Operating Income (Millions of Yen)	156,040	189,728	166,105	146,777
Ordinary Income (Millions of Yen)	166,326	188,303	175,989	156,099
Net Income or Net Loss (△) for the current period (Millions of Yen)	43,932	57,656	28,932	62,066

(Translation Omitted)

Status of each business segment	Operating revenue	Compared to Same Previous Period	Operating Income	Compared to Same Previous Period
Type of Segment	Millions of Yen	%	Millions of Yen	%
GMS	4,133,688	107.7	69,341	92.2
Special Store	639,881	105.0	△556	-
Development	141,940	111.8	35,832	93.0
Service and Others	735,504	111.0	51,740	84.0
Total	5,651,014	107.9	156,357	81.6
Elimination of Intra-Company Transaction	△483,648	-	△316	-
Consolidated	5,167,366	107.1	156,040	82.2

GMS (GMS, Supermarkets, Convenience Stores, Department stores and others)

Special Store (Women's apparel and accessories, Family casual fashions, Health and beauty, and other special stores)

Development (Shopping center Development, and Property management services)

Service and Others (Finance, Amusement, Food service, Facility management service, Merchandise operation, and others)

① Status of Consolidated Operation Result

[Translation Omitted]

<Scrap and Build>

[Translation Omitted]

<Seeking of Group Synergy>

[Translation Omitted]

<Reconstruction and merger of Group business>

[Translation Omitted]

<Equity and operational alliance>

[Translation Omitted]

<New Business>

[Translation Omitted]

[Translation Omitted]

② Status of each Operation

[GMS]

(GMS)

[Translation Omitted]

(Supermarket)

[Translation Omitted]

(GMS in Asia and China)

[Translation Omitted]

[Special Store Operations]

[Translation Omitted]

[Development Operations]

[Translation Omitted]

[Service Operations]

[Translation Omitted]

③ Forecast of this Fiscal Year

[Translation Omitted]

Forecast of consolidated		Whole FYE February 2009 (Forecast of Whole FYE)	FYE February 2008 (Results of Pervious Period)
Operating revenue	Millions of Yen	5,400,000 over	5,167,366
Operating Income	Millions of Yen	165,000~175,000	156,040
Ordinary Income	Millions of Yen	165,000~175,000	166,326
Net Income	Millions of Yen	11,000~11,000	43,932
Net Income per share	Yen	14~19	55.75
Return On Equity	%	1.3~1.7	4.9
Number of New Stores (Including Non-Consolidated)		Whole FYE February 2009 (Forecast of Whole FYE)	FYE February 2008 (Results of Pervious Period)
GMS	Stores	19	15
Supermarket (SM)	Stores	63	69
Super Center (SuC)	Stores	5	5
Total (Including others)	Stores	107	112

[Translation Omitted]

2. Financial Condition

<Status of Consolidated Assets, Liabilities, and Cash Flows>

(Millions of Yen)

	FYE Feb. 2008	FYE Feb. 2007	FYE Feb. 2006	FYE Feb. 2005
Total Assets	3,591,406	3,534,346	2,928,682	2,752,088
Shareholders' Equity	1,167,477	1,200,783	676,151	632,022
Interest Bearing Debts	1,041,266	1,041,589	857,840	738,833
Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(558,468)	(547,325)	(444,095)	(358,632)
Excluding Interest Bearing Debts for Subsidiary, Aeon Credit Service Group	(482,798)	(494,264)	(413,744)	(380,200)
Ending balance of cash and cash equivalent	159,744	382,851	285,387	274,366
Cash Flow from the Operating Activities	201,978	141,644	137,054	69,089
Cash Flow from the Investing Activities	△295,471	△364,248	△166,793	△125,190
Cash Flow from the Financing Activities	△139,007	314,348	35,785	49,787

※Note
[Translation Omitted]

(Status of Assets and Liabilities of Figures for the Half Year ended)
<Status of Total Assets>
[Translation Omitted]
<Status of Liabilities>
[Translation Omitted)

(Status of Cash Flow of Interim Figures for the Half Year ended)
<Ending balance of cash and cash equivalents>
[Translation Omitted]
<Status of Cash Flow from the Operating Activities>
[Translation Omitted)
<Status of Cash Flow from the Investing Activities>
[Translation Omitted]
<Status of Cash Flow from the Financing Activities>
[Translation Omitted]

3. Basic Policy regarding profit distribution

① Medium and Long Term Policy
[Translation Omitted]
<Dividends>
[Translation Omitted]
<Use of retained earnings>

[Translation Omitted]

② Starts Date for dividends payments FYE Feb, 2008

[Translation Omitted]

③ Dividend forecast for FYE Feb. 2009 (scheduled)

[Translation Omitted]

(Attachment)

Status of Business Group


<<GENERAL MERCHANDISE STORES AND OTHER RETAIL OPERATIONS >>
(GMS)
Consolidated Subsidiaries
AEON Kyushu Co., Ltd.
Ryukyu JUSCO Co., Ltd.
AEON STORES (HONG KONG) CO. LTD.
AEON Co.(M)BHD
MYCAL Corporation
Aeon Marche
Aeon Hokkaido Corporation
+6 others
Equity-MethodAffiliates
Daiei, Inc.
Supply of merchandise
Rendering of service
Supply of merchandise
(Supermarkets)
Consolidated Subsidiaries
Maxvalu Hokkaido Co., Ltd.
Maxvalu Tohoku Co., Ltd.
Maxvalu Tokai Co., Ltd
Maxvalu Chubu Co., Ltd.
Maxvalu Nishinihon Co., Ltd.
Maxvalu Kyushu CO., Ltd
+4 others
Equity-Method Affiliates
Kasumi Co., Ltd.
Maruetsu, Inc
Belc Co, Ltd
(GMS)
AEON Co., Ltd.
(Company That Files the Consolidated Financial Statement)
(Convenience Stores)
Consolidated Subsidiaries
Ministop Co., Ltd.
+2 others
(Other Retail Stores)
Consolidated Subsidiaries
Aeon SuperCenter Co, Ltd(SuC)
Sunday Co., Ltd. (Homecenter)
+2 others
Supply of merchandise
Supply of merchandise
In store branch
Store development and lease
Credit operating consignment
Offering of various services
In store branch
<<Specialty Store Operations>>
Consolidated Subsidiaries
Cox Co., Ltd.
The Talbots, Inc.
Blue Grass Co., Ltd.
Nustep Co., Ltd.
AEON Forest Co., Ltd.
ORIGIN TOSHU Co.,Ltd.
+25 others
Equity-Method Affiliates
Claire's Nippon Co., Ltd.
Medical Ikkou Co., Ltd.
WELCIA KANTO Co, Ltd
Terashima Co.,Ltd.
TAKA-Q Co,Ltd
YAMAYA Co.
TURUYA Co, Ltd
+3 others
<<Development Operations>>
Consolidated Financial Statement Filing Company
AEON Co., Ltd.
Consolidated Subsidiaries
AEON Mall Co., Ltd.
+17 others
Equity-Method Affiliates
Loc Development Co., Ltd
+ 4 others
<<Service and Other Operations>>
Consolidated Subsidiaries
AEON Credit Service Co., Ltd.
AEON Credit Service (Asia) Co., Ltd.
AEON Thana Sinsap (Thailand) Plc. (Finance)
AEON Fantasy Co., Ltd. (Amusement)
Aeon Eaheart Co., Ltd. (Restaurant)
AEON delight Co., Ltd. (Maintenance)
Aic,Inc. (Import and Export and Wholesale trade)
CERTO Corporation
ZWAI Co., LTD.
+51 others
Equity-Method Affiliates
Aeon Bank
+ 8 others

[Footnotes: Translation Omitted]

Management Policy

(1) Basic Management Policy

(2) Medium and Long Term Management Strategy

(3) Dealing with issue

[Translation Omitted]

(4) Other Important management things

① Status of the Implementation of Measures related to Corporate Governance for current interim period

[Translation Omitted]

② Status of implementation of measures for CSR(Corporate Social Responsibility) in current interim period

[Translation Omitted]

③ Others

[Translation Omitted]

Consolidated Financial Statements

Consolidated Balance Sheets

(Millions of yen)

	As of February 20, 2008		As of February 20, 2007	
	Amount	%	Amount	%
Assets				
I Current assets				
1.Cash and time deposits	175,274		398,375	
2.Notes and accounts receivable-trade	357,118		322,989	
3.Marketable securities	7,282		4,478	
4.Merchandise inventories	346,682		322,182	
5.Deferred tax assets	37,432		35,773	
6.Financial loan	503,814		507,115	
7.Other	131,527		112,875	
Allowance for doubtful accounts	(49,201)		(41,681)	
Total current assets	1,509,930	42.1	1,662,107	47.0
II Fixed assets				
1.Property, buildings and equipment				
1) Buildings and structures	786,075		719,892	
2) Furniture and fixtures	120,347		117,775	
3) Land	316,649		282,069	
4) Construction in progress	33,172		22,431	
5) Other	2,459		1,138	
Total property, buildings and equipment	1,258,705	35.0	1,143,307	32.3
2.Intangible fixed assets				
1) Software	28,324		27,036	
2) Goodwill	82,651		—	
3) Consolidation adjustments	—		64,286	
4) Other	28,073		48,951	
Total intangible fixed assets	139,049	3.9	140,273	4.0
3.Investments and other assets				
1) Investment securities	210,633		131,355	
2) Deferred tax assets	52,006		45,583	
3) Fixed leasehold deposits to lessors	355,156		341,785	
4) Deposits for stores in progress	4,433		3,948	
5) Other	79,015		83,761	
Allowance for doubtful accounts	(18,189)		(18,840)	
Total investments and other assets	683,056	19.0	587,593	16.6
Total fixed assets	2,080,810	57.9	1,871,174	52.9
III Deferred assets				
1) Stock issued costs	665		1,063	
Total deferred assets	665	0.0	1,063	0.1
Total assets	3,591,406	100.0	3,534,346	100.0

	As of February 20, 2008		As of February 20, 2007	
	Amount	%	Amount	%
Liabilities				
I Current liabilities				
1. Notes and accounts payable-trade	569,889		517,469	
2. Short-term borrowings	106,363		98,979	
3. Current portion of long-term debt	156,188		143,546	
4. Bonds due within one year	25,410		30,000	
5. Commercial paper	3,000		6,000	
6. Income taxes payable	38,006		57,854	
7. Provision for bonuses	17,216		14,701	
8. Provision for store closing expenses	7,791		3,209	
9. Allowance for point program	5,272		3,776	
10. Current portion of secured and unsecured obligations under reorganization proceedings of subsidiaries	1,904		2,501	
11. Notes payable, construction	102,251		64,563	
12. Current portion of impairment loss on leased property	1,405		1,879	
13. Other	299,059		287,651	
Total current liabilities	1,333,760	37.1	1,232,134	34.9
II Long-term liabilities				
1. Bonds	202,186		198,509	
2. Long-term debt	548,118		564,553	
3. Deferred tax liabilities	6,983		17,046	
4. Liability for employees' retirement benefits	46,830		46,691	
5. Liability for directors' retirement benefits	1,387		1,999	
6. Provision for store closing expenses	9,869		8,794	
7. Provision for contingent liabilities	1,505		1,692	
8. Allowance for loss on refund of interest received	8,540		6,989	
9. Secured and unsecured obligations under reorganization proceedings of subsidiaries	9,845		11,911	
10. Lease deposits from lessees	221,468		209,105	
11. Impairment loss on leased property	2,789		5,121	
12. Other	30,644		29,012	
Total long-term liabilities	1,090,169	30.4	1,101,427	31.1
Total liabilities	2,423,929	67.5	2,333,562	66.0
Net assets				
I Shareholders' equity				
1. Common stock	199,054	5.5	198,791	5.6
2. Capital surplus	264,968	7.4	264,704	7.5
3. Retained earnings	453,399	12.6	419,438	11.9
4. Treasury stock	(61,515)	(1.7)	(848)	(0.0)
Total shareholders' equity	855,906	23.8	882,086	25.0
II Valuation and translation adjustments				

1. Unrealized gain on available-for-sale securities	14,977	0.4	23,547	0.6
2. Deferred gain (loss) on derivatives under hedge accounting	(916)	(0.0)	(135)	(0.0)
3. Foreign currency translation adjustments	(220)	(0.0)	7,139	0.2
Total valuation and translation adjustments	13,839	0.4	30,551	0.8
III Stock acquisition rights	427	0.0	305	0.0
IV Minority interests	297,302	8.3	287,840	8.2
Total net assets	1,167,477	32.5	1,200,783	34.0
Total net assets and liabilities	3,591,406	100.0	3,534,346	100.0

Consolidated Statements of Income

(Millions of yen)

	Year ended February 20, 2008			Year ended February 20, 2007		
	Amount		%	Amount		%
I Net sales		4,650,088	100.0		4,345,308	100.0
II Cost of sales		3,313,381	71.3		3,086,681	71.0
Gross profit on sales		1,336,707	28.7		1,258,626	29.0
III Rental and other revenues		517,277	11.2		479,466	11.0
Gross profit from operating		1,853,985	39.9		1,738,093	40.0
IV Selling, general and administrative expenses						
1. Advertising expense	115,820			101,365		
2. Provision of allowance for doubtful accounts	44,784			41,791		
3. Employees' salaries and bonuses	584,557			535,967		
4. Provision for bonuses	17,216			14,701		
5. Statutory welfare benefit expense	86,603			78,273		
6. Utilities expense	88,136			80,471		
7. Depreciation and amortization	128,659			112,367		
8. Repairs and maintenance expense	97,979			85,179		
9. Rent expense	260,464			245,377		
10. Amortization of goodwill	8,346			—		
11. Other	265,374	1,697,944	36.5	252,868	1,548,365	35.6
Operating income		156,040	3.4		189,728	4.4
V Other income						
1. Interest income	4,110			3,796		
2. Dividend income	1,351			1,201		
3. Amortization of negative goodwill	11,226			—		
4. Amortization of consolidation goodwill	—			3,865		
5. Penalty income from leaving tenants	2,293			1,761		
6. Income from bad debt recovery	2,896			—		
7. Other	6,608	28,486	0.6	8,913	19,539	0.4
VI Other expenses						
1. Interest expense	12,774			10,801		
2. Equity in losses of associated companies	548			5,226		
3. Other	4,877	18,200	0.4	4,935	20,963	0.5
Ordinary income		166,326	3.6		188,303	4.3
VII Extraordinary gains						
1. Gain on sale of property, buildings and equipment	4,979			2,552		
2. Gain on sale of investment securities	8,647			7,955		
3. Gain on change in equity interest	4,805			—		
4. Gain on reversal of allowance for doubtful accounts	3,751			822		
5. Other	18,874	41,058	0.9	5,733	17,064	0.4
VIII Extraordinary losses						
1. Loss on disposal of property, buildings and equipment	4,452			3,061		
2. Impairment loss	46,339			32,804		
3. Valuation loss on investment securities	13,699			—		
4. Provision of allowance for doubtful accounts	356			1,301		
5. Provision of allowance for loss on refund of interest received	—			2,402		

6. Loss related to store closing	5,587			1,386		
7. Provision for store closing expenses	3,051			1,846		
8. Other	9,323	82,810	1.8	8,798	51,602	1.2
Income before income taxes and minority interests		124,575	2.7		153,765	3.5
Income taxes						
Current	63,249			82,934		
Deferred	(6,638)	56,611	1.3	(21,156)	61,778	1.4
Minority interests		24,031	0.5		34,331	0.8
Net income		43,932	0.9		57,656	1.3

Consolidated Statements of Changes in Shareholders' Equity

Year ended February 20, 2008 (February 21, 2007, to February 20, 2008)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 20, 2007	198,791	264,704	419,438	(848)	882,086
Changes during period					
Cash dividends			(11,994)		(11,994)
Net income			43,932		43,932
Issuance of common stock	263	263			526
Purchase of treasury stock				(60,687)	(60,687)
Disposal of treasury stock		0		20	21
Increase in retained earnings due to adoption of US accounting standards by subsidiaries in the US			2,022		2,022
Net change in items other than shareholders' equity during period					
Total changes during period	263	263	33,960	(60,667)	(26,179)
Balance as of February 20, 2008	199,054	264,968	453,399	(61,515)	855,906

	Valuation and translation adjustments						
	Unrealized gain on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance as of February 20, 2007	23,547	(135)	7,139	30,551	305	287,840	1,200,783
Changes during period							
Cash dividends							(11,994)
Net income							43,932
Issuance of common stock							526
Purchase of treasury stock							(60,687)
Disposal of treasury stock							21
Increase in retained earnings due to adoption of US accounting standards by subsidiaries in the US							2,022
Net change in items other than shareholders' equity during period	(8,570)	(781)	(7,360)	(16,711)	122	9,462	(7,126)
Total changes during period	(8,570)	(781)	(7,360)	(16,711)	122	9,462	(33,306)
Balance as of February 20, 2008	14,977	(916)	(220)	13,839	427	297,302	1,167,477

Consolidated Statements of Cash flows

(Millions of yen)

		Year ended February 20, 2008	Year ended February 20, 2007
I	Cash flows from operating activities		
	Income before income taxes and minority interests	124,575	153,765
	Depreciation and amortization	134,457	122,663
	Amortization of goodwill	8,346	—
	Amortization of negative goodwill	(11,226)	—
	Amortization of consolidation goodwill	—	(3,865)
	Increase in allowance for doubtful accounts	40,257	39,648
	Increase in allowance for loss on refund of interest received	1,551	5,335
	Increase in provision for bonuses	3,699	2,247
	Increase in liabilities for retirement benefits	3,674	7,748
	Increase (decrease) in provision for store closing expenses	1,123	(3,956)
	Interest and dividend income	(5,461)	(4,998)
	Interest expense	12,774	10,801
	Foreign exchange loss (gain) - net	622	(2)
	Equity in losses of associated companies	548	5,226
	Gain on sales of property, buildings and equipment	(4,979)	(2,552)
	Loss on disposals and sales of property, buildings and equipment	5,830	5,663
	Impairment losses	46,339	32,804
	Gain on change in equity interest	(4,805)	—
	Net gain (loss) on sales of securities	(8,648)	(7,950)
	Valuation loss on investment securities	13,699	—
	Increase in notes and accounts receivable - trade	(44,140)	(72,445)
	Increase in merchandise inventories	(17,314)	(23,825)
	Increase in financial loan receivable	(44,311)	(76,497)
	Increase in notes and accounts payable - trade	42,583	8,212
	Other assets and liabilities	(12,903)	17,962
	Other – net	1,006	7,579
	Sub total	287,300	223,563
	Interest and dividends received	4,942	4,527
	Interest paid	(12,425)	(11,028)
	Income taxes paid	(79,766)	(75,417)
	Net cash provided (used in) operating activities	200,050	141,644

(Millions of yen)

	Year ended February 20, 2008 Amount	Year ended February 20, 2007 Amount
II Cash flows from investing activities		
Purchase of marketable securities	(6,685)	(3,205)
Proceeds from sales of marketable securities	4,893	8,155
Purchase of property, buildings and equipment	(270,505)	(244,892)
Proceeds from sales of property, buildings and equipment	50,759	25,464
Purchase of investment securities	(97,930)	(11,601)
Proceeds from sales of investment securities	11,028	12,241
Proceeds from redemption of preferred securities and government bonds	8,000	—
Cash paid in conjunction with the purchases of consolidated subsidiaries	(9,517)	(169,517)
Cash received in conjunction with the purchases of consolidated subsidiaries	8,068	969
Payments for fixed leasehold deposits to lessors	(25,716)	(25,823)
Collection of fixed leasehold deposits to lessors	28,502	25,236
Proceeds from lease deposits from lessees	25,184	36,195
Repayments of lease deposits from lessees	(17,066)	(18,083)
Other - net	(298)	613
Net cash provided (used in) investing activities	(291,283)	(364,248)
III Cash flows from financing activities		
Net decrease in short-term borrowings and commercial paper	(2,464)	(16,215)
Proceeds from long-term debt	118,343	230,063
Repayments of long-term debt	(147,408)	(115,980)
Proceeds from issuance of bonds	25,134	53,583
Payments for redemption of bonds	(45,950)	(20,000)
Proceeds from issuance of common stock	526	193,096
Repayments of secured and unsecured obligations under reorganization proceedings of subsidiaries	(2,807)	(2,951)
Purchase of treasury stock	(60,687)	—
Proceeds from issuance of subsidiaries' stock to minority shareholders	2,398	737
Repurchase of subsidiaries' stock from minority shareholders	(1,427)	(233)
Dividends paid to shareholders	(11,994)	(10,872)
Dividends paid to minority shareholders	(9,539)	(8,284)
Other - net	(5,388)	11,407
Net cash provided (used in) financing activities	(141,266)	314,348
IV Foreign currency translation adjustments on cash and cash equivalents	9,898	2,399
V Net increase (decrease) in cash and cash equivalents	(222,601)	94,143
VI Cash and cash equivalents, beginning of year	382,851	285,387
VII Increase (decrease) in cash and cash equivalents due to change in scope of consolidation	(504)	3,320
VIII Cash and cash equivalents, end of year	159,744	382,851

RECEIVED
2008 SEP 10 P 12:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NON-CONSOLIDATED BALANCE SHEET

(unit: millions of yen)

Item	Non-Consolidated Fiscal Year End (Febraruy 20, 2008)		Previous Non-Consolidated Fiscal Year End (February 20, 2007)	
	Amount	Ratio	Amount	Ratio
(Assets)		%		%
I Current Assets				
1 Cash and time deposits	21,210		220,084	
2 Notes receivable	460		486	
3 Account Receivable	27,944		16,534	
4 Marketable securities	565			
5 Goods	125,020		120,136	
6 Supplies	488		362	
7 Prepaid expenses	2,781		2,632	
8 Short term loan of affiliates	805			
9 Deferred tax assets	7,749		8,815	
10 Account recevable - other	38,764		27,575	
11 Fixed leasehold deposits to lessors within 1 y	5,465		5,746	
12 Other	9,008		7,764	
Allowance for doubtful accounts	? 214		? 233	
Total Current Assets	240,048	17.9	409,907	29.7
II Fixed Assets				
(1) Property, bulidings and equipment				
1 Buildings	272,909		242,374	
2 Structures	23,374		21,616	
3 Vehicles and delivery equipment	4		9	
4 Furnirture and fixtures	25,648		25,911	
5 Land	109,120		92,093	
6 Construction in progress	21,203		12,041	
Total property, buildings and equipment	452,261	33.7	394,047	28.6
(2) Intangible Fixed Assets				
1 Lnad lease rights	98		101	
2 Trademark	408		397	
3 Software	12,538		13,455	
4 House lease rights	366		390	
5 Telephone subscription rights	203		206	
6 Others	517		605	
Total Intangible Fixed Assets	14,133	1.1	15,156	1.1
(3) Investments and other assets				
1 Investment securities	71,259		77,043	
2 Shares of affiliates	359,681		282,502	
3 Capital contribution	13		13	
4 Capital contribution of affiliates	2,232		1,325	
5 Long-term loans	137		158	
6 Long-term loans of affiliates	500			
7 Fixed account receivable	11,971		16,347	
8 Long-term prepaid expenses	24,531		23,482	
9 Deferred tax assets	23,250		21,871	
10 Fixed leasehold deposits to lessors	152,804		155,618	
11 Deposits for stores in progress	1,764		1,161	
12 Others	2,544		1,461	
Allowance for doubtful accounts	? 17,253		? 23,207	
Total investment and other assets	633,437	47.2	557,777	40.6
Total fixed assets	1,099,832	82.0	966,981	76.9
III Deferred Assets				
1 Stock issued costs	665		1,063	
Total Deferred Assets	665	0.1	1,063	0.0
Total of Assets	1,340,546	100.0	1,377,952	100.0

Item	Non-Consolidated Fiscal Year End (Febraruy 20, 2008)		Previous Non-Consolidated Fiscal Year End (February 20, 2007)	
	Amount	Ratio	Amount	Ratio
(Liabilities)		%		%
I Current Liabilities				
1 Notes payable	27,196		23,582	
2 Accounts payable	170,773		162,767	
3 Short-term borrowings	400		-	
4 Curernt portion of long-term debt	17,048		16,047	
5 Bonds due within one year	5,000		20,000	
6 Account payable-other	26,873		23,958	
7 Accrued expenses payable	25,724		25,018	
8 Income taxes payable	8,115		19,579	
9 Consumption taxes payable	2,088		3,013	
10 Unearned revenue	2,295		2,039	
11 Deposit received	123,074		100,621	
12 Current portion of impairment loss on leased property	8,280		6,301	
13 Allowance for point program	109		-	
14 Provision for store closing expenses	2,502		1,923	
15 Note payable, Construction	61,385		38,451	
16 Gift certificate	18,607		16,913	
17 others	16,371		6,399	
Total Current Liabilities	515,846	38.5	466,617	33.9
II Fixed Liabilities				
1 Bonds	86,000		91,000	
2 Long-term debt	69,186		71,722	
3 Liability for employees' retirement benefits	13,880		11,558	
4 Allowance for losses on investments and others	2,329		8,124	
5 Provision for store closing expenses	553		115	
6 Provision for contingent liabilities	1,323		1,692	
7 Lease deposits from lessees	95,788		95,754	
8 Others	3,110		2,023	
Total Fixed Liabilities	272,172	20.3	281,994	20.4
Total of Liabilities	788,019	58.8	748,611	54.3
(Equity)				
I Shareholder's Equity				
1 Common Stock	199,054	14.9	198,791	14.4
2 Capital surplus				
(1) Additional paid-in capital	264,963	19.8	264,700	19.2
(2) Other capital surplus	4		4	
3 Retained earnings				
(1) Legal reserve	11,770		11,770	
(2) Other retained earnings	125,282		134,454	
4 Treasury Stock-at cost	? 61,462	? 4.6	? 777	0
Total of Shareholders' Capital	539,611	40.3	608,944	44.2
II Valuation and translation adjustments				
1 Unrealized gain on available-for-sale securities	12,965		20,240	
2 Deferred gain on derivatives under hedge accounting	? 478		? 149	
Total valuation and translation adjustments	12,486	0.9	20,091	1.5
III Stock acquisition rights	427	0.0	305	0
Total of equity	552,526	41.2	629,340	45.7
Total of Liabilities and Equity	134,546	100.0	1,377,952	100.0

Non-CONSOLIDATED PROFIT AND LOSS STATEMENTS

Item	This Fiscal Year (February 21, 2007 - February 20, 2008) Amount		Ratio	Previous Fiscal Year (February 21, 2006 - February 20, 2007) Amount		Ratio
			%			%
I Net sales		1,927,220	100.0		1,836,255	100.0
II Cost of sales						
Begginig balance of Inventories	120,136			114,916		
Purchase	1,450,843			1,360,182		
Total	1,570,980			1,475,098		
	6,912			1,478		
Ending balance of Inventories	125,020	1,439,048	74.7	120,136	1,353,484	73.7
Gross profit on sales		488,172	25.3		482,771	26.3
III Rental and other revenues						
Gain on leased assets	103,196			90,310		
Gain on selling and underwriting fee	38,295	141,491	7.4	33,699	124,009	6.7
Gross profit		629,664	32.7		606,781	33.0
IV Selling, general and administrative expenses						
Advertizing expense	36,793			34,361		
Provision of allowance for doubtful accounts	52			40		
Employees' salaries and bonuses	208,300			205,528		
Provision for bonuses	8,280			6,301		
Statutory welfare benefit expense	32,348			31,984		
Utilities expense	32,887			32,113		
Depreciation and amortization	45,307			43,337		
Repairs and maintenance expense	39,056			37,708		
Rent expense	110,922			102,631		
Others	83,996	597,946	31.0	79,197	573,204	31.2
Operating Income		31,718	1.7		33,576	1.8
V Non-operating income						
Interest income	1,241			912		
Dividend income	19,734			12,617		
Others	3,771	24,747	1.3	3,956	17,486	1.0
VI Non-operating expenses						
Interest expense (excluding bond coupons)	2,318			1,801		
Interest expense (bond coupons only)	2,473			2,236		
Provision of allownace for doubtful accounts	19			23		
Provision for contingent losses	-			121		
Others	2,119	6,930	0.4	2,833	7,017	0.4
Ordinary Income		49,534	2.6		44,045	2.4
VII Extraordinary profit						
Gain on cancellation compensation	3,407					
Gain on sales of affiliated company's securities	2,982			20,892		
Gain on reversal of allowance for doubtful accounts	2,494			-		
Gain on sales of Investment securities	2,350			6,116		
Gain on sales of property, buildings and equipment	2,159			-		
Others	5,067	18,462	0.9	2,887	29,896	1.6
VIII Extraordinary loss						
Loss revaluation of affiliated company's securities	35,897			-		
Impairment loss	7,420			20,914		
Provision for store closing expenses	1,941			-		
Loss provision for investment	-			5,865		
Others	2,869	48,129	2.5	5,463	32,243	1.7
Income before tax		19,868	1.0		41,698	2.3
Corporation and other taxes	11,322			20,922		
Adjustments of corporation and other taxes	5,723	17,045	0.9	△ 3,675	17,246	1.0
Net Income		2,821	0.1		24,452	1.3

Nonconsolidated Statement of changes in equity

	Shareholders equity								
	Common Stock	Capital surpulus			Retained earnings			Treasury stocks	Total shareholders equity
		Additional paid-in capital	Other capital surpulus	Total Capital surpulus	Regal reserve	Other retained earnings	Total retained earnings		
Closing balance at Feb. 20th, 2006	101,798	167,707	3	167,710	11,770	120,875	132,645	△ 763	401,390
Variance(in this period)									
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)						-	-		-
Items appropriated out of earnings by the board of directors in April 2006(note3)						△ 10,872	△ 10,872		△ 10,872
Reserve for special depreciation related to the business year under review						-	-		-
Reversal of reserves for special depreciation related to the business year under review						-	-		-
Reserve for asset-reduction entry related to the business year under review						-	-		-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-		-
Reserve for special asset-reduction entry account related to the buisness year under review						-	-		-
Reversal of reserve for special asset-reduction entry account related to the business year under						-	-		-
Net income						24,452	24,452		24,452
Issue of new common stocks	96,992	96,992		96,992					193,985
Purchases of treasury stocks								△ 14	△ 14
Disposal of treasury stocks			0	0				1	2
Other variance(in this period)									
Total of variance	96,992	96,992	0	96,993	-	13,579	13,579	△ 13	207,553
Closing balance at Feb. 20th, 2007	198,791	264,700	4	264,704	11,770	134,455	146,225	△ 777	608,944

	Assessment and Reduction's balance			Stock acquisition rights	Total of equity
	Balance of Market Securities' Assessment	Profit or loss of roll over hedge	Total of Assessment and Reduction's balance		
Closing balance at Feb. 20th, 2006	23,673	-	23,673	-	425,064
Variance(in this period)					
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)					-
Items appropriated out of earnings by the board of directors in April 2006(note3)					△ 10,872
Reserve for special depreciation related to the business year under review					-
Reversal of reserves for special depreciation related to the business year under review					-
Reserve for asset-reduction entry related to the business year under review					-
Reversal of reserve for asset-reduction entry related to the business year under review					-
Reserve for special asset-reduction entry account related to the buisness year under review					-
Reversal of reserve for special asset-reduction entry account related to the business year under					-
Net income					24,452
Issue of new common stocks					193,985
Purchases of treasury stocks					△ 14
Disposal of treasury stocks					2
Other variance(in this period)	△ 3,432	△ 149	△ 3,582	305	△ 3,276
Total of variance	△ 3,432	△ 149	△ 3,582	305	204,276
Closing balance at Feb. 20th, 2007	20,240	△ 149	20,091	305	629,340

	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Closing balance at Feb. 20th, 2006	961	9,329	361	98,500	11,723	120,875
Variance(in this period)						
Reversal of voluntary reserves from earnings appropriated by the board of directors in April 2006(note2)	△ 291	△ 404	△ 361		1,057	-
Items appropriated out of earnings by the board of directors in April 2006(note3)	209	361	2		△ 11,446	△ 10,872
Reserve for special depreciation related to the business year under review	240				△ 240	-
Reversal of reserves for special depreciation related to the business year under review	△ 286				286	-
Reserve for asset-reduction entry related to the business year under review		71			△ 71	-
Reversal of reserve for asset-reduction entry related to the business year under review		△ 654			654	-
Reserve for special asset-reduction entry account related to the buisness year under review			61		△ 61	-
Reversal of reserve for special asset-reduction entry account related to the business year under			△ 64		64	-
Net income					24,452	24,452
Issue of new common stocks						
Purchases of treasury stocks						
Disposal of treasury stocks						
Other variance(in this period)						
Total of variance	△ 127	△ 626	△ 361	-	14,695	13,579
Closing balance at Feb. 20th, 2007	833	8,703	-	98,500	26,418	134,455

(note2) The following voluntary reserves, from earnings appropriated by the Board of Directors in April 2006, were reversed

Disposition of voluntary reserves

1. Reversal of reserve for special depreciation 291 million of yen
2. Resersal of reserve for reduction entries for fixed assets 404 million of yen
3. Reversal of sepecial reserve for reduction entries for fixed assets 361 million of yen

(note3) The following is a breakdown of earnings appropriated by the Board of Directors in April 2006

1. Dividends 10,872 million of yen
2. Voluntary reserves
   (1) Reserve for special depreciation 209 million of yen
   (2) Reserve for reduction entries for fixed assets 361 million of yen
   (3) Special reserve for reduction entries for fixed assets 2 million of yen

Total 11,446 million of yen

<u>Nonconsolidated Statement of changes in equity</u>

	Shareholders equity								
	Common Stock	Capital surpulus			Retained earnings			Treasury stocks	Total shareholders equity
		Additional paid-in capital	Other capital surpulus	Total Capital surpulus	Regal reserve	Other retained earnings	Total retained earnings		
Closing balance at Feb. 20th, 2007	198,791	264,700	4	264,704	11,770	134,455	146,225	△ 777	608,944
Variance(in this period)									
Reserve for special depreciation related to the business year under review						-	-		-
Reversal of reserves for special depreciation related to the business year under review						-	-		-
Reserve for asset-reduction entry related to the business year under review						-	-		-
Reversal of reserve for asset-reduction entry related to the business year under review						-	-		-
Reserve for special asset-reduction entry account related to the buisness year under review						-	-		-
General reserve						-	-		-
Dividends Payments						△ 11,994	△ 11,994		△ 11,994
Net income						2,821	2,821		2,821
Purchases of treasury stocks								△ 60,687	△ 60,687
Disposal of treasury stocks			0	0				2	2
Issue of new common stocks	263	263		263					526
Other variance(in this period)									
Total of variance	263	263	0	263	-	△ 9,173	△ 9,173	△ 60,685	△ 69,332
Closing balance at Feb. 20th, 2008	199,054	264,963	4	264,968	11,770	125,282	137,052	△ 61,462	539,611

	Valuation and translation adjustments			Stock acquisition rights	Total of equity
	Unrealized gain on available-for-sale securities	Deferred gain on derivatives under hedge accounting	Total Valuation and translation adjustments		
Closing balance at Feb. 20th, 2007	20,240	△ 149	20,091	305	629,340
Variance(in this period)					
Reserve for special depreciation related to the business year under review					-
Reversal of reserves for special depreciation related to the business year under review					-
Reserve for asset-reduction entry related to the business year under review					-
Reversal of reserve for asset-reduction entry related to the business year under review					-
Reserve for special asset-reduction entry account related to the buisness year under review					-
General reserve					-
Dividends Payment					△ 11,994
Net income					2,821
Purchases of treasury stocks					△ 60,687
Disposal of treasury stocks					2
Issue of new common stocks					526
Other variance(in this period)	△ 7,275	△ 329	△ 7,604	122	△ 7,481
Total of variance	△ 7,275	△ 329	△ 7,604	122	△ 76,814
Closing balance at Feb. 20th, 2008	12,965	△ 478	12,486	427	552,526

	Reserve for special depreciation	Reserve for asset-reduction entries	Special reserve for reduction entries for fixed assets	Special reserves	Retained earnings carried forward	Total
Closing balance at Feb. 20th, 2007	833	8,703	-	98,500	26,418	134,455
Variance(in this period)						
Reserve for special depreciation related to the business year under review	409				△ 409	-
Reversal of reserves for special depreciation related to the business year under review	△ 324				324	-
Reserve for asset-reduction entry related to the business year under review		20			△ 20	-
Reversal of reserve for asset-reduction entry related to the business year under review		△ 594			594	-
Reserve for special asset-reduction entry account related to the buisness year under review			20		△ 20	-
Reversal for special asset-reduction entry account related to the buisness year under review			△ 20		20	
General Reserve				7,000	△ 7,000	
Dividends Payment					△ 11,994	△ 11,994
Net income					2,821	2,821
Purchases of treasury stocks						
Disposal of treasury stocks						
Issue of new common stocks						
Other variance(in this period)						
Total of variance	85	△ 574	-	7,000	△ 15,683	△ 9,173
Closing balance at Feb. 20th, 2008	918	8,128	-	105,500	10,735	125,282

This is a translation of the original Japanese document and is provided for informational purposes only.
If there are any discrepancies between this and the original, the original Japanese document prevails.

Financial Results
for the Three Months Ended May 20, 2008

July 8, 2008

Company name	**Aeon Co., Ltd.**
Listings	The First Section of Tokyo Stock Exchange
Security code	8267
URL	http://www.aeon.info/
Representative	Motoya Okada, President
Contact	Hideki Wakabayashi Vice President, Corporate Finance & Investor Relations
Telephone	+81-43-212-6042

1. Consolidated Financial Results for the Three Months Ended May 20, 2008

(February 21, 2008 to May 20, 2008)

(Amounts rounded down to the nearest million yen;
percentage figures represent year-on-year changes)

(1) Operating Results

	Operating revenue		Operating income		Ordinary income		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Three months ended May 20, 2008	1,279,215	4.1	22,649	(20.2)	23,450	(22.7)	(9,271)	-
Three months ended May 20, 2007	1,228,260	8.7	28,375	(15.9)	30,325	(12.2)	8,019	(38.2)
Year ended February 20, 2008	5,167,366	-	156,040	-	166,326	-	43,932	-

	Net income per share	Net income per share – fully diluted
	yen	yen
Three months ended May 20, 2008	(12.12)	-
Three months ended May 20, 2007	10.03	10.03
Year ended February 20, 2008	55.75	55.75

(2) Financial Position

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	million yen	million yen	%	yen
Three months ended May 20, 2008	3,682,451	1,144,172	23.0	1,108.00
Three months ended May 20, 2007	3,749,378	1,194,604	24.1	1,129.21
Year ended February 20, 2008	3,591,406	1,167,477	24.2	1,136.73

(3) Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	million yen	million yen	million yen	million yen
Three months ended May 20, 2008	12,504	(83,005)	108,584	194,006
Three months ended May 20, 2007	28,309	(120,689)	34,126	324,963
Year ended February 20, 2008	200,050	(291,283)	(141,266)	159,744

2. Dividends

	Dividend per share
(Record date)	End of the first three months
	yen
Three months ended May 20, 2008	-
Three months ended May 20, 2007	-

3. Forecast of Consolidated Earnings for the Year Ending February 28, 2009 (Reference)

(February 21, 2008 to February 28, 2009)

	Operating revenue	Operating income	Ordinary income	Net income	Net income per share
	million yen	million yen	million yen	million yen	yen
Full year	Over 5,400,000	165,000 to 175,000	165,000 to 175,000	11,000 to 15,000	14 to 19

A change in fiscal year date (closing date) was decided at the board meeting held on April 7, 2008, and approved at the 83rd general shareholders' meeting held on May 15, 2008.

4. Other Information

(1) Changes affecting the status of significant subsidiaries during the period (scope of consolidation): None

(2) Use of simplified accounting methods: Yes

(3) Changes in accounting procedures from the most recent fiscal year: Yes

Notes: For details, see "4. Other Matters" (p. 6) in the "Review of Operating Results and Financial Statements" section.

The above forecasts are based on information available to the company as of the date of the release of this document. Actual results may differ materially from the above forecasts due to a range of factors.

Review of Operating Results and Financial Statements

1. Consolidated Operating Results

Scrap and Build

Aeon Co., Ltd., continued it's scrap-and-build efforts during the quarter, opening two new general merchandise stores (GMS), 23 supermarkets, and two supercenters, and shutting down eight GMSs and nine supermarkets.

Pursuing Group Synergy

TOPVALU, Aeon's private brand, enjoyed a surge in sales at all companies stocking the brand as a result of developing new products and ensuring that customer feedback is reflected in the way existing products are renewed. Surging fuel and raw materials prices have driven prices on foods and everyday items higher. The increase in TOPVALU sales is proof of customer support for the brand, through which Aeon provides affordable day-to-day items backed by product safety assured by strict quality-control standards. Sales of TOPVALU products rose 32.2% from the first quarter last year to 79.5 billion yen. The Daiei, Inc., also began selling TOPVALU products.

With regard to national brands as well, Aeon continued utilizing the Group's common functions to offer quality products at special low prices.

The three companies launched last fiscal year—Aeon Topvalu Co., Ltd., Aeon Global Merchandising Co., Ltd., and Aeon Global SCM Co., Ltd.—took over products, logistics centers, and other assets spun off from Aeon Co., Ltd. With this transfer, the Group's management resources and know-how will be concentrated in each of these functional companies, and the Group will further boost procurement efficiency and reduce costs.

Group Reorganization

As part of efforts to integrate the Group's supermarket businesses, Maxvalu Hokkaido Co., Ltd., and Joy Co., Ltd. (a consolidated subsidiary of Aeon Co., Ltd.) were merged, with Maxvalu Hokkaido Co., Ltd., as the surviving entity. In addition, Kohyo Co., Ltd., a consolidated subsidiary of Aeon Co., Ltd., signed a merger-demerger agreement that will enable Kohyo Co., Ltd., to succeed and run 15 supermarkets in the Keihanshin area that are currently directly run by Aeon Co., Ltd. The demerger is scheduled to be completed by July 21, 2008 (tentative).

Aeon Co., Ltd., Tsuruya Shoe Store Co., Ltd., and Nustep Co., Ltd., signed a basic agreement to merge Tsuruya Shoe Store Co., Ltd., and Nustep Co., Ltd., by January 21, 2009 (tentative), with Tsuruya Shoe Store Co., Ltd., as the surviving entity. The three firms also came to a basic agreement on turning Tsuruya Shoe Store Co., Ltd.—the surviving entity—into a consolidated subsidiary of Aeon Co., Ltd., soon after the merger.

Aeon Co., Ltd., and CFS Corporation signed a capital and business partnership agreement to further strengthen cooperation between the two companies and to boost the corporate value of CFS Corporation.

New Businesses

Aeon has expanded coverage for its WAON e-money service. At the end of the first quarter, WAON was accepted at a total of around 25,000 stores, and some 4.45 million WAON cards had been issued (roughly 4.90 million cards as of June 30, 2008).

Through sales activities at in-store branches within Aeon shopping centers, the Aeon Bank, Ltd.—an equity-method affiliate of Aeon Co., Ltd.—focused on building its customer base, primarily through new account openings, while working to enhance its product lineup, which includes investment trusts, insurance policies, and loans. At the end of Aeon Bank's last fiscal year (March 31, 2008), the bank had 21 in-store branches, roughly 280,000 accounts, and total deposits of 150 billion yen.

Segment Information

GMS and Other Retail Store Operations

The Aeon Group made group-wide efforts to strengthen sales of the TOPVALU private brand as well as to expand use of Group infrastructure, such as product-demand aggregation functions, to boost price competitiveness and improve earnings. Led by Aeon Co., Ltd., the Group also began working on GMS reform, a key policy under Aeon's medium-term management plan.

Amid weak consumption in the first quarter, the parent company, Aeon Co., Ltd., saw comparable store sales grow 0.6% compared with the first quarter of the previous fiscal year (breakdown: sales of clothing fell 2.7%, sales of foods grew 2.5%, while sales of housing and recreational products slipped 1.2%). Gross margins at directly operated stores improved for housing and recreational products as well as clothing after seasonal products were disposed of in line with plans. However, gross margins at directly operated stores overall dipped 0.2% from the first quarter of last fiscal year because foods—sales of which grew because of Aeon's efforts to offer quality at low prices—made up a larger portion of total sales as consumers became increasingly cautious in their spending. Selling, general and administrative expenses inched up 0.5% compared with the first quarter of the previous fiscal year due to spending primarily to revitalize existing stores. As a result, although operating revenue increased 6.3% year on year, operating income declined by 2.3 billion yen.

Mycal Corporation saw comparable store sales remain flat, and gross margins at directly operated stores improve from the first quarter of last fiscal year. However, Mycal Corporation posted higher revenue but lower earnings due to investments in information technology related to the installation of a group-wide common infrastructure system, as well as changes to store formats and the revitalization of existing stores.

In addition to group-wide efforts, Aeon's domestic supermarket operators made efforts to enhance the range of regional products available. Maxvalu Nishinihon Co., Ltd., and Maxvalu Kyushu Co., Ltd., both enjoyed revenue and earnings growth during the quarter under review, but Maxvalu Hokkaido Co., Ltd., and Maxvalu Tohoku Co., Ltd., suffered declines in earnings, and as a result the domestic supermarket operations business, as a whole, posted higher revenue but lower earnings.

In Japan, Ministop Co., Ltd., opened new stores, mainly in the three major Japanese cities, and shut down unprofitable ones in an effort to boost revenue. However, gross margins declined due to the rising cost of fryer oils for store-cooked snacks and other factors. This resulted in higher revenue but lower earnings. Overseas, Ministop Korea Co., Ltd., posted revenue and earnings growth in local currency terms, but due to the unfavorable exchange rate, consolidated revenue and earnings for Ministop Co., Ltd., both declined.

In China, Aeon Group companies continue to enjoy growth due to improved store-management skills of local employees, appropriate responses to local community events, contributions from stores opened last fiscal year, and other factors. As a result, operating revenue jumped 8.5% year on year, while operating income surged 32.0% overall for China and the rest of Asia.

Specialty Store Operations

Of Aeon's overseas specialty stores, U.S.-based The Talbots, Inc., saw comparable store sales drop 9.8% compared with the first quarter of the previous fiscal year due to weak consumption in the U.S. However, inventory control and a review of sale strategies helped gross margins advance 2.6% year on year in the core ladies' clothing business. Talbots, Inc., concentrated on revitalizing and boosting revenue in the ladies' clothing division, and shut down 20 stores, including 13 stores that offer children's and men's clothing. Talbots, Inc., posted declines in both revenue and earnings in the first quarter, but is proceeding smoothly with corporate rebuilding plans amid a tough U.S. retail market.

Of Aeon's domestic specialty stores, Nustep Co., Ltd., and Mega Petro Co., Ltd., secured increases in both revenue and earnings. But clothing specialty shop operator Blue Grass Co., Ltd., Cox Co., Ltd., and other companies suffered declines in operating revenue due to weak personal consumption and unfavorable weather conditions. As a result, Aeon's domestic specialty stores, as a whole, saw higher revenues but lower earnings.

Developer Business

Aeon Mall Co., Ltd., focused on renewing and increasing floor space at existing shopping centers and improving services to boost competitiveness. Due to the merger with Diamond City Co., Ltd., last fiscal year (on August 21, 2007), the opening of stores last fiscal year, and other factors, Aeon Mall Co., Ltd., split off its insurance agency business to Aeon Insurance Service Co., Ltd., as part of the group's plans to integrate activities, but still achieved growth in both revenue and earnings.

Services Operations

Aeon Delight Co., Ltd., enjoyed revenue and earnings growth after obtaining work from both Aeon group and non-group companies, reviewing the revenue structures of its existing businesses, and improving cost structure by centralizing systems and adjusting outsourcing costs through integration.

Aeon Credit Service Co., Ltd., saw credit card shopping transaction volume increase steadily as newly launched alliance cards resulted in stronger cardholder sign-ups in Japan. The company continued strengthening fee businesses such as its e-money business and banking services agency activities. Overseas operations grew smoothly on the back of increased credit card shopping transaction volume, driven by sales promotions at Aeon Group stores, and an increase in policies in force issued under the company's insurance agency activities as a result of stronger consultation-based sales efforts. However, both consolidated revenue and earnings of Aeon Credit Service declined due to a number of factors. Domestic businesses were hurt by the effects of last year's enforcement of the revised Money Lending Act, which lowered the interest rate cap;

the company continued investing in new businesses; and revenue and earnings from overseas operations grew on a local currency basis but suffered from unfavorable exchange rates.

As a result, Aeon's first-quarter consolidated operating revenue rose 4.1% year on year to 1,279,215 million yen, while group operating income fell 20.2% to 22,649 million yen. Consolidated ordinary income dipped 22.7% to 23,450 million yen. The quarter saw a net loss of 9,271 million yen after accounting for extraordinary losses of 2,020 million yen on estimated future redemptions of unredeemed gift coupons, as well as corporate tax adjustment of 15,640 million yen along with the change to tax-effect accounting standards, and other factors.

2. Consolidated Financial Condition

At the end of the first quarter, total assets were up 91,044 million yen compared with the end of last fiscal year, while net assets were down 23,304 million yen.

Growth in total assets was mainly a result of an increase in operating receivables due to the expansion of business by financial subsidiaries. Net assets decreased due to the distribution of retained earnings and net losses recorded in the first quarter.

Net cash provided by operating activities was 12,504 million yen. This primarily reflects increases in operating receivables at financial subsidiaries as well as an increase in quarterly pre-tax net income excluding the non-cash costs of depreciation costs.

Net cash used in investment activities was 83,005 million yen, primarily due to the acquisition of tangible fixed assets.

Net cash provided by financing activities was 108,584 million yen, primarily due to a net increase in short-term debt and other items.

3. Consolidated Earnings Forecasts

This fiscal year is the first year of Aeon's current medium-term management plan, and the Group will therefore begin implementing measures aimed at achieving numerical targets for the fiscal year ending February 2011. The first quarter saw weak earnings, but these results were within expectations. Therefore, the company has not made any changes to the earnings forecasts announced on April 7, 2008.

Note: Earnings forecasts are based on information available to the company as of the date of the release of this document. Actual results may differ materially from the above forecasts due to a range of factors.

4. Other Matters

(1) Changes affecting the status of significant subsidiaries during the period (scope of consolidation)
None

(2) Use of simplified accounting methods

Aeon is implementing simple accounting methods for booking corporate taxes and reserves. In addition, the company is adopting simple accounting methods for some categories where the effects will be minimal.

(3) Changes in accounting procedures from the most recent fiscal year

Changes to accounting procedures

Tax-effect Accounting in Consolidated Financial Accounts

Starting this fiscal year, Aeon will follow article 30-2 of the revised implementation guidance for tax-effect accounting in consolidated accounts issued by the Japanese Institute of Certified Public Accountants (Accounting Systems Committee No. 6; originally issued May 12, 1998; final revision March 29, 2007).

Because of this change, during this fiscal Aeon will draw down deferred tax that, until last fiscal year, were recorded when unrealized gains resulting from the sale of subsidiary stock between consolidated group companies were eliminated. For this reason, Aeon recorded 15,640 million yen in corporate tax adjustments related to drawing down deferred tax assets, which ultimately increased this quarter's net losses by 15,101 million yen compared to the figure that would have resulted with the previous accounting treatment.

Additional Information

Allowance for Unredeemed Gift Coupons

In the past, unredeemed gift coupons issued more than a certain time were transferred from liabilities and recorded as non-operating revenue by Aeon and some of Aeon's consolidated subsidiaries. However, the Japanese Institute of Certified Public Accountants recently released a position statement on the auditing treatment of reserves stipulated in the Special Tax Measures Act, statutory allowances or reserves, and reserves for directors' retirement benefits (Audit and Assurance Practice Committee No. 42; April 13, 2007). In accordance with this, this fiscal year Aeon has started setting aside allowances for losses on the redemption of gift coupons that had been removed from liabilities. Provisions are based on reasonable forecasts of the value of coupons redeemed.

Due to this, Aeon recorded an extraordinary loss of 2,020 million yen for provisions for losses on unredeemed gift coupons required to be recorded at the beginning of the current consolidated fiscal year. As a result, quarterly ordinary income was 156 million yen higher and pre-tax quarterly net income was 1,864 million yen lower compared to the figures that would have resulted with the previous accounting treatment.

Condensed Consolidated Financial Statements

Condensed Consolidated Balance Sheets

(Millions of yen)

	As of May 20, 2008 (A)	As of May 20, 2007 (B)	(A) - (B)		As of February 20, 2008 (Reference)
	Amount	Amount	Amount	%	Amount
Assets					
I Current assets					
1.Cash and time deposits	210,059	342,168	(132,108)	(38.6)	175,274
2.Notes and accounts receivable-trade	399,041	411,539	(12,498)	(3.0)	357,118
3.Marketable securities	5,931	4,180	1,750	41.9	7,282
4.Merchandise inventories	354,112	340,765	13,347	3.9	346,682
5.Deferred tax assets	44,901	36,611	8,290	22.6	37,432
6.Financial loan	500,656	526,247	(25,590)	(4.9)	503,814
7.Other	130,078	113,631	16,447	14.5	131,527
Allowance for doubtful accounts	(59,740)	(49,597)	(10,142)	20.4	(49,201)
Total current assets	1,585,042	1,725,547	(140,504)	(8.1)	1,509,930
II Fixed assets					
1.Property, buildings and equipment					
1) Buildings and structures	805,030	735,765	69,265	9.4	786,075
2) Furniture and fixtures	119,499	118,286	1,212	1.0	120,347
3) Land	322,348	296,364	25,984	8.8	316,649
4) Construction in progress	30,236	52,776	(22,540)	(42.7)	33,172
5) Other	2,813	1,740	1,072	61.6	2,459
Total property, buildings and equipment	1,279,928	1,204,933	74,994	6.2	1,258,705
2.Intangible fixed assets	139,605	149,145	(9,540)	(6.4)	139,049
3.Investments and other assets					
1) Investment securities	219,223	196,746	22,477	11.4	210,633
2) Deferred tax assets	37,704	48,896	(11,191)	(22.9)	52,006
3) Fixed leasehold deposits to lessors	355,724	357,494	(1,770)	(0.5)	355,156
4) Deposits for stores in progress	5,398	5,464	(65)	(1.2)	4,433
5) Other	76,787	87,616	(10,828)	(12.4)	79,015
Allowance for doubtful accounts	(17,529)	(27,430)	9,900	(36.1)	(18,189)
Total investments and other assets	677,309	668,788	8,521	1.3	683,056
Total fixed assets	2,096,843	2,022,867	73,976	3.7	2,080,810
III Deferred assets	565	964	(398)	(41.3)	665
Total assets	3,682,451	3,749,378	(66,926)	(1.8)	3,591,406

	As of May 20, 2008 (A)	As of May 20, 2007 (B)	(A) - (B)		As of February 20, 2008 (Reference)
	Amount	Amount	Amount	%	Amount
Liabilities					
I Current liabilities					
1. Notes and accounts payable-trade	576,504	569,672	6,832	1.2	569,889
2. Short-term borrowings	204,533	121,583	82,949	68.2	106,363
3. Current portion of long-term debt	186,263	146,711	39,552	27.0	156,188
4. Bonds due within one year	24,996	32,670	(7,673)	(23.5)	25,410
5. Commercial paper	5,000	62,934	(57,934)	(92.1)	3,000
6. Income taxes payable	14,883	18,465	(3,582)	(19.4)	38,006
7. Provision for bonuses	26,857	24,129	2,727	11.3	17,216
8. Provision for store closing expenses	8,570	4,248	4,321	101.7	7,791
9. Allowance for point program	6,017	4,209	1,807	42.9	5,272
10. Current portion of secured and unsecured obligations under reorganization proceedings of subsidiaries	1,904	1,903	0	0.0	1,904
11. Notes payable, construction	72,281	74,794	(2,512)	(3.4)	102,251
12. Other	329,794	359,960	(30,165)	(8.4)	300,465
Total current liabilities	1,457,607	1,421,283	36,324	2.6	1,333,760
II Long-term liabilities					
1. Bonds	201,708	199,589	2,118	1.1	202,186
2. Long-term debt	537,159	582,087	(44,928)	(7.7)	548,118
3. Deferred tax liabilities	8,541	14,468	(5,927)	(41.0)	6,983
4. Liability for employees' retirement benefits	46,984	48,088	(1,103)	(2.3)	46,830
5. Liability for directors' retirement benefits	1,286	1,388	(101)	(7.3)	1,387
6. Provision for store closing expenses	8,554	13,107	(4,553)	(34.7)	9,869
7. Provision for contingent liabilities	1,492	1,692	(200)	(11.9)	1,505
8. Allowance for loss on refund of interest received	8,340	6,755	1,585	23.5	8,540
9. Allowance for loss on redemption of gift coupons	1,882	-	1,882	-	-
10. Secured and unsecured obligations under reorganization proceedings of subsidiaries	9,802	11,819	(2,016)	(17.1)	9,845
11. Lease deposits from lessees	223,166	216,909	6,256	2.9	221,468
12. Other	31,750	37,582	(5,831)	(15.5)	33,434
Total long-term liabilities	1,080,670	1,133,490	(52,819)	(4.7)	1,090,169
Total liabilities	2,538,278	2,554,773	(16,495)	(0.6)	2,423,929
Net assets					
I Shareholders' equity					
1. Common stock	199,054	198,791	263	0.1	199,054
2. Capital surplus	264,968	264,704	263	0.1	264,968
3. Retained earnings	431,174	415,569	15,604	3.8	453,399
4. Treasury stock	(61,520)	(851)	(60,668)	-	(61,515)
Total shareholders' equity	833,677	878,213	(44,536)	(5.1)	855,906

II Valuation and translation adjustments					
1. Unrealized gain on available-for-sale securities	18,798	17,715	1,082	6.1	14,977
2. Deferred gain (loss) on derivatives under hedge accounting	(711)	(77)	(633)	-	(916)
3. Foreign currency translation adjustments	(4,002)	7,031	(11,034)	-	(220)
Total valuation and translation adjustments	14,084	24,669	(10,585)	(42.9)	13,839
III Stock acquisition rights	794	446	347	78.0	427
IV Minority interests	295,617	291,274	4,342	1.5	297,302
Total net assets	1,144,172	1,194,604	(50,431)	(4.2)	1,167,477
Total net assets and liabilities	3,682,451	3,749,378	(66,926)	(1.8)	3,591,406

Condensed Consolidated Statements of Income

(Millions of yen)

	Three months ended May 20, 2008 (A)	Three months ended May 20, 2007 (B)	(A) - (B)		Year ended February 20, 2008 (Reference)
	Amount	Amount	Amount	%	Amount
I Net sales	1,150,605	1,105,091	45,513	4.1	4,650,088
II Cost of sales	827,563	785,776	41,787	5.3	3,313,381
Gross profit on sales	323,041	319,315	3,725	1.2	1,336,707
III Rental and other revenues	128,610	123,168	5,442	4.4	517,277
Gross profit from operating	451,652	442,484	9,168	2.1	1,853,985
IV Selling, general and administrative expenses	429,002	414,108	14,894	3.6	1,697,944
1. Advertising expense	30,394	29,790	604	2.0	115,820
2. Provision of allowance for doubtful accounts	8,760	11,633	(2,872)	(24.7)	44,784
3. Employees' salaries and bonuses	142,896	135,207	7,688	5.7	584,557
4. Provision for bonuses	9,641	9,428	213	2.3	17,216
5. Statutory welfare benefit expense	21,941	20,908	1,033	4.9	86,603
6. Utilities expense	21,017	18,644	2,372	12.7	88,136
7. Depreciation and amortization	32,042	30,711	1,330	4.3	128,659
8. Repairs and maintenance expense	26,350	26,284	65	0.2	97,979
9. Rent expense	68,394	64,984	3,409	5.2	260,464
10. Amortization of goodwill	2,104	2,074	29	1.4	8,346
11. Other	65,459	64,438	1,020	1.6	265,374
Operating income	22,649	28,375	(5,726)	(20.2)	156,040
V Other income	6,334	6,608	(274)	(4.1)	28,486
1. Interest and dividend income	875	1,065	(189)	(17.8)	5,461
2. Amortization of negative goodwill	2,889	2,824	65	2.3	11,226
3. Equity in gains of associated companies	-	468	(468)	-	-
4. Other	2,568	2,250	318	14.1	11,798
VI Other expenses	5,532	4,658	874	18.8	18,200
1. Interest expense	2,962	3,422	(460)	(13.5)	12,774
2. Equity in losses of associated companies	1,413	-	1,413	-	548
3. Other	1,157	1,235	(78)	(6.3)	4,877
Ordinary income	23,450	30,325	(6,875)	(22.7)	166,326
VII Extraordinary gains	10,202	4,111	6,091	148.1	41,058
1. Gain on sale of property, buildings and equipment	56	218	(162)	(74.4)	4,979
2. Other	10,146	3,892	6,253	160.7	36,079
VIII Extraordinary losses	13,729	5,708	8,020	140.5	82,810
1. Loss on disposal of property, buildings and equipment	927	592	335	56.6	4,452
2. Other	12,801	5,116	7,684	150.2	78,357
Income before income taxes and minority interests	19,924	28,728	(8,804)	(30.6)	124,575
Income taxes	22,632	13,281	9,351	70.4	56,611
Minority interests	6,563	7,428	(865)	(11.6)	24,031
Net income	(9,271)	8,019	(17,290)	-	43,932

Condensed Consolidated Statements of Changes in Shareholders' Equity

Three months ended May 20, 2008 (February 21, 2008, to May 20, 2008)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 20, 2008	199,054	264,968	453,399	(61,515)	855,906
Changes during period					
Cash dividends			(13,008)		(13,008)
Net income (loss)			(9,271)		(9,271)
Purchase of treasury stock				(5)	(5)
Disposal of treasury stock		0		0	0
Other			55		55
Net change in items other than shareholders' equity during period					
Total changes during period	-	0	(22,224)	(4)	(22,229)
Balance as of May 20, 2008	199,054	264,968	431,174	(61,520)	833,677

	Valuation and translation adjustments						
	Unrealized gain on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance as of February 20, 2008	14,977	(916)	(220)	13,839	427	297,302	1,167,477
Changes during period							
Cash dividends							(13,008)
Net income (loss)							(9,271)
Purchase of treasury stock							(5)
Disposal of treasury stock							0
Other							55
Net change in items other than shareholders' equity during period	3,820	205	(3,781)	244	366	(1,685)	(1,074)
Total changes during period	3,820	205	(3,781)	244	366	(1,685)	(23,304)
Balance as of May 20, 2008	18,798	(711)	(4,002)	14,084	794	295,617	1,144,172

Three months ended May 20, 2007 (February 21, 2007, to May 20, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of February 20, 2007	198,791	264,704	419,438	(848)	882,086
Changes during period					
Cash dividends			(11,994)		(11,994)
Net income			8,019		8,019
Purchase of treasury stock				(4)	(4)
Disposal of treasury stock		0		0	0
Other			106		106
Net change in items other than shareholders' equity during period					
Total changes during period	-	0	(3,869)	(3)	(3,872)
Balance as of May 20, 2007	198,791	264,704	415,569	(851)	878,213

	Valuation and translation adjustments						
	Unrealized gain on available-for-sale securities	Deferred gain (loss) on derivatives under hedge accounting	Foreign currency translation adjustments	Total valuation and translation adjustments	Stock acquisition rights	Minority interests	Total net assets
Balance as of February 20, 2007	23,547	(135)	7,139	30,551	305	287,840	1,200,783
Changes during period							
Cash dividends							(11,994)
Net income							8,019
Purchase of treasury stock							(4)
Disposal of treasury stock							0
Other							106
Net change in items other than shareholders' equity during period	(5,831)	57	(107)	(5,881)	141	3,433	(2,306)
Total changes during period	(5,831)	57	(107)	(5,881)	141	3,433	(6,179)
Balance as of May 20, 2007	17,715	(77)	7,031	24,669	446	291,274	1,194,604

Condensed Consolidated Statements of Cash Flows

		Three months ended May 20, 2008	(Millions of yen) Three months ended May 20, 2007
		Amount	Amount
I	Cash flows from operating activities		
	Income before income taxes and minority interests	19,924	28,728
	Depreciation and amortization	34,445	32,499
	Amortization of goodwill	2,104	2,074
	Amortization of negative goodwill	(2,889)	(2,824)
	Increase in allowance for doubtful accounts	16,327	11,247
	Increase in allowance for loss on redemption of gift coupons	1,882	-
	Increase in provision for bonuses	9,178	9,435
	Increase in liabilities for retirement benefits	367	1,751
	Increase (decrease) in provision for store closing expenses	(534)	951
	Interest and dividend income	(875)	(1,065)
	Interest expense	2,962	3,422
	Equity in losses (gains) of associated companies	1,413	(468)
	Gain on sales of property, buildings and equipment	(56)	(218)
	Loss on disposals and sales of property, buildings and equipment	966	705
	Impairment losses	486	804
	Net gain (loss) on sales of securities	(6,473)	(2,371)
	Increase in notes and accounts receivable - trade	(46,520)	(86,916)
	Increase in merchandise inventories	(9,965)	(9,367)
	Increase in financial loan receivable	(10,624)	(19,656)
	Increase in notes and accounts payable - trade	11,494	43,285
	Other assets and liabilities	26,735	65,518
	Other - net	277	2,487
	Sub total	50,627	80,024
	Interest and dividends received	1,002	771
	Interest paid	(2,522)	(2,975)
	Income taxes paid	(36,602)	(49,510)
	Net cash provided by (used in) operating activities	12,504	28,309

(Millions of yen)

	Three months ended May 20, 2008 Amount	Three months ended May 20, 2007 Amount
II Cash flows from investing activities		
Purchase of marketable securities	(1,032)	(1,000)
Proceeds from sales of marketable securities	2,418	2,000
Purchase of property, buildings and equipment	(91,693)	(67,356)
Proceeds from sales of property, buildings and equipment	928	8,204
Purchase of investment securities	(77)	(76,286)
Proceeds from sales of investment securities	6,596	2,910
Cash paid in conjunction with the purchases of consolidated subsidiaries	-	7,543
Payments for fixed leasehold deposits to lessors	(4,647)	(9,512)
Collection of fixed leasehold deposits to lessors	5,408	11,492
Proceeds from lease deposits from lessees	6,867	7,076
Repayments of lease deposits from lessees	(6,045)	(3,878)
Other - net	(1,727)	(1,882)
Net cash provided by (used in) investing activities	(83,005)	(120,689)
III Cash flows from financing activities		
Net increase in short-term borrowings and commercial paper	102,208	66,473
Proceeds from long-term debt	59,635	17,360
Repayments of long-term debt	(34,128)	(30,841)
Payments for redemption of bonds	(310)	(350)
Repayments of secured and unsecured obligations under reorganization proceedings of subsidiaries	(75)	(131)
Proceeds from issuance of subsidiaries' stock to minority shareholders	90	35
Repurchase of subsidiaries' stock from minority shareholders	(28)	(17)
Dividends paid to shareholders	(13,008)	(11,994)
Dividends paid to minority shareholders	(4,599)	(4,849)
Other - net	(1,199)	(1,557)
Net cash provided by (used in) financing activities	108,584	34,126
IV Foreign currency translation adjustments on cash and cash equivalents	(3,822)	365
V Net increase (decrease) in cash and cash equivalents	34,261	(57,887)
VI Cash and cash equivalents, beginning of year	159,744	382,851
VIII Cash and cash equivalents, end of year	194,006	324,963

Segment Information

1. Operating Segment Information

(Millions of yen)

	Three months ended May 20, 2008		Three months ended May 20, 2007	
	Amount	%	Amount	%
(1) Operating revenue				
GMS and Other Retail Store Operations	1,034,350	73.6	975,864	73.2
Specialty Stores	149,772	10.7	155,667	11.7
Developer	36,895	2.6	33,649	2.5
Services and Other	184,235	13.1	168,597	12.6
Total	1,405,254	100.0	1,333,778	100.0
Elimination	(126,039)		(105,518)	
Consolidated	1,279,215		1,228,260	
(2) Operating income				
GMS and Other Retail Store Operations	941	4.2	4,770	16.8
Specialty Stores	1,073	4.7	2,286	8.0
Developer	8,615	38.0	8,625	30.3
Services and Other	12,044	53.1	12,770	44.9
Total	22,674	100.0	28,453	100.0
Elimination	(25)		(77)	
Consolidated	22,649		28,375	

Notes:

1. Classification of business segments
   The Company's businesses are classified based on business operations carried out within the Group.
2. Business in each segment

(1) GMS and Other Retail Store Operations includes general merchandise stores (GMS), supermarkets, convenience stores, and department stores.
(2) Specialty Stores includes ladies apparel, family casual apparel, health & beauty care, and shoe stores.
(3) Developer includes shopping center and mall development, leasing, and operation.
(4) Services and Other includes financial services, amusement services, food services, maintenance services, wholesale, etc.

2. Geographical Segment Information

(Millions of yen)

	Three months ended May 20, 2008		Three months ended May 20, 2007	
	Amount	%	Amount	%
(1) Operating revenue				
Japan	1,144,423	89.4	1,090,780	88.7
North America	56,163	4.4	68,086	5.5
Asia and other	79,957	6.2	71,082	5.8
Total	1,280,545	100.0	1,229,948	100.0
Elimination	(1,329)		(1,688)	
Consolidated	1,279,215		1,228,260	
(2) Operating income				
Japan	15,941	70.4	22,354	78.7
North America	1,956	8.6	2,138	7.5
Asia and other	4,745	21.0	3,899	13.8
Total	22,643	100.0	28,393	100.0
Elimination	5		(17)	
Consolidated	22,649		28,375	

Notes:

Country and geographical segmentation; and major countries and regions in each segment

(1) Geographical segmentation is based on geographical proximity.

(2) Major countries or regions in each segment

North America: U.S., Canada

Asia and other: China, South Korea, Taiwan, Malaysia, Thailand, Singapore, Indonesia, Australia

CFS Corporation
AEON Co., Ltd.

CFS Corporation and AEON in Business and Capital Alliance

March 17, 2008 — After an Extraordinary Shareholders' Meeting of CFS Corporation ("CFS") held January 22 of this year, CFS and AEON Co., Ltd. ("AEON") have entered discussions for the purpose of aiding CFS to quickly achieve greater corporate value.

Today, the two firms have agreed to re-examine the basics of their original tie-up formed in 2000, create a stronger cooperative relationship, and work toward business and capital alliance leading to improved CFS corporate value.

The health care industry in Japan has entered a clear transitional period, as deregulation in OTC drug sales and other revisions of Pharmaceutical Affairs Law have been passed. Other changes include possible difficulty in hiring new pharmacists associated with the adoption of a six-year university pharmaceutical studies system. To respond to these management environment changes, CFS has determined that it must become a comprehensive healthcare corporation, to be achieved through building greater expertise in prescription dispensing, as well as enhancement of the vital "HAC Drug" and "Kimisawa" brands. CFS also recognizes the need for rapidly transitioning operations in the grocery supermarket business to profitability, supported by growing revenues and a strong financial foundation.

CFS has earnestly sought out the opinions of many different AEON stakeholders, paying careful attention to the types of initiatives necessary to quickly focus a management vision. As a result, CFS has determined the best path to strengthening its business operations is to enter into a business and capital alliance with AEON, taking advantage of AEON's management resources.

Given the failure of a resolution for the integration of CFS and AIN Pharmaciez Inc. ("AIN") at the extraordinary shareholders' meeting of CFS, AEON has decided to actively cooperate with the management restructuring at CFS, helping develop a structure by which CFS can effectively utilize the management resources of the AEON Group, leading to a rapid recovery of favorable business results, and maximization of CFS corporate value.

AEON has agreed to answer a capital increase of up to six million CFS shares in order to help meet mid-term capital demands, and provide the support necessary for CFS to improve business performance and build greater corporate value. However, considering the disadvantage of capital dilution to current shareholders presented by an allocation of new shares to a third party, and further considering the effects on the market, AEON has negotiated with CFS to purchase up to 2.8 million outstanding CFS shares before engaging in the aforementioned share allocation. To further keep effects on shareholders and the market to a minimum, the paid-in value for AEON with respect to the allocation of new shares to a third party will be the same amount as the purchase price would be for a tender offer.

In point of fact, the two companies have been in a cooperative relationship with respect to business operations and capital since April 2000; however, both firms deeply regret the lack of results to date. The companies have reaffirmed their relationship, creating a stronger mutual relationship of trust, as well as working to take advantage of synergies across a wide range of field.

Both companies wish to express their apologies for causing so much concern to our customers, our shareholders, our business partners, and other stakeholders.

Details

1. Overview of Basic Agreement

   CFS will strengthen its cooperative business and capital alliance with AEON to implement a management vision designed to improve corporate value and shareholder value by 1) Becoming a total healthcare corporation by strengthening expertise in prescription services; 2) Strengthening the HAC Drug and Kimisawa brands; and 3) Establishing and maintaining a transparent corporate structure, while at the same time implementing initiatives to recover profitable operations in the drugstore and food divisions, including measures to expand current businesses and to develop new businesses. AEON pledges to mobilize management resources in support of these CFS objectives.

2. Cooperative Structure for CFS Business Recovery/ Improved Corporate Value

   CFS and AEON will work closely together to create a specific plan for quick recovery of the CFS business and improved CFS corporate value. Further, the two firms will promptly form a joint project team to ensure the rapid implementation of effective tactics.

3. Capital Relationship

   To strengthen the equity relationship of the two companies, AEON will increase its equity holding in CFS to 33.3% of outstanding CFS shares (excluding treasury stock). The transaction is scheduled to take place until May 2008, according to the following method:

   1) AEON will make a friendly tender offer for up to 2.8 million of CFS shares. (See Attachment 1)
   2) Subsequent to the public tender offer, CFS will implement an increase of capital via allocation of new shares to AEON to increase AEON's holding to 33.3%. (See Attachment 2)

4. Management Structure

   1) Mr. Kenji Ishida, Chairman President & C.E.O, will resign from the CFS board as of the end of the May 2008 general shareholders' meeting, becoming Honorary Chairman. This move reflects the recognition of the need to turn management over to the next generation of managers at CFS. Current vice president Takehiko Ishida is scheduled to take over as the new CFS president.
   2) CFS will include an additional individual from AEON (vice president) as a full-time board director, in addition to AEON president Mr. Motoya Okada (outside board member).
   3) The composition of the board of directors will be modified to support management transparency. The number of internal board members will be changed from eight to four, with service requiring ratification at the general shareholders' meeting. Two board directors from AEON will be installed (as detailed in 2), above), with an additional two

outside directors named. These two non-AEON outside board members will be determined according to discussions between CFS and AEON to ensure the identification of highly independent candidates.

4) CFS will strengthen its operating officer system to achieve greater management efficiencies. Day-to-day business will be overseen by the board of directors, with operating officers responsible for performance.

5. Formalization of New Business/ Equity Relationship Agreement

The April 4, 2000 and the January 31, 2006 memoranda of understanding between the two firms will be dissolved, with the companies executing a new cooperative business/ equity partnership agreement on or around the end of April 2008. This new agreement will be based on the details of the original memoranda, and designed to create a renewed relationship of trust between the firms.

6. Other

CFS confirms the complete revocation of the management integration pursued initially with AIN.

End

(Attachment 1) Overview of Public Tender Offer (details to be announced)

1. Target Name: CFS Corporation
2. Type of Stock Subject to Purchase: Common stock
3. Purchase Period: Between April 4, 2008 and May 8, 2008
4. Purchase Price: ¥600 per share
   However, changes may be made in compliance with the law in the event that a stock split, etc. is performed by the target as determined by law.
5. Number of Share Certificates Subject to Purchase: 2.8 million shares (tentative purchase plan)
6. Conditions Precedent: The public tender offer to purchase shares may be withdrawn under any of the following conditions.

① If the body responsible for determining the business execution of the target or subsidiaries determines to engage in an act coming under Article 14 Paragraph 1 Item 1 a. through s. of the Financial Instruments and Exchange Law Enforcement Ordinance subsequent to the public announcement of this tender offer

② If the body responsible for determining the business execution of the target determines to engage in an act described in Paragraph 1 Item 2 a. and/ or b. of Article 14 of the Financial Instruments and Exchange Law Enforcement Ordinance, in accordance with categorizations as detailed in Paragraph 1 Item 2 a. or b. of the aforementioned article and law subsequent to the public announcement of this tender offer.

③ If conditions as described in Article 14 Paragraph 1 Item 3 a. through j. of the Financial

Instruments and Exchange Law Enforcement Ordinance become applicable to the target (excluding conditions detailed in the provisos to said Item) subsequent to the public announcement of this tender offer.

④ Conditions as determined under Article 26 Paragraph 4 of the Cabinet Office Ordinance on Disclosure of Take Over Bid of Shares, etc. Conducted by Those Other than the Issuing Corporation

(Attachment 2) Overview of Allocation of New Shares to a Third Party

1.	No. of Shares for Subscription:	6,000,000 shares
2.	Method of Allocation:	All shares allocated to AEON through allocation of new shares to a third party.
3.	Paid-In Amount:	¥600
4.	Total Issuance Price:	¥3.6 billion
5.	Amount of Capital and Capital Reserve Increase:	Increase in Capital in an amount equal to one-half of the total issuance price, with the remaining amount recorded as Capital Reserves.
6.	Application Date:	May 23, 2008
7.	Payment Date:	May 23, 2008

KOHYO Co., Ltd.
AEON Co., Ltd.

AEON Co., Ltd. Agrees to Spin Off Grocery Supermarket Businesses in the Kyoto-Osaka-Kobe Region to KOHYO Co., Ltd.

April 4, 2008 — Under the terms of a decision made by company president Motoya Okada today, AEON Co., Ltd. ("AEON" or "the Company") will transfer the operations of 15 directly-managed AEON Group grocery supermarket stores ("SM") in the Kyoto-Osaka-Kobe region of the Kinki District of Japan to KOHYO Co., Ltd., a consolidated AEON subsidiary. The transfer will take place on June 21, 2008 (one of the 15 stores is scheduled to open before the transfer date). The Company cites the opportunity to strengthen their SM division as the impetus behind this move. An agreement for an absorption-type split has been signed to execute the business transfer.
The absorption-type split agreement between AEON and KOHYO is a simple demerger conducted in cooperation with a consolidated subsidiary; therefore, certain disclosures are not mandatory.

Details

1 . Objective
The competitive environment of the retail industry in Japan today has become incredibly fierce, spurred by a declining birthrate and an aging population, as well as the entry of historically non-retail firms into the market.

The SM division is a core business of AEON, which owns SM companies throughout Japan. The Company has been engaged in the pursuit of growth strategies, building a strong management foundation, and positioning its SM businesses toward strong ties with their respective local communities.
In promoting a stronger, more fully developed regional business structure in the Kinki District, AEON brought in KOHYO as a consolidated subsidiary in December of last year, using the opportunity to expand the Company's directly managed MaxValu business, while at the same time building a stronger retail network and business structure to enhance its competitive position.
This business integration will unite KOHYO, and its particular strengths in fresh produce and deli, with MaxValu stores in the Kinki district. The MaxValu brand is particularly strong in terms of product lineup, pricing, and financial services. This new integration will create a core company to

take over AEON's SM business in the region. KOHYO will find itself in an even stronger competitive position, and will realize greater management efficiencies through a more robust management foundation, and a business structure to support high-growth strategies.

By having access to the management resources of both companies, KOHYO will be able to pursue location expansion, and take advantage of an IT and logistics infrastructure leading to even higher levels of products and services. As a stronger overall company, KOHYO will offer greater customer satisfaction, secure steady growth and development, and contribute even more to improving the corporate value of the group as a whole.

2. Overview

(1) Schedule

April 4, 2008	(AEON) Demerger decision made by the president
April 4, 2008	Both companies signed absorption-type split agreement
April 14, 2008 (Scheduled)	General shareholders' meeting to approve demerger agreement (KOHYO)

As this absorption-type split is being conducted by AEON (demerged company) as a simple absorption-type split under the provisions of Article 784 Paragraph 3 of the Company Law, AEON will not be required to submit the demerger agreement to a general shareholders' meeting for approval.

June 21, 2008 (Planned)	Date of demerger (effective date)

(2) Procedures

An absorption-type demerger, with the Company as the demerged company, and KOHYO as the Successor Company (simplified demerger).

(3) Allocation of Shares

As the Successor Company, KOHYO will issue 347,760 shares at the time of the absorption-type split, all of which will be granted to AEON.

(4) Calculation of Number of Allotted Shares

To ensure fairness and propriety, KPMG FAS Co., Ltd. ("KMPG FAS"), a third-party agency, was requested to calculate the number of shares to be issued by KOHYO before entering into the absorption-type demerger agreement. Having determined that the calculation results were appropriate, AEON and KOHYO concluded negotiations, with AEON agreeing to the decision made by company president Motoya Okada, and KOHYO passing a board meeting resolution.

KPMG FAS calculated the number of allotted shares using the DCF method, based on business plans supplied by AEON and KOHYO. The calculation was made as follows indicated below. KPMG FAS (a valuation company) employs no personnel considered to be an interested party at either AEON or KOHYO.

Analysis Method	Range of Allotted Shares
DCF Method	333,850 shares to 368,626 shares

(5) Change in Paid-In Capital
N/A.

(6) Treatment of Warrants and Bonds with Stock Purchase Warrants
While the Company does issue stock purchase warrants, this demerger will not cause changes in the treatment of such. The Company does not issue bonds with stock purchase warrants attached.

(7) Rights and Obligations to be succeeded by the Absorption-Type Split Successor Company
Those business assets, obligations, contractual standing and other associated rights and obligations succeeded by KOHYO shall be those deemed necessary for KOHYO to execute the business subject to demerger from AEON.
KOHYO will succeed a total of 15 retail locations as described below, including the operations of associated commercial facilities.

<Osaka> Nanba-Minatomachi Store, Hirano-Ekimae Store, Yodogawa-Mikuni Store, Hyotanyama Store, Kosaka Store, Suita-Senrigaoka Store, Esaka Store, Takatsuki-Minami Store, Toyonaka-Midorigaoka Store, Minoh-Gein Store, Hakurazaki Store, Higashi-Konoike Store (Scheduled to open in late April, this year)
<Nara> Ikoma-Minami Store
<Shiga> Zeze Store
<Hyogo Prefecture>
Muko-Motomachi Store
*All locations operated under the "MaxValu" trade name.

(8) Fulfillment of Obligations
Both AEON and KOHYO (successor company) are expected to perform their various obligations subsequent to the effective date of the demerger.

3. Overview of Companies

	Demerged Company (as of February 20, 2007)	Successor Company (as of January 31, 2008)
(1) Business Name	AEON Co., Ltd.	KOHYO Co., Ltd.
(2) Description of Business	General retailer	Grocery supermarket chain
(3) Incorporation Date	September 21, 1926	January 18, 1973
(4) Address of Head Office	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture	4-4-8 Kitahorie, Nishi-ku, Osaka City, Osaka
(5) Company Representative	Motoya Okada, president	Katsuhiko Ochiai, president
(6) Paid-In Capital	¥198,791,000,000	¥197,000,000
(7) Number of Shares Issued	800,208,000	348,000
(8) Net Assets	¥1,200,783,000,000 (consolidated)	¥1,284,000,000 (non-consolidated)
(9) Total Assets	¥3,534,346,000,000 (consolidated)	¥12,944,000,000 (non-consolidated)
(10) Fiscal Year End	February 20	January 31
(11) Number of Employees	231,116 (consolidated) (part-time workers converted to 8-hour equivalent)	1,653 (non-consolidated) (part-time workers converted to 8-hour equivalent)
(12) Major Vendors	Manufacturers and wholesalers throughout Japan and the world	Ryoshoku Ltd., Asahi Shokuhin Co., Ltd., Umezawa Corporation, JA Shokuniku Kagoshima Co., Ltd. Others
(13) Major Shareholders and Ownership Ratios	The Master Trust Bank of Japan, Ltd. 8.26% Japan Trustee Services Bank, Ltd. 5.24% Mizuho Corporate Bank, Ltd. 2.99% AEON Environmental Foundation 2.64% The Cultural Foundation of	AEON 89.93% Katsuhiko Ochiai 4.02% Umehiko Ochiai 2.98% Ryoji Ochiai 2.98%

	Okada 2.51%	
(14) Main Banking Relationships	Mizuho Corporate Bank, Ltd. The Norinchukin Bank Sumitomo Mitsui Banking Corporation Resona Bank, Ltd. Mitsubishi UFJ Trust and Banking Corporation The Bank of Tokyo-Mitsubishi UFJ, Ltd. Others	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. Resona Bank, Ltd. Others

(15) Inter-Company Relations	Capital	AEON owns 89.93% of the successor company's outstanding shares.
	Management	None at present; however, three directors (two full-time) and one corporate auditor will be proposed at the successor company's April 14 regular shareholders' meeting for approval. After the demerger, AEON intends to assign AEON employees to KOHYO.
	Business Transactions	None at present; however, transactions related to real estate leases and product supplies will occur subsequent to the demerger.

(16) Operating Results for Last Three Fiscal Periods

(Units = ¥millions)

	[Consolidated] AEON Co., Ltd. (Demerged Company)		
Fiscal Period	FYE Feb 2005	FYE Feb 2006	FYE Feb 2007
Net Sales	3,813,635	4,040,600	4,345,308
Operating Income	146,777	166,105	189,728
Ordinary Income	156,099	175,989	188,303
Net Income	62,066	28,932	57,656
Net Income/ Share (¥)	88.71	39.61	77.31
Dividends/ Share (¥)	12.00	15.00	15.00
Net Assets/ Share (¥)	871.63	932.50	1,141.40

(Units = ¥millions)

	[Non-Consolidated] KOHYO Co., Ltd (Successor Company)		
Fiscal Period	FYE Aug 2006	FYE Aug 2007	FYE Jan 2008
Net Sales	39,322	42,295	17,807
Operating Income	973	1,131	472
Ordinary Income	1,011	1,343	619
Net Income	266	606	-435
Net Income/ Share (¥)	1,232.54	1,861.05	-1,252.10
Dividends/ Share (¥)	-	-	-
Net Assets/ Share (¥)	4,637.27	5,438.07	3,689.83

(Note) Fiscal year end has been changed to January (from August 31 to January 31)

4. Overview of Demerged Divisions

(1) Description of Demerged Business

Operations of 15 SM (grocery supermarket) stores in the Kyoto-Osaka-Kobe region of Japan's Kinki District

(2) FYE February 2008 Management Results for Demerged Divisions

	Demerged Division (a)	[Consolidated] Demerged Company (b) *	Ratio (a/b)
Net Sales	¥27,950,000,000	¥4,345,308,000,000 *	0.64%

(Note) At FYE February 2008, the demerged division consisted of 13 retail locations.

* This chart indicates management results for the demerged division for FYE February 2008. The Net Sales figure for "[Consolidated] Demerged Company (b)" is the figure for FYE February 2007.

(3) Demerged Assets, Liabilities (As of January 20, 2008)

Assets		Liabilities	
Category	Book Value	Category	Book Value
Current Assets	¥916,000,000	Current Liabilities	¥1,796,000,000
Fixed Assets	¥2,370,000,000	Long-Term Liabilities	¥62,000,000
Total	¥3,286,000,000	Total	¥1,858,000,000

(Note) The figures above do not reflect any increases/ decreases prior to the date of effect of the demerger.

5. Status of Absorption-Type Split Successor Company

With the exception of the business division to be absorbed, this demerger will have no change on the company name, business lines, head office location, representative titles/ names, capital stock or financial year end of KOHYO.

6. Status of AEON subsequent to Demerger

(1) With the exception of the business division to be demerged, this demerger will have no change on the company name, business lines, head office location, representative titles/ names, capital stock or financial year end of AEON.

(2) This absorption-type split falls under Common Control Transactions related to Accounting Standards for Business Combinations.

(3) This absorption-type split is expected to have no significant effect on the consolidated operating results for FYE February 2009.

End

/EON

Selection of AEON Retail Co., Ltd. Officers

April 7, 2008 — AEON Co., Ltd. ("AEON") intends to transition to a pure holding company as of August 21, pursuant to a resolution passed by a regular shareholders' meeting held May 15 of this year. At the time of this reorganization, AEON will spin off its retail business divisions, moving these operations under wholly owned subsidiary AEON Retail Co., Ltd.

At a general meeting of the AEON Retail Co., Ltd. shareholders held today, new board directors and corporate auditors were selected, and representation rights were decided at the subsequent meeting of the board.

New AEON Retail Co., Ltd. board directors and corporate auditors selected today shall continue to operate under the same structure after the business transfer scheduled for August 21, 2008.

Details

1. Board Directors/ Corporate Auditors (responsibilities as of August 21)

President	Shouhei Murai
Senior Managing Director	Yasuhide Chikazawa General Manager, Products
Senior Managing Director	Yuhou Iesaka General Manager, Sales
Managing Director	Yoshihiro Izuka
	Branch Manager, West Japan Company
Managing Director	Hisashi Ogihara
	General Manager, Clothing Products Division
Managing Director	Hideshi Shigita
	General Manager, Human Resources, Administration
Managing Director	Kunio Nakamura
	General Manager, MaxValu Division
Director	Tsunenori Goda
	General Manager, Delicatessen Products Division
Director	Hikoo Yamada
	Branch Manager, Chubu Company
Director	Kuniaki Miyachi

	Branch Manager, Tohoku Company
Director	Hiroshi Asada
	General Manager, Food Products Division
Director	Shigeo Fujii Branch Manager, Kanto Company
Director	Nobuhisa Takahashi General Manager, SC Division
Director	Korehide Arai
	General Manager and Planning Director, Apparel Shop Planning
Director	Kenji Kitajima
	General Manager, Home and Leisure Products Division
Part-Time Director	Masaaki Toyoshima
	AEON Co., Ltd. Operating Officer
Part-Time Director	Masato Nishimatsu
	AEON Co., Ltd. Operating Officer
Part-Time Director	Mamoru Kuchihiro
	AEON Co., Ltd. Operating Officer
Corporate Auditor	*Masaru Suyama
Corporate Auditor	*Yoshinari Negoro
Corporate Auditor	Masaru Yokoi
Corporate Auditor	Yoichi Mori

* These two individuals are scheduled to assume positions as full-time corporate auditors as of August 21.

2. President Profile

Shohei Murai

Birth Date March 30, 1950

Education

March 1974	Graduated from Keio University Law School

Career Highlights

March 1974	Joined Jusco Co., Ltd. (now AEON Co., Ltd.)
October 1991	Hyogo Okayama Division, Miki Store Manager
August 1995	Kinki Shikoku Division, Takatsuki Store Manager
February 1997	Chubu Company, Chubu Division No. 1 General Manager
March 2001	General Manager, Leasing Division
February 2002	General Manager, SC Division
February 2004	General Manager, Sales

February 2004	Managing Director, Sales	
May 2006	Senior Managing Director	GMS and Sales
April 2007	Senior Managing Director	Sales, GMS Division EC Chair
September 2007	Senior Managing Director Sales/ Product, GMS Division EC Chair (current post)	

End

ÆON

Issuance of Stock Warrants as Stock-Based Compensation Stock Options

April 7, 2008 — During fiscal 2006, AEON Co., Ltd. ("the Company") adopted a system for issuing stock warrants to Company operating officers for the purpose of using Stock-Based Compensation stock options as incentive-based compensation. A resolution was passed at a Company board meeting held April 7, 2008 to also issue stock warrants to individuals (Company Group directors who are also regarded as operating officers; "AEON Group Corporate Directors," below) proposed to the Company's compensation committee and approved by the board of directors, according to the provisions of Articles 236 and 238 of the Company Law.

Details

1. Objective

The purpose of this system is to enhance the connection between personal compensation, Company operating results, and share value among AEON Group Corporate Directors (including Company operating officers; collectively termed "Operating Officers," below), as well as to instill a shared benefit of share price increases, and the risk of share price drops, together with Company shareholders. The intent is to increase the motivation and morale to improve mid- and long-term operating results, and to maximize corporate value.

2. Details of Stock Warrant Issuance

(1) Stock Warrant Identification

AEON Co., Ltd., Third Stock Warrant (Stock-Based Compensation Stock Options)

(2) Type and Number of Shares subject to Stock Warrants

17,300 shares of Company common stock.

(3) Total Number of Stock Warrants

173 warrants.

One hundred shares of stock attach to each warrant ("Number of Granted Shares").

(4) Stock Warrant Issuance Price

Issued at the fair accounting valuation price on the date of allotment.

(5) Amount Paid for Stock Warrants

Since stock warrants will be issued to Operating Officers as compensation equivalent to the fair accounting valuation price on the date of allotment, no financial payment in exchange for stock warrants will be required.

(6) Value of Assets to be Contributed at the time of Stock Warrant Exercise

The required payment amount at the time of stock warrant exercise shall be an amount equivalent to the payment amount ("Exercise Price") for each share of stock issued or transferred via the exercise of stock warrants, multiplied by the Number of Granted Shares. The Exercise Price shall be one yen (¥1).

(7) Stock Warrant Exercise Period

Between May 21, 2008 and May 20, 2023.

(8) Other Stock Warrant Exercise Terms

a. Individuals receiving an allotment of stock warrants ("Stock Warrant Owner") must maintain standing as Operating Officers, even at the time of exercise. However, individuals who have retired from their position as Operating Officer may exercise stock warrants within five (5) years of the date of their retirement.

b. All stock warrants owned must be exercised at the same time; stock warrants may not be exercised in separate transactions.

(9) Reasons/ Circumstances for Stock Warrant Cancellation

a. Stock warrants shall extinguish in the event that the exercise period elapses prior to the exercise of stock warrants, or in the event that the Operating Officer does not exercise stock warrants within five (5) years of retirement, regardless of whether the exercise period has ended or not.

b. The Company may cancel stock warrants without consideration in the event that Stock warrant Owners become subject to any of the following:

(i.) An act in serious violation of law or Company internal rules

(ii.) Criminal penalties resulting in imprisonment

(iii.) Assuming, or agreeing to assume, a position as officer or employee at a competing company without prior consent by the Company

(iv.) The death of an Inheritor of Rights as determined in (11)

(v.) When the Stock Warrant Owner announces the intent to abandon all stock warrants

c. In the event that a resolution is passed by the Company's board of directors to acquire all or a portion of stock warrants, the Company may acquire and cancel such stock warrants without consideration, according to board resolution.

(10) Non-assignment of Stock Warrants

Neither Stock Warrant Owners nor Inheritor of Rights as determined in (11) may transfer stock warrants or offer stock warrants as security.

(11) Stock Warrant Succession

In the event of the death of the Stock Warrant Owner, one (1) legal successor of the Stock Warrant Owner ("Inheritor of Rights") may succeed the rights of the Stock Warrant Owner with respect to stock warrants. In the event of the death of the Inheritor of Rights, the successor of said Inheritor of Rights may not inherit stock warrants.

(12) Stock Warrant Certificate Issuance

Stock warrant certificates shall not be issued to Stock Warrant Owners or Inheritor of Rights.

(13) Change in Paid-In Capital and Capital Reserves after Stock Warrant Exercise

When new common shares of Company stock are issued in response to the exercise of stock warrants, the amount of the increase in paid-in capital shall be one-half (1/2) the total of the per-share book value and exercise price (round up to the nearest yen). The amount of increase in capital reserves shall be the amount remaining when subtracting the amount of the relevant increase in paid-in capital from the amount of the relevant total.

(14) Individuals Eligible for Stock Warrants

Allotted to AEON Group Corporate Directors (seven individuals).

(15) Stock Warrant Allotment Date

April 22, 2008.

End

AEON

Change in Fiscal Year End (Last Day of Fiscal Year)

April 7, 2008 — The board of directors of AEON Co., Ltd. ("AEON" or "the Company") voted on April 7, 2008 to present a resolution before the 83rd Annual General Shareholders' Meeting scheduled for May 15, 2008 to change the fiscal year end of the Company as detailed below.

Details

1. Reason for Change

The Company has decided to change its fiscal year end (last day of the fiscal year end) to the last day of February. This change will facilitate management planning, financial consolidation, and the disclosure of management information, as well as generate greater group management efficiency. The change will also facilitate the Company's quarterly reporting system, and a more rapid financial close.

2. Details of Change

Current Fiscal Year	February 21 through February 20 of the following year
New Fiscal Year	March 1 through the last day of February of the following year

Accounting period 84, the next fiscal year following the change described above, will run one year and eight days, from February 21, 2008 through February 28, 2009.

3. Future Outlook

The Company's projected operating results and dividends for the fiscal year ending February 2009 (February 21, 2008 through February 28, 2009) are as disclosed in the FYE February 2008 Financial Results (February 21, 2007 through February 20, 2008) published today. The fiscal year end for the operating company (AEON Retail Co., Ltd.) scheduled to succeed the AEON retail business on August 21, 2008 by means of absorption-type demerger will continue to be February 20; accordingly, the effect of the change of the Company's fiscal year end on Company consolidated operating results is expected to be minor.

End

AEON

Company Demerger associated with the Transition to a Pure Holding Company Structure

April 7, 2008 — AEON Co., Ltd. ("the Company" or "AEON") will transition to a pure holding company system as of August 21, 2008 as previously announced. Today, the Company's board of directors voted to demerger the Company's retail and other business divisions, transferring these divisions to the wholly owned Company subsidiary AEON Retail Co., Ltd. ("Absorption-Type Split Successor Company"). The matter will be presented at the annual general shareholders' meeting for approval on May 15, 2008.

Subsequent to this company demerger, the Company will become a pure holding company, owning the stock of each group company, and intending to continue to maintain its status as a publicly traded firm.

The execution of the absorption-type demerger agreement and partial change to the Company's articles of incorporation are subject to approval at the Company's annual general shareholders' meeting, scheduled for May 15, 2008.

Details

1. Objective

The Company achieved historical growth through open management respecting the independence of each group company, allowing numerous subsidiaries to experience significant growth, while at the same time participating in equity and operational tie-ups with leading like-minded corporations in Japan and around the world.

Today, the shape of the group has undergone a significant change, with consolidated Operating Income in excess of ¥5.1 trillion, and more than 168 affiliated companies (consolidated subsidiaries, equity-method affiliates). The group has grown to a tremendous level in terms of scale and variety of operations. The group has also embarked into new growth industries, including general financial services and banking, as well as foreign expansion into China and other regions.

The Company has recognized that group management restructuring is one key factor that had to be addressed to improve the corporate value of the group as a whole, and to reach new levels of growth.

In response to the circumstances outlined above, the Company has made the decision to transition to a pure holding company, with the objective of (a) creating a new group growth model, (b) restructuring the Company's business structure, and (c) further strengthening Company policies of "Focus and Decentralization" to maximize corporate value.

(a) Creation of New Growth Models

The Company's future growth strategy is to transition to a pure holding company structure that clearly separates "holding company (strategy)" from "operating company (operations)," ensuring an appropriate balance that does not disproportionately emphasize the Company's domestic retail and other core businesses, but rather allows each business to concentrate on its own responsibilities.

The holding company will be used to strengthen the strategic planning function of the group, producing innovative ideas and promoting rapid restructuring in order to accomplish the policy of business selection and focus, optimally allocating management resources.

The operating companies will focus on customer satisfaction, as well as achieving our management mission: The Customer is Number 1. Operating companies will provide for dramatically improved expertise and a community-based presence, and strengthening the drive toward creating more alert and agile businesses.

(b) Business Restructuring

The Company is faced with the necessity of restructuring our businesses, including the reorganization the Company's GMS (General Merchandise Store) operations (the most pressing group issue at the present time), and strengthening the non-consolidated earnings capacity of the largest group operating company, AEON Co., Ltd.

Transitioning to a pure holding company structure will remove holding company functions out of the GMS division (largest of the principal group companies) in both name and fact. This will allow the Company to quickly implement a fundamental reorganization from the standpoint of group-wide strategy.

(c.) Greater Focus and Decentralization

To date, the Company has pursued a group management philosophy of "Focus and Decentralization," which takes advantage of the uniqueness of each company, while sharing/ consolidating group principles and common functions.

In conjunction with the transition to a pure holding company structure, we will be able to create high-level group synergies spanning business borders (including products and benefits of scale), concentrating and optimizing shared functions. At the same time, strengthening management by business will lead to an advanced degree of "Focus and Decentralization," resulting in group management of self-contained businesses with clearly defined authority and responsibility. Delegating authority to establish a management structure with a more clearly defined responsibility will result in more rapid decisions, and will nurture the next generation of top management.

2. Overview

(1) Schedule

Monday, April 7, 2008 Board of directors approval of absorption-type demerger agreement

Thursday, May 15, 2008 (Planed) Present absorption-type demerger agreement for approval at the general shareholders' meeting

Thursday, August 21, 2008 (Planed) Planned date for absorption-type demerger (effective date)

(2) Procedures

An absorption-type demerger, with the Company as the demerged company, and the Absorption-Type Split Successor Company as the successor company.

(3) Allocation of Shares

The entire 99,800 shares of common stock issued by AEON Retail will be allocated to the Company.

(4) Decrease of Paid-In Capital

No changes in paid-in capital will occur.

(5) Treatment of Warrants and Bonds with Stock Purchase Warrants

While the Company does issue stock purchase warrants, this demerger will not cause changes in the treatment of such. The Company does not issue bonds with stock purchase warrants attached.

(6) Rights and Obligations to be succeeded by the Absorption-Type Split Successor Company

The rights and obligations succeeded by the Absorption-Type Split Successor Company shall be those assets, liabilities, rights and obligations according to contractual standing as determined according to the demerger agreement dated April 7, 2008 as held by the Company on the effective date of the demerger. The absorption-type demerger company shall take over obligations of the Company, but shall not be liable for such.

(7) Fulfillment of Obligations

Both parties expect that each will be able to perform the obligations undertaken.

3. Overview of Companies

(1) Business Name	AEON Co., Ltd. (demerged company)	AEON Retail Co., Ltd. [non-consolidated] (Absorption-Type Split Successor Company) (Note 2)
(2) Description of Business	General retailer	No business operations prior to AEON demerger
(3) Incorporation Date	September 21, 1926	July 30, 1986
(4) Address of Head Office	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture	1-5-1 Nakase, Mihama-ku, Chiba City. Chiba Prefecture
(5) Company Representative	Motoya Okada, President	Shohei Murai, President
(6) Paid-In Capital	¥199,054,000,000	¥10,000,000
(7) Number of Shares Issued	800,446,000 shares	200 shares
(8) Net Assets	¥1,167,400,000,000	¥3,060,000
(9) Total Assets	¥3,591,400,000,000	¥3,130,000
(10) Fiscal Year End	February 20	February 20
(11) Number of Employees	241,129 (consolidated) (part-time workers converted to 8-hour equivalent)	0
(12) Major Shareholders and Ownership Ratios	Japan Trustee Services Bank, Ltd. 4.35% The Master Trust Bank of Japan, Ltd. 4.04% Mizuho Corporate Bank, Ltd. 3.13% AEON Environmental Foundation 2.76% The Cultural Foundation of Okada 2.62%	AEON 100%
(13) Main Banking Relationships	Mizuho Corporate Bank, Ltd. The Norinchukin Bank Sumitomo Mitsui Banking Corporation Resona Bank, Ltd.	Mizuho Corporate Bank, Ltd.

	Others	
(14) Inter-Company Relations	Capital	The Company owns 100% of the outstanding shares of the successor company.
	Management	The Company has assigned 18 directors and one corporate auditor to the successor company.
	Business Transactions	N/A.

(Notes)

1. Overview of demerged company and figures for successor company reflect the fiscal year ended February 2008.

2. AEON Retail Co., Ltd. is an existing company formed for the purpose of protecting the business name.

(15) Operating Results (Demerger Company) for the Past Three Fiscal Periods

[Consolidated]

Fiscal Period	FYE Feb 2006	FYE Feb 2007	FYE Feb 2008
Operating Revenues (¥ millions)	4,430,285	4,824,775	5,167,366
Operating Income (¥ millions)	166,105	189,728	156,040
Ordinary Income (¥ millions)	175,989	188,303	166,326
Net Income (¥ millions)	28,932	57,656	43,932
Net Income/ Share (¥)	39.61	77.31	55.75
Net Assets/ Share (¥)	932.50	1141.40	1136.73

[Non-Consolidated]

Fiscal Period	FYE Feb 2006	FYE Feb 2007	FYE Feb 2008
Operating Revenues (¥ millions)	1,892,909	1,960,265	2,068,712
Operating Income (¥ millions)	24,297	33,576	31,718
Ordinary Income (¥ millions)	31,117	44,045	49,534

Net Income (¥ millions)	2,282	24,452	2,821
Net Income/ Share (¥)	3.15	32.79	3.58
Dividends/ Share (¥)	15.00	15.00	17.00
Net Assets/ Share (¥)	586.41	786.63	721.51

4. Demerged Businesses

(1) Businesses to be Demerged

Retail businesses operated by the Company; all businesses operated by the Company as of the last day prior to the effective date of the demerger (excluding management related to business activities of the company owning stock and business related to group management)

(2) Management Results of Businesses to be Demerged

Fiscal Period	Business Division (a)	FYE Feb 2008 Operating Results (b)	Ratio (a/b)
Operating Revenue (¥ millions)	2,002,892	2,068,712	96.8%
Gross Profit (¥ millions)	481,236	488,172	98.6%
Operating Income (¥ millions)	29,012	31,718	91.5%
Ordinary Income (¥ millions)	34,028	49,534	68.7%

(Note)

The above figures are the actual results for FYE February 2008, less those amounts not subject to succession, including portion of headquarters expenses, etc.

(3) Assets, Liabilities to be Demerged (as of February 20, 2008)

Assets		Liabilities	
Category	Book Value	Category	Book Value
Assets	¥939,300,000,000	Liabilities	¥671,900,000,000

(Note)

The figures for assets and liabilities to be demerged are calculations based on balance sheets as of February 2008. Increases or decreases occurring prior to the day before the effective date of the demerger will be added to/ subtracted from demerged assets and/ or liabilities.

6. Status of Public Company after Company Demerger

(1) Company Name	AEON CO., LTD.
(2) Business Description	Pure Holding Company
(3) Address of Head Office	1-5-1 Nakase, Mihama-ku, Chiba City
(4) Representative	Motoya Okada, President
(5) Paid-In Capital	¥199,054,000,000
(6) Net Assets	¥1,167,400,000,000 (consolidated)
(7) Total Assets	¥3,591,400,000,000 (consolidated)
(8) Fiscal Year End	End of February (planned)
(9) Impact on Future Results	

The impact of this company demerger on consolidated operating results is expected to be minor.

End

[Reference] Transition to Pure Holding Company – Concept Diagram (planned)



[Current]
[After 8/21]
General Shareholders' Meeting
Operations Holding Company
AEON Co., Ltd.
Business Divisions (GM, SM, SuC, DV, etc.)
100%
AEON Retail Co., Ltd.
Group Companies (Operating Companies/ Shared Services Companies)
Business divisions of AEON transferred to AEON Retail on 8/21
Pure Holding Company
AEON Co., Ltd.
AEON Retail Co., Ltd. (GM, SM, SuC, DV, etc.)
Operating companies categorized into one of 11 segments: GMS, SM, Strategic Retail, Drug, Specialty Store, General Financial Services, Development, Services, Non-Store, Overseas, China

Notice of Partial Changes to Articles of Incorporation

April 7, 2008 — AEON CO., Ltd. has decided at the meeting of the board of directors held on April 7, 2008 to propose "partial changes to the Articles of Incorporation" at the company's 83rd ordinary general meeting of shareholders scheduled on May 15, 2008 as described below.

Details

1. Partial changes to the Articles of Incorporation

(1) Purpose of the changes to the Articles of Incorporation

AEON CO., Ltd. will transfer the retail business of the company including the GMS business to its wholly owned subsidiary, AEON Retail Co., Ltd. by means of absorption-type split and become a pure holding company. Since the company will change its management organization from an operating holding company to a pure holding company, the company will change the purpose defined in Article 3 of the Articles of Incorporation and the number of operating officers defined in Article 30.

The changes to the Articles of Incorporation will be effective from August 21, 2008 under the condition that the proposal for the absorption-type split agreement (Proposal No.1) is approved, and the absorption-type split agreement described in the proposal enters into force.

In addition, although the fiscal year of the company is a one year period from February 21 of each year to February 20 of the following year, we would like to change it to a one year period from March 1 of each year to the last day of February of the following year in order to facilitate consolidated accounting and disclosure of information regarding company management. Due to the change made to the fiscal year, the company will change the necessary parts of the provisions of Articles 12, 34 and 35 of the current Articles of Incorporation and modify some other articles.

(2) Description of the changes to the Articles of Incorporation

The changes are as described in the separate sheet.

(3) Schedule of enforcing changes to the Articles of Incorporation

Proposed effective date: May 15, 2008

However, the changes to Article 3 (Purpose) and Article 30 (Number of Operating Officers) will be effective from August 21, 2008.

End of Document

(Separate Sheet)

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
Article 1 Article 2 (The text of Articles 1 and 2 are omitted)	Article 1 Article 2 (Same as the current Articles)
(Purpose) Article 3 The purpose of the Company is <u>to operate the following businesses</u>.	(Purpose) Article 3 The purpose of the Company is <u>to control or manage the business activities of companies operating the following businesses and foreign companies operating businesses corresponding to the following businesses by holding shares or equity in the companies</u>.
1 through 24 (The text of Items 1 to 24 are omitted)	1 through 24 (Same as the current Articles)
25 Non-life insurance agency business, life insurance soliciting business, and introduction and support for outsourcing <u>specific securities businesses (Article 65 Paragraph 2 Item 11 of Securities Exchange Law)</u> to non-life insurance companies.	<u>25</u> Non-life insurance agency business, life insurance soliciting business, and introduction and support for outsourcing <u>specific financial instruments exchange businesses</u> to non-life insurance companies.
26 <u>Securities agency business</u> 27 (Text is omitted) 28 (Text is omitted) 29 <u>Control and management of business activities of companies operating businesses related to each preceding item and bank businesses by holding shares in the companies</u>	26 <u>Financial instruments agency business</u> 27 (Same as the current Paragraph) 28 (Same as the current Paragraph) 29 <u>Bank business</u>
(New paragraph)	<u>(2) The Company may operate businesses defined in each preceding item (excluding Item</u>

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
	<u>29) and businesses related to or incidental to each preceding item.</u>
Articles 4 through 6 (Text is omitted)	Articles 4 through 6 (Same as the current Articles)
Chapter 2 Shares (Total number of shares that can be issued, issuance of share certificates, number of shares per unit, and non-issuance of shares of less than one unit)	Chapter 2 Shares (Total number of shares that can be issued, issuance of share certificates, number of shares per unit, and non-issuance of shares of less than one unit)
Article 7 The total number of Company shares that can be issued shall be 2.4 billion.	Article 7 The total number of Company shares that can be issued shall be 2.4 billion.
The number of Company shares per unit shall be 100 shares.	<u>(2)</u> The number of Company shares per unit shall be 100 shares.
The Company shall issue share certificates for the shares. The Company, however, shall not issue share certificates for shares that are less than one unit (hereinafter referred to as "shares less than one unit") except as specified in the Share Handling Regulations.	<u>(3)</u> The Company shall issue share certificates for the shares. The Company, however, shall not issue share certificates for shares that are less than one unit (hereinafter referred to as "shares less than one unit") except as specified in the Share Handling Regulations.
Article 8 (Text is omitted) (Person responsible for managing the list of shareholders) Article 9 The Company shall appoint a person responsible for managing the list of shareholders.	Article 8 (Same as the current Article) (Person responsible for managing the list of shareholders) Article 9 The Company shall appoint a person responsible for managing the list of shareholders.

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
The Person responsible for managing the list of shareholders and the place of office of the same shall be designated by a resolution of the board of directors and shall be officially announced.	<u>(2)</u> The Person responsible for managing the list of shareholders and the place of office of the same shall be designated by a resolution of the board of directors and shall be officially announced.
The Company shall delegate the creation and safekeeping of the list of shareholders (including the list of beneficial shareholders; hereinafter the same shall apply), the register of share warrants, and the register of lost share certificates of the Company, and the office work related to the list of shareholders, the register of share warrants, and the register of lost share certificates to the person responsible for managing the list of shareholders, and the Company shall not handle the above list and registers.	<u>(3)</u> The Company shall delegate the creation and safekeeping of the list of shareholders (including the list of beneficial shareholders; hereinafter the same shall apply), the register of share warrants, and the register of lost share certificates of the Company, and the office work related to the list of shareholders, the register of share warrants, and the register of lost share certificates to the person responsible for managing the list of shareholders, and the Company shall not handle the above list and registers.
Article 10 (Text is omitted)	Article 10 (Same as the current Article)
Chapter 3 General Meeting of Shareholders	Chapter 3 General Meeting of Shareholders
(Convocation of meeting of shareholders) Article 11 The ordinary general meeting of shareholders of the Company shall be convened within three months from the day following the record date, and an extraordinary general meeting of shareholders of the Company shall be convened when necessary.	(Convocation of meeting of shareholders) Article 11 The ordinary general meeting of shareholders of the Company shall be convened within three months from the day following the record date, and an extraordinary general meeting of shareholders of the Company shall be convened when necessary.
The general meeting of shareholders shall be convened at the location of the head office, or	<u>(2)</u> The general meeting of shareholders shall be convened at the location of the head office,

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
in Chiyoda-ku, Tokyo, or at a place in the vicinity of these locations.	or in Chiyoda-ku, Tokyo, or at a place in the vicinity of these locations.
The general meeting of shareholders shall be convened by a director designated at a meeting of the board of directors unless otherwise stipulated by law. In the event that the director designated at the meeting of the board of directors is unavailable, another director specified at the meeting of the board of directors shall convene the general meeting of shareholders.	<u>(3)</u> The general meeting of shareholders shall be convened by a director designated at a meeting of the board of directors unless otherwise stipulated by law. In the event that the director designated at the meeting of the board of directors is unavailable, another director specified at the meeting of the board of directors shall convene the general meeting of shareholders.
(Record date) Article 12 The record date for determining the right to vote at the general meeting of shareholders of the Company shall be <u>February 20</u> of each year.	(Record date) Article 12 The record date for determining the right to vote at the general meeting of shareholders of the Company shall be <u>the last day of February</u> of each year.
Articles 13 through 16 (Text is omitted)	Articles 13 through 16 (Same as current Articles)
Chapter 4 Directors and Board of Directors	Chapter 4 Directors and Board of Directors
(Number of directors) Article 17 The number of Company directors shall be equal to or less than 12.	(Number of directors) Article 17 The number of Company directors shall be equal to or less than 12.
Two or more of the directors shall be external directors.	<u>(2)</u> Two or more of the directors shall be external directors.
(Appointment of directors) Article 18 Directors shall be appointed at a	(Appointment of directors) Article 18 Directors shall be appointed at a

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
general meeting of shareholders. Resolutions to appoint directors shall be approved by a majority vote of the shareholders with voting rights at a meeting in which at least one-third of the shareholders entitled to exercise voting rights are present. However, the appointment of directors shall not be based on cumulative voting. (Term of office of directors) Article 19 The term of office of directors shall be until the close of the ordinary general meeting of shareholders pertaining to the last fiscal year within one year after appointment. The term of office of directors appointed as alternate or additional directors shall be the same as the remaining term of the other current directors. Article 20 (Text is omitted) (Authority of board of directors) Article 21 The board of directors shall decide on matters stipulated in laws and regulations or the Article of Incorporation and the business activities of the company, and shall supervise the exercising of the functions of the directors and operating officers. The board of directors may delegate	general meeting of shareholders. <u>(2)</u> Resolutions to appoint directors shall be approved by a majority vote of the shareholders with voting rights at a meeting in which at least one-third of the shareholders entitled to exercise voting rights are present. However, the appointment of directors shall not be based on cumulative voting. (Term of office of directors) Article 19 The term of office of directors shall be until the close of the ordinary general meeting of shareholders pertaining to the last fiscal year within one year after appointment. <u>(2)</u> The term of office of directors appointed as alternate or additional directors shall be the same as the remaining term of the other current directors. Article 20 (Same as the current Article) (Authority of board of directors) Article 21 The board of directors shall decide on matters stipulated in laws and regulations or the Article of Incorporation and the business activities of the company, and shall supervise the exercising of the functions of the directors and operating officers. <u>(2)</u> The board of directors may delegate

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
decision-making regarding the business activities of the Company to operating officers except for certain matters defined in laws and regulations or the Article of Incorporation.	decision-making regarding the business activities of the Company to operating officers except for certain matters defined in laws and regulations or the Article of Incorporation.
Article 22 (Text is omitted)	Article 22 (Same as the current Article)
(Resolutions of the board of directors) Article 23 Resolutions of the board of directors shall be approved by a majority vote of directors at meetings in which a majority of the directors are present.	(Resolutions of the board of directors) Article 23 Resolutions of the board of directors shall be approved by a majority vote of directors at meetings in which a majority of the directors are present.
The Company shall deem that a resolution has been made by the board of directors when the requirements set forth in Article 370 of Japan's Company Law are satisfied.	<u>(2)</u> The Company shall deem that a resolution has been made by the board of directors when the requirements set forth in Article 370 of Japan's Company Law are satisfied.
Articles 24 and 25 (Text is omitted)	Articles 24 and 25 (Same as the current Articles)
Chapter 5 Committees	Chapter 5 Committees
Articles 26 through 29 (Text is omitted)	Articles 26 through 29 (Same as the current Articles)
Chapter 6 Operating Officers	Chapter 6 Operating Officers
(Number of operating officers) Article 30 The number of operating officers of the Company shall be equal to or less than <u>30</u>.	(Number of operating officers) Article 30 The number of operating officers of the Company shall be equal to or less than <u>25</u>.

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
Articles 31 and 32 (Text is omitted)	Articles 31 and 32 (Same as the current Articles)
(Chief executive officer and operating officers with special titles) Article 33 Operating officers representing the Company shall be designated by a resolution of the board of directors. The board of directors may designate, by resolution, a chairman of the operating officers, a chief executive officer, several vice chairmen of the operating officers, several vice presidents of the operating officers, several senior executive operating officers, and several executive operating officers.	(Chief executive officer and operating officers with special titles) Article 33 Operating officers representing the Company shall be designated by a resolution of the board of directors. (2) The board of directors may designate, by resolution, a chairman of the operating officers, a chief executive officer, several vice chairmen of the operating officers, several vice presidents of the operating officers, several senior executive operating officers, and several executive operating officers.
Chapter 7 Calculation	Chapter 7 Calculation
(Fiscal year and accounting period) Article 34 The fiscal year of the Company shall be a one year period from <u>February 21</u> of each year to <u>February 20</u> of the following year, and the accounting period shall be deemed to close on the last day of the fiscal year.	(Fiscal year and accounting period) Article 34 The fiscal year of the Company shall be a one year period from <u>March 1</u> of each year to <u>the last day of February</u> of the following year, and the accounting period shall be deemed to close on the last day of the fiscal year.
(Distribution of retained earnings) Article 35 The Company shall determine the distribution of retained earnings and other matters pursuant to each item of Article 459-1 of Japan's Company Law by a resolution of the board of directors without a resolution of the general meeting of shareholders unless	(Distribution of retained earnings) Article 35 The Company shall determine the distribution of retained earnings and other matters pursuant to each item of Article 459-1 of Japan's Company Law by a resolution of the board of directors without a resolution of the general meeting of shareholders unless

(Changed parts are underlined)

Current Articles of Incorporation	Proposed changes
otherwise stipulated by law.	otherwise stipulated by law.
The record date for the distribution of year-end retained earnings of the Company shall be February 20 each year.	(2) The record date for the distribution of year-end retained earnings of the Company shall be the last day of February each year.
In addition to the preceding paragraph, the distribution of retained earnings may be made on a separately defined record date.	(3) In addition to the preceding paragraph, the distribution of retained earnings may be made on a separately defined record date.
In the event that a distribution is made by cash, and is not received within three years from the commencement of payment thereof, a company may be relieved from the obligation of making the payment thereof.	(4) In the event that a distribution is made by cash, and is not received within three years from the commencement of payment thereof, the Company may be relieved from the obligation of making the payment thereof
Interest shall not be imposed on unpaid dividends.	(5) Interest shall not be imposed on unpaid dividends.
	Supplementary provision Notwithstanding the provisions of Article 34 (fiscal year and accounting period), the 84th fiscal year shall be from February 21, 2008 to February 28, 2009. This supplementary provision shall be removed after the end of the 84th fiscal year.

AEON

Corporate Demerger (Simplified Demerger) into Group Common Services Companies

April 18, 2008 — AEON Co., Ltd. ("the Company" or "AEON") has determined to transfer PB product development, product purchasing (mainly national brand purchasing), and SCM functions to three subsidiary companies established on May 21 of last year. The transfer of operations will be accomplished through a simplified demerger, effective June 21, 2008.

As this is a simplified demerger with the successor companies being wholly owned subsidiaries, certain disclosures have been omitted.

Details

1. Objective

AEON established three subsidiaries in May of last year that will be responsible for Group common services for the purpose of further strengthening ties among Group companies and partner firms, as well as to pursue stronger Group synergies. These subsidiaries began operations in August of last year.

During the intervening period, AEON engaged in advanced systems development and rationalization for the services company mechanism supplying products to each of the companies in the Group. The system is planned for launch in June of this year. In conjunction with this launch, certain assets, etc. of products and logistics centers managed by AEON Co., Ltd. will be transferred to each of the three subsidiaries via corporate demerger.

The support system provided by these three subsidiaries as Group common services companies will continue to be improved, resulting in significantly higher efficiencies in product purchasing, as well as reduction in overall Group costs, leading to the development of stores that offer extremely advanced levels of customer satisfaction.

2. Overview of the Corporate Demerger

(1) Demerger Schedule

Demerger Agreement Approval by Representative	April 18, 2008
Demerger Agreement Approval Board Meeting (Successor Companies)	April 18, 2008
Demerger Agreement Finalization	April 18, 2004
Demerger Date (Effective Date)	June 21, 2008

(2) Procedures

An absorption-type demerger, with AEON being the demerged company and AEON TOPVALU Co., Ltd., AEON GLOBAL MERCHANDISING Co., Ltd., and AEON GLOBAL SCM Co., Ltd. each being Successor Companies. As this will be a simplified demerger according to the provisions of Paragraph 3 Article 784 of the Company Law, the demerger will be conducted without approval in a general shareholders' meeting.

(3) Allocation of Shares

The number of shares issued by each successor company in connection with this demerger shall be as follows, with all shares being allocated to the Company:

AEON TOPVALU Co., Ltd.	Common Stock	2,000 shares
AEON GLOBAL MERCHANDISING Co., Ltd.	Common Stock	2,000 shares
AEON GLOBAL SCM Co., Ltd.	Common Stock	2,000 shares

(4) Decrease in Paid-In Capital

No changes to paid-in capital will occur.

(5) Treatment of Warrants and Bonds with Stock Purchase Warrants

While the Company does issue stock purchase warrants, this demerger will not result in any changes in the treatment of such. The Company does not issue bonds with stock purchase warrants attached.

(6) Rights and Obligations to be succeeded by the Successor Companies

The rights and obligations succeeded by the Successor Companies shall be those assets, liabilities, contracts and related rights and obligations deemed necessary for the execution of the business operations subject to demerger. All employees engaged in work related to the business operations subject to demerger shall be considered as being temporarily transferred from the Company. With certain exceptions, the Company shall undertake responsibility for transferred obligations without further explicit liability.

(7) Fulfillment of Obligations

All parties expect that each will be able to perform the obligations undertaken subsequent to the effective date of demerger.

3. Company Overview

(1) Company Name	AEON Co., Ltd. (Demerged Company) [non-consolidated]	AEON TOPVALU Co., Ltd. (Successor Company) [non-consolidated]
(2) Business Description	General retailer	PB product planning, development, retail sales
(3) Incorporation Date	September 21, 1926	May 21, 2007
(4) Address of Head Office	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture
(5) Company Representative	Motoya Okada, president	Tetsu Tomonaga, president
(6) Paid-In Capital	¥199,054,000,000	¥10,000,000
(7) Number of Shares Issued	800,446,000 shares	2,000 shares
(8) Net Assets	¥552,526,000,000	¥(309,000,000)
(9) Total Assets	¥1,340,546,000,000	¥91,000,000
(10) Fiscal Year End	February 20	February 20
(11) Number of Employees	76,624 (part-time workers converted to 160-hour monthly equivalent)	113
(12) Major Vendors	Manufacturers and wholesalers in Japan and throughout the world	AEON Co., Ltd.
(13) Major Shareholders and Ownership Ratios	Japan Trustee Services Bank, Ltd. 4.35% The Master Trust Bank of Japan, Ltd. 4.04% Mizuho Corporate Bank, Ltd. 3.13% AEON Environmental Foundation 2.76% The Cultural Foundation of Okada 2.62%	AEON Co., Ltd. 100%

(14) Operating Results for the Past Three Fiscal Periods	FYE 2/2006	FYE 2/2007	FYE 2/2008	FYE 2/2006	FYE 2/2007	FYE 2/2008
Operating Revenues (¥ millions)	1,892,909	1,960,265	2,068,712	--	--	280
Operating Income (¥ millions)	24,297	33,576	31,718	--	--	(328)
Ordinary Income (¥ millions)	31,117	44,045	49,534	--	--	(329)
Net Income (¥ millions)	2,282	24,452	2,821	--	--	(329)
Net Income/ Share (¥)	3.15	32.79	3.58	--	--	(164,740)
Dividends/ Share (¥)	15.00	15.00	17.00	--	--	--
Net Assets/ Share (¥)	586.41	786.63	721.51	--	--	(154,740)

(1) Company Name	AEON GLOBAL MERCHANDISING Co., Ltd. (Successor Company) [non-consolidated]	AEON GLOBAL SCM Co., Ltd. (Successor Company) [non-consolidated]
(2) Business Description	Wholesaler	Logistics
(3) Incorporation Date	May 21, 2007	May 21, 2007
(4) Address of Head Office	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture	1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture
(5) Company Representative	Yoshitomo Suzuki, president	Takao Iwamoto, president
(6) Paid-In Capital	¥10,000,000	¥10,000,000
(7) Number of Shares Issued	2,000 shares	2,000 shares

(8) Net Assets	¥(24,000,000)			¥55,000,000		
(9) Total Assets	¥73,000,000			¥186,000,000		
(10) Fiscal Year End	February 20			February 20		
(11) Number of Employees	53			105		
(12) Major Vendors	AEON Co., Ltd.			AEON Co., Ltd.		
(13) Major Shareholders and Ownership Ratios	AEON Co., Ltd. 100%			AEON Co., Ltd. 100%		
(14) Operating Results for the Past Three Fiscal Periods	FYE 2/2006	FYE 2/2007	FYE 2/2008	FYE 2/2006	FYE 2/2007	FYE 2/2008
Operating Revenues (¥ millions)	--	--	267	--	--	540
Operating Income (¥ millions)	--	--	(44)	--	--	67
Ordinary Income (¥ millions)	--	--	(44)	--	--	67
Net Income (¥ millions)	--	--	(44)	--	--	35
Net Income/ Share (¥)	--	--	(22,349)	--	--	17,637
Dividends/ Share (¥)	--	--	--	--	--	--
Net Assets/ Share (¥)	--	--	(12,349)	--	--	27,637

4. Demerged Businesses

	Successor Companies		
	AEON TOPVALU Co., Ltd.	AEON GLOBAL MERCHANDISING Co., Ltd.	AEON GLOBAL SCM Co., Ltd.
(1) Demerged Businesses	Planning, development and retail promotion of private brand products; certain operations related to	National brand product purchasing; certain operations related to supplying Group companies	Certain logistics operations between AEON Co., Ltd. and Group companies

		supplying Group companies		
(2) Management Results of Demerged Businesses (Operating Revenues)				
Demerged Business Division (a)		¥34,006,000,000	¥89,000,000	¥2,772,000,000
Company FYE 2/2008 Results (b)		¥2,068,712,000,000		
Ratio (a/b)		1.64%	0.00%	0.13%
(3) Value of Demerged Assets, Liabilities (as of February 20, 2008)				
Category		Book Value		
Assets	Current Assets	¥5,667,000,000	¥2,268,000,000	¥5,000,000
	Fixed Assets	¥19,000,000	¥5,000,000	¥515,000,000
	Total Assets	¥5,686,000,000	¥2,274,000,000	¥520,000,000
Liabilities	Current Liabilities	0	0	0
	Long-Term Liabilities	0	0	0
	Total Liabilities	0	0	0

(Note)

The figures for assets and liabilities to be demerged are calculations based on balance sheets as of February 20, 2008. Increases or decreases occurring prior to the day before the effective date of the demerger will be added to/ subtracted from demerged assets and/ or liabilities.

5. Status of Company (Demerged Company) subsequent to Demerger

(1) No changes will occur in company name, business lines, head office address, representative, paid-in capital or fiscal year end

(2) Net Assets

The difference between assets and liabilities transferred to the successor companies will result in a decrease in net assets.

6. Future Outlook

As this demerger will take place with wholly owned subsidiaries as successor companies, there will only be minor effects on Company consolidated operating results.

End

ÆON

Details regarding the AEON Co., Ltd. Third Stock Warrant Issuance (Stock-Based Compensation Stock Options)

April 24, 2008 — AEON Co., Ltd. ("the Company") has finalized the issuance price for the AEON Co., Ltd. Third Stock Warrant, a stock-based compensation (stock options) for Company executive officers for FYE 2007.

The AEON Co., Ltd. Third Stock Warrant (Stock-Based Compensation Stock Options) provides for a total of 840 warrants (84,000 shares subject to purchase warrants), which were allocated on April 22, 2008. A total of 667 warrants (66,700 shares subject to purchase warrants) were allocated to Company executive officers, and 173 warrants (17,300 shares subject to purchase warrants) were allocated to AEON Group company directors.

Details

1. Stock Warrant Identification
AEON Co., Ltd., Third Stock Warrant (Stock-Based Compensation Stock Options)

2. Stock Warrant Issuance Price
¥116,200 per share (no financial payment will be required in exchange for stock purchase warrants, as the warrants are issued as compensation for Company executive officers etc. at the fair accounting valuation price on the day of allocation)

End

Overview of the AEON Co., Ltd. Third Stock Warrant (Stock-Based Compensation Stock Options)

(1) Compensation Committee Resolution	April 7, 2008
(2) Board of Directors Resolution	April 7, 2008
(3) Stock Purchase Warrant Exercise Period	May 21, 2008 to May 20, 2023
(4) Stock Purchase Warrant Allocation Date	April 22, 2008
(5) No. of Stock Warrants to be Issued	840
(6) Type and Number of Shares subject to Stock Warrants	Common Stock; 84,000 shares
(7) Value of Assets to be Contributed at the Time of Stock Warrant Exercise	¥1 per share
(8) Individuals Eligible for Stock Warrants	Thirty (30) individuals selected as Company executive officers during the May 11, 2007 meeting of the board of directors and seven (7) AEON Group company directors.

ÆON

Amended Tender Offer Terms for CFS Corporation Stock

May 8, 2008 — AEON Co., Ltd. ("AEON" or "the Company") has made the following amendments to the purchase terms related to AEON's tender offer for shares of common stock of CFS Corporation (Code No. 8229, Tokyo Stock Exchange, First Section. "CFS" or "Target Company," below).

These changes in purchase terms have been made in response to the status of subscriptions, and relate to the number of stock certificates planned for purchase (maximum), as well as other associated changes thus necessitated.

Based on the provisions of Article 27-8 Paragraph 2 of the Financial Instruments and Exchange Law ("the Law," below), the Company has filed today with the Kanto Local Finance Bureau an amendment to the original Tender Offer Registration Statement filed on April 4, 2008.

Details

1 Overview of Tender Offer

(1) Target Company	CFS Corporation
(2) Type of Shares to be Purchased	Common Stock
(3) Duration of Tender Offer	From April 4, 2008 (Thursday)
	to May 8, 2008 (Thursday) (22 business days)
(after extension)	to June 3, 2008 (Tuesday) (40 business days)
(4) Purchase Price	¥600 per common share

2 Details Prior to Amendment and Details Subsequent to Amendment

Tender offer amendments have been underlined.

First 【Tender Offer Overview】

3 【Objectives】

(1) Overview

(Before Amendments)

At the extraordinary general shareholders' meeting of Target Company held in January 2008, a motion titled "Matter regarding establishment of 100% parent company via stock transfer" for the management integration ("Management Integration") between Target Company and AIN PHARMACIEZ Inc. ("AIN") was rejected. Subsequently, the Tender Offeror and Target Company ("Companies") re-initiated negotiations for a business and capital alliance, executing a basic agreement on March 17, 2008 to build stronger cooperative ties between the Companies. As a result of these negotiations, the Companies agreed to (1) set the number of directors at the Target Company at eight (8) individuals—two appointed by the Tender Offeror, four appointed by Target Company, and two selected as external directors; (2) set the ratio ("Equity Ratio") of Target Company shares owned by Tender Offeror to 33.3% of the total number of Target Company shares outstanding (excluding Target Company treasury stock) to be accomplished on or about May 23, 2008; (3) establish specific plans for the recovery of operating results and improvement of corporate value for the Target Company through a joint project team to be created by the Companies by or about the last day of April 2008 with the cooperation of the Tender Offeror. Based on the agreement between Tender Offeror and Target Company, Tender Offeror shall make a tender offer for Target Company stock ("Tender Offer"), establishing a limit of 2,800,000 shares of stock (share ownership after Tender Offer to amount to 24.38%) with the objective of forming an equity relationship as a precondition for the implementation of various measures to improve the management transparency and corporate value of Target Company in cooperation with Tender Offeror, while also providing shareholders of Target Company an opportunity to sell their stock.

(After Amendments)

At the extraordinary general shareholders' meeting of Target Company held in January 2008, a motion titled "Matter regarding establishment of 100% parent company via stock transfer" for the management integration ("Management Integration") between Target Company and AIN PHARMACIEZ Inc. ("AIN") was rejected. Subsequently, the Tender Offeror and Target Company ("Companies") re-initiated negotiations for a business and capital alliance, executing a basic agreement on March 17, 2008 to build stronger cooperative ties between the Companies. Subsequently on May 8, 2008, considering the status of subscriptions, Tender Offeror increased the number (maximum) of stock shares subject to purchase, and signed a memorandum of understanding to extend the tender offer duration. As a result of these negotiations, the Companies agreed to (1) set the number of directors at the Target Company at eight (8) individuals—two appointed by the Tender Offeror, four appointed by Target Company, and two selected as external directors; (2) set the ratio ("Equity Ratio") of Target Company shares owned by Tender Offeror to 33.3% of the total number of Target Company shares outstanding (excluding Target Company treasury stock) to be accomplished on or about mid-June, 2008; (3) establish specific plans for the recovery of operating results and improvement of corporate value for the Target Company through a joint project team to be created by the Companies by or about the last day of April 2008 with the cooperation of the Tender Offeror. Based on the agreement between Tender Offeror and Target Company, Tender Offeror shall make a tender offer for Target Company stock ("Tender Offer"), establishing a limit of 3,800,000 shares of stock (share ownership after Tender Offer to amount to 27.73%) with the objective of forming an equity relationship as a precondition for the implementation of various measures to improve the management transparency and corporate value of Target Company in cooperation with Tender Offeror, while also providing shareholders of Target Company an opportunity to sell their stock.

(2) Background and Rationale for Tender Offer
(ii) Circumstances leading to Tender Offer

(Before Amendments)

Subsequently, the Tender Offeror and Target Company re-initiated negotiations related to a business and equity tie-up, executing a basic agreement for building a stronger cooperative relationship between the Companies on March 17, 2008, the major points of which are as outlined below.

(omitted)

(4) ...setting the Equity Ratio to 33.3% according to the methods discussed below. However, subsequent to this increase in investment ratio, the Tender Offeror shall still respect the independence of Target Company management.

The Tender Offeror shall make a tender offer at a price of ¥600 per share, limited to a maximum of 2,800,000 shares.

(After Amendments)

Subsequently, the Tender Offeror and Target Company re-initiated negotiations related to a business and equity tie-up, executing a basic agreement for building a stronger cooperative relationship between the Companies on March 17, 2008, further executing a memorandum of understanding amending the aforementioned agreement on May 8 of the same year, the major points of which are as outlined below.

(Omitted)

(4)...setting the Equity Ratio to 33.3% according to the methods discussed below. However, subsequent to this increase in investment ratio, the Tender Offeror shall still respect the independence of Target Company management.

The Tender Offeror shall make a tender offer at a price of ¥600 per share, limited to a maximum of 3,800,000 shares.

(5) Potential Delisting

(Before Amendments)

The Tender Offeror shall implement Tender Offer limited to a maximum of 2,800,000 shares; accordingly we believe there to be no factual basis for a potential delisting of Target Company shares due to Tender Offer.

(After Amendments)

The Tender Offeror shall implement Tender Offer limited to a maximum of 3,800,000 shares; accordingly we believe there to be no factual basis for a potential delisting of Target Company shares due to Tender Offer.

4 [Duration of Tender Offer, Tender Offer Price, and Number of Stock Certificates subject to Purchase]

(1) 【Duration of Tender Offer】

a. 【Duration as of Initial Filing】

(Before Amendments)

Duration of Tender Offer	From April 4, 2008 (Friday) to May 8, 2008 (Thursday) (22 business days)
Public Notice Date	April 4, 2008
Name of Newspaper used for Public Notice	Public notice was issued electronically; such intent was published via the Nihon Keizai Shimbun. (Electronic Publication URL http://info.edinet-fsa.go.jp/)

(After Amendments)

Duration of Tender Offer	From April 4, 2008 (Friday) to June 3, 2008 (Tuesday) (40 business days)
Public Notice Date	April 4, 2008
Name of Newspaper used for Public Notice	Public notice was issued electronically; such intent was published via the Nihon Keizai Shimbun. (Electronic Publication URL http://info.edinet-fsa.go.jp/)

b. 【Allowance of Extension according to Target Company Request】

(Before Amendments)

According to the provisions of Article 27-10 Paragraph 3 of the Law, Target Company may, upon submitting a Statement of Opinion requesting an extension in the duration of the tender offer ("Tender Offer Duration"), extend said Tender Offer Duration by thirty (30) business days to May 20, 2008.

(After Amendments)

Not applicable.

c. 【Extension Confirmation Contact Information】

(Before Amendments)

Address	AEON Co., Ltd. 1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture
Telephone Number	043-212-6057
Contact Hours	Weekdays between 10:00 and 17:00

(After Amendments)

Not applicable.

(3) 【Number of Shares to be Purchased】

(Before Amendments)

Planned Purchase in terms of Stock Shares	Minimum Planned Purchase in terms of Stock Shares	Maximum Planned Purchase in terms of Stock Shares
2,800,000 (shares)	- (shares)	2,800,000 (shares)

(After Amendments)

Planned Purchase in terms of Stock Shares	Minimum Planned Purchase in terms of Stock Shares	Maximum Planned Purchase in terms of Stock Shares
3,800,000 (shares)	- (shares)	3,800,000 (shares)

5 【Share Ownership after Tender Offer】
(Before Amendments)

Category	Number of Voting Rights
Number of voting rights represented by share certificates subject to tender offer (units) (a)	5,600
Number of voting rights represented by residual share certificates and other securities from (a) (units) (b)	-
Number of voting rights represented by trust beneficiary certificates, depository receipts and other securities displaying share certificate rights from (b) (units) (c)	-
Number of voting rights represented by share certificates owned by Tender Offeror as of the date of the submission of the Notice (units) (d)	8,980
Number of voting rights represented by residual share certificates and other securities from (d) (units) (e)	-
Number of voting rights represented by trust beneficiary certificates, depository receipts and other securities displaying share certificate rights from (e) (units) (f)	-
Number of voting rights represented by share certificates owned by Special Related Parties as of the date of the submission of the Notice (units) (g)	94
Number of voting rights represented by residual share certificates and other securities from g (units) (h)	-
Number of voting rights represented by trust beneficiary certificates, depository receipts and other securities displaying share certificate rights from (h) (units) (i)	-
Number of voting rights of shareholders of Target Company (as of August 20, 2007) (units) (j)	59,678
Ratio of the number of voting rights represented by share certificates subject to tender offer to the number of voting rights owned by shareholders ((a)/(j)) (%)	9.36
Share Ownership after Tender Offer ((a+d+g) / (j+(b-c) + (e-f) + (h-i))×100) (%)	24.38

(Note1) "Number of voting rights represented by share certificates subject to tender offer (a)" is the number of voting rights represented by the number of shares subject to Tender Offer (2,800,000 shares)

(After Amendments)

Category	Number of Voting Rights
Number of voting rights represented by share certificates subject to tender offer (units) (a)	7,600
Number of voting rights represented by residual share certificates and other securities from (a) (units) (b)	-
Number of voting rights represented by trust beneficiary certificates, depository receipts and other securities displaying share certificate rights from (b) (units) (c)	-
Number of voting rights represented by share certificates owned by Tender Offeror as of the date of the submission of the Notice (units) (d)	8,980
Number of voting rights represented by residual share certificates and other securities from (d) (units) (e)	-
Number of voting rights represented by trust beneficiary certificates, depository receipts and other securities displaying share certificate rights from (e) (units) (f)	-
Number of voting rights represented by share certificates owned by Special Related Parties as of the date of the submission of the Notice (units) (g)	94
Number of voting rights represented by residual share certificates and other securities from (g) (units) (h)	-
Number of voting rights represented by trust beneficiary certificates, depository receipts and other securities displaying share certificate rights from (h) (units) (i)	-
Number of voting rights of shareholders of Target Company (as of August 20, 2007) (units) (j)	59,678
Ratio of the number of voting rights represented by share certificates subject to tender offer to the number of voting rights owned by shareholders ((a)/(j)) (%)	12.71
Share Ownership after Tender Offer ((a+d+g) / (j+(b-c) + (e-f) + (h-i))×100) (%)	27.73

(Note1) "Number of voting rights represented by share certificates subject to tender offer (a)" is the number of voting rights represented by the number of shares subject to Tender Offer (3,800,000 shares).

8 【Funds Required for Tender Offer】

(1) 【Funds Required for Tender Offer】

(Before Amendments)

Cash Payments (yen) (a)	1,680,000,000
Non-Cash Payments (Type)	-
Non-Cash Payments (Total Value)	-
Commissions (yen) (b)	40,000,000
Other (yen) (c)	7,000,000
Total (yen) (a) + (b) + (c)	1,727,000,000

(Note 1) The value of cash payments in the "Cash Payments (a)" column represents the number of shares subject to purchase (2,800,000 shares) multiplied by the purchase price per share.

(Note 2) The value of commissions in the "Commissions (b)" column represents the amount expected to be paid to the tender offer agent for the number of shares subject to purchase (2,800,000 shares).

(After Amendments)

Cash Payments (yen) (a)	2,280,000,000
Non-Cash Payments (Type)	-
Non-Cash Payments (Total Value)	-
Commissions (yen)(b)	42,000,000
Other (yen) (c)	10,000,000
Total (yen)(a) + (b) + (c)	2,332,000,000

(Note 1) The value of cash payments in the "Cash Payments (a)" column represents the number of shares subject to purchase (3,800,000 shares) multiplied by the purchase price per share.

(Note 2) The value of commissions in the "Commissions (b)" column represents the amount expected to be paid to the tender offer agent for the number of shares subject to purchase (3,800,000 shares).

10 【Settlement Procedures】

(2) 【Date of Start of Settlement】

(Before Amendments)

May 14, 2008 (May 27, 2008 in the event that the Tender Offer Duration is extended under the provisions of Article 27-10 Paragraph 3 of the Law)

(After Amendments)

June 10, 2008

Fourth 【Transactions between Tender Offeror and Target Company】

2 【Agreements and Agreement Details between Tender Offeror, Target Company and/ or Officers of the Companies】

(Before Amendments)

The Tender Offeror and Target Company executed a basic agreement to build a stronger cooperative relationship between the Companies on March 17, 2008, the major points of which are outlined below.

(Omitted)

(4)...setting the Equity Ratio to 33.3% according to the methods discussed below. However, subsequent to this increase in investment ratio, the Tender Offeror shall still respect the independence of Target Company management.

The Tender Offeror shall make a tender offer at a price of ¥600 per share, limited to a maximum of 2,800,000 shares. Upon the conclusion of the purchase period of Tender Offer, Target Company shall issue shares for subscription by means of a third-party allocation, and the Tender Offeror shall acquire such shares for subscription, limited to a maximum number to represent Equity Ratio of 33.3%. The issuance price of said shares for subscription shall be ¥600.

(After Amendments)
The Tender Offeror and Target Company executed a basic agreement to build a stronger cooperative relationship between the Companies on March 17, 2008, the major points of which are outlined below.

(Omitted)

(4)...setting the Equity Ratio to 33.3% according to the methods discussed below. However, subsequent to this increase in investment ratio, the Tender Offeror shall still respect the independence of Target Company management.

The Tender Offeror shall make a tender offer at a price of ¥600 per share, limited to a maximum of 3,800,000 shares. Upon the conclusion of the purchase period of Tender Offer, Target Company shall issue shares for subscription by means of a third-party allocation, and the Tender Offeror shall acquire such shares for subscription, limited to a maximum number to represent Equity Ratio of 33.3%. The issuance price of said shares for subscription shall be ¥600.

End

CFS Corporation
AEON Co., Ltd.

Execution of Business/ Equity Tie-Up Agreement

May 8, 2008 — CFS Corporation ("CFS") and AEON Co., Ltd. ("AEON") have formally executed a business and equity tie-up under the terms of a basic agreement signed between the two firms on March 17, 2008.

Details

1. Overview of the Business/ Equity Tie-Up

The goal of CFS is to build corporate and shareholder value through a stronger business and equity tie-up with AEON, becoming a total healthcare corporation through greater expertise in prescription services, a core component of the CFS management vision, strengthening the "HAC Drug" and "Kimisawa" brands, while at the same time implementing initiatives to recover profitable operations in the drugstore and food divisions, including measures to strengthen current businesses and to develop new businesses. AEON pledges to mobilize management resources in support of these CFS objectives.

In order to make the most of this business and equity tie-up, both companies will establish a cooperative structure, including the following elements:

1) CFS will complete the creation of a mid-term management plan prior to early June 2008, setting implementation deadlines and numerical targets for specific matters covered in the following paragraphs for the realization of plan objectives, faithfully enacting said plan.
2) Both firms will cooperate in the inauguration of a Business Partnership Promotion Committee (working name), periodically meeting to discuss specific measures and progress toward goals.

2. Business Tie-Up Details

CFS and AEON will discuss the business tie-up in various implementation promotion project teams, focusing on the following matters, and actively implementing specific measures.

1) Cooperative Product Purchasing

CFS will incorporate AEON private brands TOPVALU and welcia, and participate in joint purchasing of national brand products. The companies will work toward cooperative purchasing and development of fresh produce and prepared foods, leading to reduced purchase costs. At the same time, the firms will engage in cooperative purchasing of facilities and materials, resulting in major cost reductions.

2) Store Network Consolidation; Store Expansion and Remodeling

To solidify its revenue base, CFS will, with the support of AEON, aggressively pursue the consolidation of its store network, including a thorough review of unprofitable locations, as well as the execution of store expansion and remodeling based on the mid-term management plan, re-invigorating existing stores and executing measures related to prescription services.

3) Personnel Hiring, Educating and Interchange

CFS and AEON will create a cooperative structure for hiring pharmacists, while at the same time participating in the AEON Welcia Stores Comprehensive Personnel Training Organization, engaging in personnel interchange to develop mid-level managers.

4) Participation in AEON Group Activities

CFS will participate in Group activities as a member of AEON Welcia Stores and the AEON SM division, pursuing the effective utilization of AEON management resources. CFS will promote the use of AEON Credit financial services, and consider the incorporation of other financial services, including AEON Bank.

5) Sales Management, Logistics, and Support Services

The companies will work to strengthen their alliance related to the development of an inventory management system, sales, and sales promotion methods, strategy creation for optimizing logistics services through a logistics efficiency committee, and support services.

6) Other

Top management of the Companies will meet together periodically to exchange opinions. The firms will investigate systems structures and other means to share information.

3. Equity Tie-Up; Management Structure

Matters related to equity tie-up and management structure are as previously announced on March 17, 2008 in "CFS Corporation and AEON in Business/ Equity Tie-Up."

AEON has engaged in a tender offer for common shares of CFS stock beginning April 4, 2008. As of the date of this announcement, AEON and CFS have agreed to increase the maximum number of shares to 3,800,000, and extend the tender offer duration to June 3, 2008. In connection with this transaction, the offering and payment dates for the issuance of shares for subscription allocated to AEON by CFS is scheduled to be changed to mid-June.

End

TSURUYA SHOE STORE Co., Ltd.
NUSTEP Co., Ltd.
AEON Co., Ltd.

Integration of Retail Shoe Businesses

May 8, 2008 — Tsuruya Shoe Store Co., Ltd. ("Tsuruya"), responsible for the retail shoe business of the AEON Group, NUSTEP Co., Ltd. ("NUSTEP") and AEON Co., Ltd. ("AEON") announced today the formalization of a basic agreement to merge TSURUYA and NUSTEP, with TSURUYA remaining as the surviving entity.

Details

1. Objective

The integration of Tsuruya and NUSTEP will enhance the competitive strength of the shoe division, creating the No. 3 company in the industry with 383 locations nationwide. Tsuruya is particularly strong in the sales of men's shoes and sports shoes, operating "ASBee" stores inside shopping centers in the Chubu and Kanto regions, while NUSTEP operates a chain of more than 300 retail shoe stores throughout Japan, including the family-oriented "NUSTEP" chain and the "Pista" women's shoe store chain.

To maximize group synergies, the new company will extend beyond specialty shoe stores, engaging in cooperative purchasing and product supply with the GMS division, super centers and specialty stores within the Group. Economies of scale will significantly improve purchasing costs, while at the same time promoting further growth within the Group's shoe division, developing footwear products utilizing the SPA method.

As one link in the reformation of the GMS sales configuration, the shoe department within AEON GMS stores will be operated by the new company subsequent to the planned January integration. In the interim, the shoe department will be operated by NUSTEP.

The three companies have signed a basic agreement calling for the making the new entity a consolidated subsidiary under AEON quickly after the conclusion of the management integration. This mechanism will be published as soon as the details have been determined.

2. Merger Overview

(1) Schedule

August 31, 2008	Merger agreement execution (planned)
November 30, 2008	Extraordinary General Shareholders' Meeting Resolution (planned)
January 21, 2009	Effective merger date (planned)

(2) Merger Method

Absorption merger with Tsuruya being the surviving company and NUSTEP being dissolved through the merger. The firms plan to adopt a method whereby shares of Tsuruya stock will be given to current NUSTEP shareholders according to a merger ratio calculated at a future date.

(3) Other

The merger ratio will be determined according to negotiations to be held at a future date, taking into consideration merger ratios calculated by a third party institution.

A capital increase or other transaction (including stock purchase warrants) will be conducted within one year of the merger to ensure the number of Tsuruya shares owned by AEON exceeds 50% of the total number of outstanding shares.

3. Company Overview

(1) Company Name	TSURUYA SHOE STORE Co., Ltd.	NUSTEP Co., Ltd.
(2) Address of Head Office	3-4-10 Imaike, Chikusa-ku, Nagoya City	1-22-15 Shinkawa, Chuo-ku, Tokyo
(3) Business Description	Sales of shoes and related sundries	Sales of shoes and related sundries
(4) Incorporation Date	October 18, 1971	July 28, 1972
(5) Company Representative	Hiroyuki Hattori	Aiichiro Iwata
(6) Capital	2,002 million yen	700 million yen
(7) Number of Shares Issued	6,767 thousand	6,000 thousand
(8) Net Assets	9,517 million yen	1,448 million yen
(9) Total Assets	18,448 million yen	14,052 million yen
(10) Fiscal Year End	January 20	February 20
(11) Number of Employees	626 (84 part-time employees *Note 1)	319 (1,306 part-time employees *Note 2)
(12) Major Vendors	General Consumers	General Consumers
(13) Major Shareholders and Ownership Ratios	(see tables below)	(see tables below)
(14) Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mizuho Bank, Ltd., The Chukyo Bank, Ltd., The Bank of Nagoya, Ltd.	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, Resona Bank, Ltd., Mitsubishi UFJ Trust and Banking Corporation

(13) Major Shareholders and Ownership Ratios — TSURUYA SHOE STORE Co., Ltd.

	%
Hiroyuki Hattori	17.26%
AEON Co., Ltd.	16.25%
Masuko Uemura	5.09%
Kayo Nishida	5.09%
ITOCHU Corporation	4.99%
Tsuruya Shoji LLC	4.84%
Toyoko Hattori	4.69%
Teruo Hattori	3.98%
Aya Hattori	3.82%

Total AEON Group holdings 21.86% (as of 1/20/08)

(13) Major Shareholders and Ownership Ratios — NUSTEP Co., Ltd.

Shareholder	%
AEON Co., Ltd.	62.00%
Takada LLC	10.00%
MINISTOP	5.00%
MAXVALU Nishinihon Co., Ltd.	4.16%
Employee Stock Ownership Association	3.47%
Cox Co., Ltd.	3.15%
AEON Credit Service Co., Ltd.	1.66%
AEON Kyushu Co., Ltd.	1.66%
MaxValu Tohoku Co., Ltd.	1.66%

Total AEON Group holdings 81.40% (as of 2/20/08)

*Note 1: The number of part-time employees is the average number (actual number) during FYE January 2008.

*Note 2: The number of part-time employees is the number converted to an eight-hour equivalent as of February 20, 2008.

(15) Earnings for the Past Three Years

(a) Tsuruya Shoe Store Co., Ltd.

(Units: ¥millions)

Accounting Period	FYE Jan 2006	FYE Jan 2007	FYE Jan 2008
Net Sales	17,634	20,803	23,278
Ordinary Income	1,222	1,195	1,357
Net Income	619	754	712
Net Income per Share (yen)	121.37	116.85	105.30
Dividends per Share (yen)	7.00	8.00	10.00
Net Assets per Share (yen)	1,220.46	1,313.52	1,406.40

(b) NUSTEP Co., Ltd.

(Units: ¥millions)

Accounting Period	FYE Feb 2006	FYE Feb 2007	FYE Feb
Net Sales	26,297	28,344	30,657
Ordinary Income	311	506	440
Net Income	301	131	78
Net Income per Share (yen)	50.18	21.92	13.15
Dividends per Share (yen)	0	0	0
Net Assets per Share (yen)	306.47	269.70	241.38

4. Status of Surviving Company after Merger

<table>
<tr><td>(1) Company Name</td><td>TBD</td></tr>
<tr><td>(2) Business Description</td><td>Sales of shoes and related sundries</td></tr>
<tr><td>(3) Address of Head Office</td><td>3-4-10 Imaike, Chikusa-ku, Nagoya City</td></tr>
<tr><td>(4) Planned Company Representative and Officers</td><td><table>
<tr><th>Title</th><th>Name</th><th>Current Title</th></tr>
<tr><td>President</td><td>Hiroyuki Hattori</td><td>President, Tsuruya Shoe Store Co., Ltd.</td></tr>
<tr><td>Vice President</td><td>Aiichiro Iwata</td><td>President, NUSTEP Co., Ltd.</td></tr>
<tr><td colspan="3">The parties are currently discussing the appointment of other directors and corporate auditors</td></tr>
</table></td></tr>
<tr><td>(5) Capital</td><td>TBD</td></tr>
<tr><td>(6) Net Assets</td><td>TBD</td></tr>
<tr><td>(7) Total Assets</td><td>TBD</td></tr>
<tr><td>(8) Fiscal Year End</td><td>January 20</td></tr>
<tr><td>(9) Overview of Accounting Procedures</td><td>The merger is expected to be accounted for under the purchase method; however, at this point the amount of goodwill cannot be estimated. Once determined, the companies will publish the amount of goodwill and amortization period.</td></tr>
<tr><td>(10) Future Outlook</td><td>We will research the business and earnings outlook for the companies subsequent to integration, publishing the related information as it is determined.</td></tr>
</table>

【Reference】 Number of Tsuruya Shoe Store Co., Ltd. and NUSTEP Co., Ltd. Stores

	Tsuruya Shoe Store Co., Ltd.	NUSTEP Co., Ltd.
Stores	68	315

*As of May 8, 2008

End

Issuance of Fourth Stock Warrant (Stock-Based Compensation Stock Options)

March 15, 2008 — A resolution was passed at an AEON Co., Ltd. ("the Company") board meeting and Compensation Committee meeting held on May 15, 2008 to issue stock warrants to be used as stock options for stock-based compensation, according to the terms detailed below, as compensation to certain individuals (Company executive officers as well as AEON Group company directors proposed by the Company's Compensation Committee and approved by the Company's board of directors as directors who are equivalent to Company executive officers; "Group Company Directors," and collectively, together with Company executive officers, "Operating Officers," below), based on the provisions of Articles 236 and 238 of the Company Law.

Details

1. Objective

The purpose of this system is to enhance the connection between personal compensation, Company operating results, and share value among AEON Group Operating Officers, as well as to instill a shared benefit of share price increases, and the risk of share price drops, together with Company shareholders. The intent is to increase the motivation and morale to improve mid- and long-term operating results, and to maximize corporate value.

2. Details of Stock Warrant Issuance

(1) Stock Warrant Identification

AEON Co., Ltd., Fourth Stock Warrant (Stock-Based Compensation Stock Options)

(2) Type and Number of Shares subject to Stock Warrants

Up to a maximum of 21,600 shares of Company common stock.

(3) Individuals Eligible for Stock Warrants, Number of Stock Warrants Allocated

A total of up to 216 stock warrants, with 156 warrants allocated to twenty-six (26) individuals selected as Company executive officers during the May 15, 2008 meeting of the board of directors, and 60 stock warrants allocated to seven (7) AEON Group Company Directors.

(4) Number of Shares Attached to Each Stock Warrant

One hundred (100) shares of stock will attach to each stock warrant ("Number of Granted Shares").

(5) Stock Warrant Issuance Price

Issued at the fair accounting valuation price on the date of allotment.

(6) Amount Paid for Stock Warrants

Since stock warrants will be issued to Operating Officers as compensation equivalent to the fair accounting valuation price on the date of allotment, no financial payment in exchange for stock warrants will be required.

(7) Value of Assets to be contributed at the Time of Stock Warrant Exercise

The required payment amount at the time of stock warrant exercise shall be an amount equivalent to the payment amount ("Exercise Price") for each share of stock issued or transferred via the exercise of stock warrants, multiplied by the Number of Granted Shares. The Exercise Price shall be one yen (¥1).

(8) Stock Warrant Exercise Period

Between November 21, 2008 and November 20, 2023.

(9) Other Stock Warrant Exercise Terms

a. Individuals receiving an allotment of stock warrants ("Stock Warrant Owner") must maintain standing as Operating Officers, even at the time of exercise. However, individuals who have retired from their position as Operating Officer may exercise stock warrants within five (5) years of the date of their retirement.

b. All stock warrants owned must be exercised at the same time; stock warrants may not be exercised in separate transactions.

(10) Reasons/ Circumstances for Stock Warrant Cancellation

a. Stock warrants shall extinguish in the event that the exercise period elapses prior to the exercise of stock warrants, or in the event that the Operating Officer does not exercise stock warrants within five (5) years of retirement, regardless of whether the exercise period has ended or not.

b. The Company may acquire and cancel stock warrants without consideration in the event that the Stock Warrant Policy-Making Body as defined in (15) makes a decision to acquire such stock warrants based on the determination that a Stock Warrant Owner becomes subject to any of the following:

(i.) An act in serious violation of law or Company internal rules

(ii.) Criminal penalties resulting in imprisonment

(iii.) Assuming, or agreeing to assume, a position as officer or employee at a competing company without prior consent by the Company

(iv.) The death of an Inheritor of Rights as determined in (12)

(v.) When the Stock Warrant Owner announced the intent to abandon all stock warrants

c. In the event that a resolution is passed by the Company's board of directors to acquire all or a portion of stock warrants, the Company may acquire and cancel such stock warrants without consideration, according to board resolution.

(11) Non-Assignment of Stock Warrants

Neither Stock Warrant Owners nor Inheritor of Rights as determined in (12) may transfer stock warrants or offer stock warrants as security.

(12) Stock Warrant Succession

In the event of the death of the Stock Warrant Owner, one (1) legal successor of the Stock Warrant Owner ("Inheritor of Rights") may succeed the rights of the Stock Warrant Owner with respect to stock warrants. In the event of the death of the Inheritor of Rights, the successor of said Inheritor of Rights may not inherit stock warrants.

(13) Stock Warrant Certificate Issuance

Stock warrant certificates shall not be issued to Stock Warrant Owner or Inheritor of Rights.

(14) Change in Paid-In Capital and Capital Reserves after Stock Warrant Exercise

When new common shares of Company stock are issued in response to the exercise of stock warrants, the amount of the increase in paid-in capital shall be one-half (1/2) the total of the per-share book value and exercise price (round up to the nearest yen). The amount of increase in capital reserves shall be the amount remaining when subtracting the amount of the relevant increase in paid-in capital from the amount of the relevant total.

(15) Stock Warrant Policy-Making Body

The Company's Compensation Committee determines allotments for Company executive officers. The Company's board of directors determines allotments for Group Company Directors, based on recommendations by the Company's Compensation Committee.

(16) Stock Warrant Allotment Date

November 20, 2008.

End

ÆON

Issuance of Fifth Stock Warrant (Stock-Based Compensation Stock Options)

May 15, 2008 — A resolution was passed at an AEON Co., Ltd. ("the Company") board meeting and Compensation Committee meeting held on May 15, 2008 to issue stock warrants to be used as stock options for stock-based compensation, according to the terms detailed below, as compensation to certain individuals (AEON Group company directors proposed by the Company's Compensation Committee and approved by the Company's board of directors as directors who are equivalent to Company executive officers; "Group Company Directors," and collectively, together with Company executive officers, "Operating Officers," below), based on the provisions of Articles 236 and 238 of the Company Law.

Details

1. Objective

The purpose of this system is to enhance the connection between personal compensation, Company operating results, and share value among AEON Group Operating Officers, as well as to instill a shared benefit of share price increases, and the risk of share price drops, together with Company shareholders. The intent is to increase the motivation and morale to improve mid- and long-term operating results, and to maximize corporate value.

2. Details of Stock Warrant Issuance

(1) Stock Warrant Identification

AEON Co., Ltd., Fifth Stock Warrant (Stock-Based Compensation Stock Options)

(2) Type and Number of Shares subject to Stock Warrants

Up to a maximum of 20,300 shares of Company common stock.

(3) Individuals Eligible for Stock Warrants, Number of Stock Warrants Allocated

A total of up to 203 stock warrants, allocated to eight (8) AEON Group Company Directors.

(4) Number of Shares Attached to Each Stock Warrant

One hundred (100) shares of stock will attach to each stock warrant ("Number of Granted Shares").

(5) Stock Warrant Issuance Price

Issued at the fair accounting valuation price on the date of allotment.

(6) Amount Paid for Stock Warrants

Since stock warrants will be issued to Operating Officers as compensation equivalent to the fair accounting valuation price on the date of allotment, no financial payment in exchange for stock warrants will be required.

(7) Value of Assets to be contributed at the Time of Stock Warrant Exercise

The required payment amount at the time of stock warrant exercise shall be an amount equivalent to the payment amount ("Exercise Price") for each share of stock issued or transferred via the exercise of stock warrants, multiplied by the Number of Granted Shares. The Exercise Price shall be one yen (¥1).

(8) Stock Warrant Exercise Period

Between May 21, 2009 and May 20, 2024.

(9) Other Stock Warrant Exercise Terms

a. Individuals receiving an allotment of stock warrants ("Stock Warrant Owner") must maintain standing as Operating Officers, even at the time of exercise. However, individuals who have retired from their position as Operating Officer may exercise stock warrants within five (5) years of the date of their retirement.

b. All stock warrants owned must be exercised at the same time; stock warrants may not be exercised in separate transactions.

(10) Reasons/ Circumstances for Stock Warrant Cancellation

a. Stock warrants shall extinguish in the event that the exercise period elapses prior to the exercise of stock warrants, or in the event that the Operating Officer does not exercise stock warrants within five (5) years of retirement, regardless of whether the exercise period has ended or not.

b. The Company may acquire and cancel stock warrants without consideration in the event that the Stock Warrant Policy-Making Body as defined in (15) makes a decision to acquire such stock warrants based on the determination that a Stock Warrant Owner becomes subject to any of the following:

(i.) An act in serious violation of law or Company internal rules

(ii.) Criminal penalties resulting in imprisonment

(iii.) Assuming, or agreeing to assume, a position as officer or employee at a competing company without prior consent by the Company

(iv.) The death of an Inheritor of Rights as determined in (12)

(v.) When the Stock Warrant Owner announced the intent to abandon all stock warrants

c. In the event that a resolution is passed by the Company's board of directors to acquire all or a portion of stock warrants, the Company may acquire and cancel such stock warrants without consideration, according to board resolution.

(11) Non-Assignment of Stock Warrants

Neither Stock Warrant Owners nor Inheritor of Rights as determined in (12) may transfer stock warrants or offer stock warrants as security.

(12) Stock Warrant Succession

In the event of the death of the Stock Warrant Owner, one (1) legal successor of the Stock Warrant Owner ("Inheritor of Rights") may succeed the rights of the Stock Warrant Owner with respect to stock warrants. In the event of the death of the Inheritor of Rights, the successor of said Inheritor of Rights may not inherit stock warrants.

(13) Stock Warrant Certificate Issuance

Stock warrant certificates shall not be issued to Stock Warrant Owner or Inheritor of Rights.

(14) Change in Paid-In Capital and Capital Reserves after Stock Warrant Exercise

When new common shares of Company stock are issued in response to the exercise of stock warrants, the amount of the increase in paid-in capital shall be one-half (1/2) the total of the per-share book value and exercise price (round up to the nearest yen). The amount of increase in capital reserves shall be the amount remaining when subtracting the amount of the relevant increase in paid-in capital from the amount of the relevant total.

(15) Stock Warrant Policy-Making Body

The Company's board of directors determines allotments for Group Company Directors, based on recommendations by the Company's Compensation Committee.

(16) Stock Warrant Allotment Date

May 20, 2009.

End

This is an abridged translation of the original Japanese document and is provided for informational purposes only. If there are any discrepancies between this and the original, the original Japanese document prevails.

ÆON

Results of Tender Offer for Common Shares of CFS Corporation

June 4, 2008 — AEON Co., Ltd. ("Offeror") made a tender offer ("Tender Offer") for common shares of CFS Corporation (Code No.: 8229 First Section, Tokyo Stock Exchange; "Target") beginning April 4, 2008. The Tender Offer has concluded as of June 3, 2008. The following are the results of the Tender Offer.

Details

1 Tender Offer Description

(1) Name and Address of Offeror
AEON Co., Ltd.
1-5-1 Nakase, Mihama-ku, Chiba City, Chiba Prefecture

(2) Name of Target Company
CFS Corporation

(3) Class of Shares for Tender Offer
Common Stock

(4) Number of Shares for Tender Offer

Class of Shares	Number of Shares for Tender Offer	Maximum Number of Shares for Tender Offer
Stock Certificates	3,800,000 shares	3,800,000 shares
Stock Acquisition Rights	— shares	— shares
Bonds with Stock Acquisition Rights	— shares	— shares
Stocks and other Trust Beneficiary Certificates	— shares	— shares
Stocks and other Depositary Receipts	— shares	— shares
Total	3,800,000 shares	3,800,000 shares

(5) Tender Offer Period
April 4, 2008 (Friday) through June 3, 2008 (Tuesday) (40 business days)

(6) Purchase Price
¥600 per one common share of stock

2 Tender Offer Results

(1) Condition of Tendered Shares

Type of Stock Certificates	Number of Shares Tendered	Number of Shares Purchased
Stock Certificates	5,736,302 shares	3,800,000 shares
Stock Acquisition Rights	— shares	— shares
Bonds with Stock Acquisition Rights	— shares	— shares
Stocks and other Trust Beneficiary Certificates	— shares	— shares
Stocks and other Depositary Receipts	— shares	— shares
Total	5,736,302 shares	3,800,000 shares

(2) Success of the Tender Offer

The total number of shares tendered in response to the Tender Offer was 5,736,302. As this amount exceeded the volume of shares scheduled for Tender Offer (3,800,000 shares), the Tender Offeror, as disclosed in the public notice for tender offer and tender offer filing, and in accordance with the provisions of Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (Law Number 25, 1948 and including subsequent revisions; "Law") and the provisions of Article 32 of the cabinet ordinance regarding disclosure of tender offers for shares, etc. by entities other than issuers (Ministry of Finance Ordinance Number 38, 1990 and including subsequent revisions; "Ordinance"), made the decision to purchase and/ settle shares, etc. based on the proportional distribution (pro rata) method.

(3) Ownership Percentage of Shares and other Securities after the Tender Offer

Number of Voting Rights Represented by Shares and Other Securities Owned by the Tender Offeror prior to the Tender Offer	8,980 units	(Ownership Percentage of Shares and Other Securities prior to the Tender Offer: 15.02%)
Number of Voting Rights Represented by Shares and Other Securities Owned by the Tender Offeror after the Tender Offer	16,580 units	(Ownership Percentage of Shares and Other Securities after the Tender Offer: 27.73%)
Number of Voting Rights Represented by Shares and Other Securities Owned by Specially Related Parties prior to the Tender Offer	94 units	(Ownership Percentage of Shares and Other Securities prior to the Tender Offer: 0.16%)
Number of Voting Rights Represented by Shares and Other Securities Owned by Specially Related Parties after the Tender Offer	3,076 units	(Ownership Percentage of Shares and Other Securities after the Tender Offer: 5.14%)
Total Number of Voting Rights of Shareholders and other Parties of the Target Company	59,678 units	

(Note 1) The "Number of Voting Rights Represented by Shares and Other Securities Owned by Specially Related Parties after the Tender Offer" is the aggregate of the number of voting rights represented by shares and other securities owned by each specially related party (not including treasury stock).

(Note 2) The "Total Number of Voting Rights of Shareholders and Other Parties of the Target Company" represents the number of voting rights of all of the shareholders as described in the 61st Annual Securities Report submitted by the Target Company on May 15, 2008. However, since fractional shares are also subject to the scope of the Tender Offer, the calculation for the "Ownership Percentage of Shares and Other Securities prior to the Tender Offer" and the "Ownership Percentage of Shares and Other Securities after the Tender Offer" includes the number of voting rights represented by fractional shares (118 voting units represented by 59,210 shares, calculated as 468 shares of fractional treasury shares owned by the Target as of February 20, 2008 subtracted from 59,678 fractional shares as of February 20, 2008 as described in the Annual Securities Report identified above), resulting in a calculation of 59,796 units for "Total Number of Voting Rights of Shareholders and other Parties of the Target Company."

(Note 3) "Ownership Percentage of Shares and Other Securities prior to the Tender Offer" and "Ownership Percentage of Shares and Other Securities after the Tender Offer" are rounded to the nearest hundredth of a percent.

(4) Calculation for Purchase Pursuant to the Pro Rata Method
Due to the fact that the total number of tendered shares exceeded the "Maximum Number of Shares for Tender Offer" (3,800,000), as indicated in public notice of tender offer and tender offer filing, all or a portion of the shares exceeding this maximum will not be subject to purchase, and according to the provisions of Article 27-13 Paragraph 5 of the Law and according to the provisions of Article 32 of the Ordinance, the Tender Offeror shall purchase and/ settle shares, etc. based on the proportional distribution (pro rata) method. (In the event of fractional shares for shares tendered, the number of purchased shares calculated via the pro rata method will be capped by the number of tendered shares)

Because the total number of shares to be purchased from all shareholders wishing to tender their share certificates in the Tender Offer is calculated pursuant to the pro rata method, in which fractional shares are rounded up, as a result such total number of shares to be purchased exceeded "Maximum Number of Converted Shares Scheduled to be Purchased;" the Tender Offeror will reduce by one the number of units purchased from each shareholder, in order from the shareholder with the greatest number of shares rounded up (or by the number of fractional shares, in the event of fractional shares among the number of shares purchased as calculated according to the pro rata method). However, because reducing the number of shares purchased according to this method from all shareholders having the same number of rounded up shares will fall below the "Maximum Number of Converted Shares to be Purchased," certain shareholders in question were be selected by lottery to have their number of shares to be purchased reduced, to the extend that such does not fall below the "Maximum Number of Converted Shares to be Purchased."

(5) Settlement Method

a. Name and Address of Head Offices of Securities Companies and Banks, etc. in Charge of Settlement

Nikko Citigroup Limited 1-5-1 Marunouchi, Chiyoda-ku, Tokyo

Nikko Cordial Securities Inc. 3-3-1 Marunouchi, Chiyoda-ku, Tokyo

b. Settlement Commencement Date
June 10, 2008 (Tuesday)

c. Settlement Method
A notice of purchase will be mailed to each shareholder who applied for the Tender Offer (a "Tendering Shareholder") (or to the standing proxy in the case of shareholders and other parties who reside outside of Japan) promptly after the end of the Tender Offer Period.
Payment of the purchase price will be made in cash. The Tender Offer Agent or Sub-Agent will, in accordance with the Tendering Shareholder's instructions, remit the purchase price promptly after the commencement of settlement to the location designated by the Tendering Shareholder (or standing proxy for shareholders living outside Japan).

(6) Return of Shares
The Tender Offer Agent and the Sub-Agent shall return any necessary share certificates without delay after the settlement start date according to the instructions provided by the Tendering Shareholders, according to the methods described below:

a. In the event that at the time of tender, share certificates were submitted to the Tender Offer Agent or Sub-Agent, those shares that could not be purchased shall be delivered to the Tendering Shareholder, or shall be sent to the address or location of the Tendering Shareholder (or the standing proxy for shareholders not living in Japan).

b. In the event that share certificates, etc. tendered were held in custody by the Tender Offer Agent and/ or Sub-Agent (or with the Japan Securities Depository Center via the Tender Offer Agent or Sub-Agent), those shares that could not be purchased will be returned to the state of custodianship in effect prior to the tender.

3 Location at which a Copy of the Tender Offer Report is available to the Public

AEON Co., Ltd. Tokyo Office
(1-1 Kanda Nishiki-cho, Chiyoda-ku, Tokyo)

Tokyo Stock Exchange Group, Inc.
(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

End

AEON

Aeon Co., Ltd., to Provide Loan Credit Facility to The Talbots, Inc.

Chiba, Japan, June 11, 2008—Aeon Co., Ltd. (TSE: 8267) today agreed to provide its subsidiary The Talbots, Inc. (NYSE: TLB) with a $50 million unsecured subordinated loan credit facility maturing January 28, 2012. Talbots is currently implementing a turnaround plan and recorded solid first-quarter performance amid a difficult U.S. retailing environment. Taking recent financial market developments into account, Aeon agreed to provide Talbots with the loan credit facility to ensure that the turnaround plan stays firmly on track. The purpose of the loan credit facility is to augment Talbots' existing working capital lines of credit of US$165 million, increasing it to US$215 million. Talbots indicated that although its existing working capital lines of credit were sufficient to fund the turnaround plan for the time being, the additional loan credit facility will further increase liquidity and provide even greater flexibility to weather future financial market fluctuations. The funds procured through the loan credit facility will be used to finance working capital and for purposes relating to the turnaround plan.

Aeon is committed to supporting Talbots' turnaround plan.

Talbots issued a press release regarding the loan credit facility on June 11, 2008 (07:30 EST), which is available from the investor relations section of Talbots' website at the following URL:

- http://www.thetalbotsinc.com/ir/ir.asp

This is an abridged translation of the original Japanese document and is provided for informational purposes only. If there are any discrepancies between this and the original, the original Japanese document prevails.

AEON

Extraordinary Losses

July 8, 2008 — During the first quarter of the fiscal year ending February 2009, AEON Co., Ltd. ("the Company") recorded the following extraordinary losses.

Details

1. Details and Reasons behind the Recoding of Extraordinary Losses

   In the past, unredeemed gift coupons issued more than a certain time were transferred from liabilities and recorded as non-operating revenue by the Company. However, the Japanese Institute of Certified Public Accountants recently released a position statement on the auditing treatment of reserves stipulated in the Special Tax Measures Act, statutory allowances or reserves, and reserves for directors' retirement benefits (Audit and Assurance Practice Committee No. 42; April 13, 2007). In accordance with this, this fiscal year the Company has started setting aside allowances for losses on the redemption of gift coupons that had been removed from liabilities. Provisions are based on reasonable forecasts of the value of coupons redeemed.

2. Effect on Earnings

   Today (July 8, 2008) the Company released earnings figures for the first quarter of FYE February 2009. The extraordinary loss described herein has been accounted for in our annual projections; accordingly, no revisions of consolidated earnings projections are required.

End

This is an abridged translation of the original Japanese document and is provided for informational purposes only.
If there are any discrepancies between this and the original, the original Japanese document prevails.

AEON

Issuance of Sixth Stock Warrant (Stock-Based Compensation Stock Options)

August 6, 2008, the AEON Co., Ltd. ("the Company") Compensation Committee resolved to issue stock warrants according to the terms detailed below to be used as stock-based compensation for Company operating officers, based on the provisions of Articles 236 and 238 of the Company Law.

As of August 21, 2008, the Company will transfer all business operations (not including those business operations related to management and/or group operations of the business activities of companies in which stock is owned) to wholly owned subsidiary AEON Retail Co., Ltd, transitioning to a pure holding company; however, the stock warrants described herein are designed for Company operating officers subsequent to the transition to a pure holding company.

Details

1. Objective

The purpose of this system is to enhance the connection between personal compensation, Company operating results, and share value among AEON Group Operating Officers (Company operating officers and AEON Group company directors proposed by the Company's Compensation Committee and approved by the Company's board of directors as directors who are equivalent to Company operating officers; the same hereinafter), as well as to instill a shared benefit of share price increases, and the risk of share price drops, together with Company shareholders. The intent is to increase the motivation and morale to continuously improve mid- and long-term operating results, and to maximize corporate value.

2. Details of Stock Warrant Issuance

(1) Stock Warrant Identification

AEON Co., Ltd., Sixth Stock Warrant (Stock-Based Compensation Stock Options)

(2) Type and Number of Shares subject to Stock Warrants

Up to a maximum of 45,600 shares of Company common stock.

(3) Individuals Eligible for Stock Warrants, Number of Stock Warrants Allocated

A total of up to 456 stock warrants, allocated to nineteen (19) AEON Company Operating Officers subsequent to the transition to a pure holding company.

(4) Number of Shares Attached to Each Stock Warrant

One hundred (100) shares of stock will attach to each stock warrant ("Number of Granted Shares").

(5) Stock Warrant Issuance Price

Issued at the fair accounting valuation price on the date of allotment.

(6) Amount Paid for Stock Warrants

Since stock warrants will be issued to Operating Officers as compensation equivalent to the fair accounting valuation price on the date of allotment, no financial payment in exchange for stock warrants will be required.

(7) Value of Assets to be Contributed at the Time of Stock Warrant Exercise

The required payment amount at the time of stock warrant exercise shall be an amount equivalent to the payment amount ("Exercise Price") for each share of stock issued or transferred via the exercise of stock warrants, multiplied by the Number of Granted Shares. The Exercise Price shall be one yen (¥1).

(8) Stock Warrant Exercise Period

Between July 21, 2009 and July 20, 2024.

(9) Other Stock Warrant Exercise Terms

a. Individuals receiving an allotment of stock warrants ("Stock Warrant Owner") must maintain standing as Operating Officers, even at the time of exercise. However, individuals who have retired from their position as Operating Officer may exercise stock warrants within five (5) years of the date of their retirement.

b. All stock warrants owned must be exercised at the same time; stock warrants may not be exercised in separate transactions.

(10) Reasons/Circumstances for Stock Warrant Cancellation

a. Stock warrants shall extinguish in the event that the exercise period elapses prior to the exercise of stock warrants, or in the event that the Operating Officer does not exercise stock warrants within five (5) years of retirement, regardless of whether the exercise period has ended or not.

b. The Company may acquire and cancel stock warrants without consideration in the event that the Company board of directors makes a decision to acquire such stock warrants based on the determination that a Stock Warrant Owner becomes subject to any of the following:

i. An act in serious violation of law or Company internal rules

ii. Criminal penalties resulting in imprisonment

iii. Assuming, or agreeing to assume, a position as officer or employee at a competing company without prior consent by the Company

iv. The death of an Inheritor of Rights as determined in (12)

v. When the Stock Warrant Owner announced the intent to abandon all stock warrants

c. In the event that a resolution is passed by the Company's board of directors to acquire all or a portion of stock warrants, the Company may acquire and cancel such stock warrants without consideration, according to board resolution.

(11) Non-Assignment of Stock Warrants

Neither Stock Warrant Owners nor Inheritor of Rights as determined in (12) may transfer stock warrants or offer stock warrants as security.

(12) Stock Warrant Succession

In the event of the death of the Stock Warrant Owner, one (1) legal successor of the Stock Warrant Owner ("Inheritor of Rights") may succeed the rights of the Stock Warrant Owner with respect to stock warrants. In the event of the death of the Inheritor of Rights, the successor of said Inheritor of Rights may not inherit stock warrants.

(13) Stock Warrant Certificate Issuance

Stock warrant certificates shall not be issued to Stock Warrant Owner or Inheritor of Rights.

(14) Change in Paid-In Capital and Capital Reserves after Stock Warrant Exercise

When new common shares of Company stock are issued in response to the exercise of stock warrants, the amount of the increase in paid-in capital shall be one-half (1/2) the total of the per-share book value and exercise price (rounded up to the nearest yen). The amount of increase in capital reserves shall be the amount remaining when subtracting the amount of the relevant increase in paid-in capital from the amount of the relevant total.

(15) Stock Warrant Allotment Date

June 21, 2009.

End

END